     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 5, 1998



                                                      REGISTRATION NO. 333-57103

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------

                               AMENDMENT NO. 1 TO
                                    FORM S-3

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                           --------------------------

 MACK-CALI REALTY CORPORATION       MACK-CALI
                                   REALTY, L.P.

(Exact names of registrants as specified in their
         respective governing documents)
           MARYLAND                  DELAWARE

(State or other jurisdictions of incorporation or
        organization of each registrant)
          22-3305147                22-3315804
       (I.R.S. Employer          (I.R.S. Employer
     Identification No.)          Identification
                                       No.)

                         ------------------------------

                     11 COMMERCE DRIVE                                             MR. THOMAS A. RIZK
                 CRANFORD, NEW JERSEY 07016                                     CHIEF EXECUTIVE OFFICER
                       (908) 272-8000                                         MACK-CALI REALTY CORPORATION
        (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE                                11 COMMERCE DRIVE
                NUMBER, INCLUDING AREA CODE,                                   CRANFORD, NEW JERSEY 07016
              OF PRINCIPAL EXECUTIVE OFFICES)                                        (908) 272-8000
                                                                               (908) 272-6755 (FACSIMILE)
                                                                        (NAME AND ADDRESS OF AGENT FOR SERVICE)

                         ------------------------------

                                   COPIES TO:
                          JONATHAN A. BERNSTEIN, ESQ.
                              BLAKE HORNICK, ESQ.
                       PRYOR CASHMAN SHERMAN & FLYNN LLP
                                410 PARK AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 421-4100
                           (212) 326-0806 (FACSIMILE)
                         ------------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as possible after the Registration Statement becomes effective.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, check the following box. / /

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /X/

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the Prospectus is expected to be made pursuant to Rule 434, check the following box. / /

                        CALCULATION OF REGISTRATION FEE

TITLE OF SHARES TO BE REGISTERED                      PROPOSED MAXIMUM AGGREGATE OFFERING PRICE(1)
Mack-Cali Realty Corporation:
  Preferred Stock(2)...............................                        (8)
  Depositary Shares(3).............................                        (8)
  Guarantees(4)....................................                        (8)
Mack-Cali Realty, L.P.
  Debt Securities(5)...............................                        (8)
Total..............................................                 $2,000,000,000(6)

TITLE OF SHARES TO BE REGISTERED                             AMOUNT OF REGISTRATION FEE

Mack-Cali Realty Corporation:
  Preferred Stock(2)...............................                     N/A

  Depositary Shares(3).............................                     N/A

  Guarantees(4)....................................                     N/A

Mack-Cali Realty, L.P.
  Debt Securities(5)...............................                     N/A

Total..............................................                 $590,000(7)



(1) Estimated solely for the purpose of calculating the registration fee and exclusive of accrued interest, if any.

(2) There are being registered an indeterminate number of shares of Preferred Stock, as may be sold, from time to time, by Mack-Cali Realty Corporation (the "Company").

(3) To be represented by Depositary Receipts representing an interest in all or a specified portion of a share of Preferred Stock.

(4) Debt Securities issued by Mack-Cali Realty, L.P. (the "Operating Partnership") may be accompanied by a Guarantee to be issued by the Company. No separate consideration will be received for any Guarantee.

(5) There are being registered hereunder an indeterminate amount of non-convertible debt securities to be issued by the Operating Partnership as may be sold, from time to time, by the Operating Partnership.


(6) In no event will the aggregate maximum offering price of all securities registered under this Registration Statement exceed $2,000,000,000 or an equivalent amount in another currency or currencies or as determined by reference to an index or, if the securities are to be offered at a discount, the approximate proceeds to the Registrants.



(7) Calculated in accordance with Rule 457(o) under the Securities Act of 1933. The registration fee has been previously paid.


(8) Not specified as to each class of securities to be registered, pursuant to General Instruction II.D of Form S-3 under the Securities Act of 1933.

THE REGISTRANTS HEREBY AMEND THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANTS SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION ACTING PURSUANT TO SAID SECTION 8(A) MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                EXPLANATORY NOTE


    This Registration Statement relates to securities which may be offered from time to time by Mack-Cali Realty Corporation (the "Company") and Mack-Cali Realty, L.P., a majority-owned subsidiary of the Company (the "Operating Partnership"). This Registration Statement contains a form of basic prospectus (the "Basic Prospectus") relating to both the Company and the Operating Partnership which will be used in connection with an offering of securities by the Company or the Operating Partnership. The specific terms of the securities to be offered will be set forth in a Prospectus Supplement relating to such securities. To the extent securities of the Operating Partnership, which are limited to unsecured nonconvertible debt securities, are offered pursuant to the enclosed Basic Prospectus, the Basic Prospectus will include the financial statements, together with notes and schedules of the Operating Partnership set forth on pages F-1 through F-43 hereof.

                  SUBJECT TO COMPLETION, DATED AUGUST   , 1998

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

PROSPECTUS
                                 $2,000,000,000

                          MACK-CALI REALTY CORPORATION

                     PREFERRED STOCK AND DEPOSITARY SHARES

                             MACK-CALI REALTY, L.P.

                                DEBT SECURITIES

    Mack-Cali Realty Corporation (the "Company") may from time to time offer in one or more series (i) shares or fractional shares of its preferred stock, par value $.01 per share (the "Preferred Stock") or (ii) shares of Preferred Stock represented by depositary shares (the "Depositary Shares"). Mack-Cali Realty, L.P. (the "Operating Partnership") may from time to time offer in one or more series unsecured non-convertible debt securities (the "Debt Securities"). The Preferred Stock, Depositary Shares and Debt Securities (collectively, the "Offered Securities") have an aggregate initial public offering price of up to $2,000,000,000 (or its equivalent in another currency based on the exchange rate at the time of sale) in amounts, at prices and on terms to be determined at the time of the offering and may be offered, separately or together, in separate series in amounts, at prices and on terms to be set forth in a supplement to this Prospectus (each a "Prospectus Supplement"). If any Debt Securities issued by the Operating Partnership are rated below investment grade at the time of issuance, such Debt Securities will be fully and unconditionally guaranteed by the Company as to payment of principal, premium, if any, and interest (the "Guarantees").

    The specific terms of the Offered Securities in respect of which this Prospectus is being delivered will be set forth in the applicable Prospectus Supplement and will include, where applicable: (i) in the case of Preferred Stock, the specific title and stated value, any dividend, liquidation, redemption, conversion, voting and other rights and any initial public offering price; (ii) in the case of Depositary Shares, the fractional share of Preferred Stock represented by each such Depositary Share; and (iii) in the case of Debt Securities, the specific title, aggregate principal amount, currency, form (which may be registered or bearer, or certificated or global), authorized denominations, maturity, rate (or manner of calculation thereof) and time of payment of interest, terms for redemption at the option of the holder, terms for sinking fund payments, covenants, applicability of any Guarantees and any initial public offering price. In addition, such specific terms may include limitations on direct or beneficial ownership and restrictions on transfer of the Offered Securities, in each case as may be appropriate to preserve the status of the Company as a real estate investment trust ("REIT") for United States federal income tax purposes. See "Restrictions on Ownership of Capital Stock."

    The applicable Prospectus Supplement will also contain information, where applicable, about certain United States federal income tax considerations relating to, and any listing on a securities exchange of, the Offered Securities covered by such Prospectus Supplement.

    The Offered Securities may be offered directly, through agents designated from time to time by the Company, or to or through underwriters or dealers. If any agents or underwriters are involved in the sale of any of the Offered Securities, their names, and any applicable purchase price, fee, commission or discount arrangement between or among them, will be set forth, or will be calculable from the information set forth, in the applicable Prospectus Supplement. See "Plan of Distribution." No Offered Securities may be sold without delivery of the applicable Prospectus Supplement describing the method and terms of the offering of such series of Offered Securities.
                            ------------------------
 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
         PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
            REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                            ------------------------

            THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT
              PASSED ON OR ENDORSED THE MERITS OF THIS OFFERING.
                 ANY REPRESENTATION TO THE CONTRARY IS
                                   UNLAWFUL.

               The date of this Prospectus is            , 1998.

                               TABLE OF CONTENTS



                                                                            PAGE
                                                                            ----
AVAILABLE INFORMATION.....................................................     3
EXPLANATORY NOTE..........................................................     3
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE...........................     3
THE COMPANY AND THE OPERATING PARTNERSHIP.................................     5
RATIOS OF EARNINGS TO FIXED CHARGES.......................................     6
USE OF PROCEEDS...........................................................     8
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
  OPERATIONS..............................................................     8
POLICIES WITH RESPECT TO CERTAIN ACTIVITIES...............................    15
DESCRIPTION OF DEBT SECURITIES............................................    17
DESCRIPTION OF PREFERRED STOCK............................................    30
DESCRIPTION OF DEPOSITARY SHARES..........................................    36
RESTRICTIONS ON OWNERSHIP OF OFFERED SECURITIES...........................    39
MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS TO THE COMPANY OF
  ITS REIT ELECTION.......................................................    41
PLAN OF DISTRIBUTION......................................................    54
EXPERTS...................................................................    55
LEGAL MATTERS.............................................................    55
INDEX TO FINANCIAL STATEMENTS, SCHEDULES AND OTHER INFORMATION............   F-1

                             AVAILABLE INFORMATION

    The Company is, and upon effectiveness of the registration statement of which this Prospectus is a part (the "Registration Statement"), the Operating Partnership will be, subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith the Company files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission") and the Operating Partnership will file reports with the Commission. The Registration Statement, the exhibits and schedules forming a part thereof and such reports, proxy statements and other information can be inspected and copied at the Commission's public reference section, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the following regional offices of the Commission: Seven World Trade Center, 13th Floor, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can also be obtained at prescribed rates by writing to the public reference section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the Commission's Web site is: http://www.sec.gov. In addition, the Company's common stock, par value $.01 per share (the "Common Stock") is listed on the New York Stock Exchange (the "NYSE"), under the symbol "CLI," and the Pacific Exchange, and similar information concerning the Company can be inspected and copied at the offices of the NYSE, 20 Broad Street, New York, New York 10005, and the Pacific Exchange, 301 Pine Street, San Francisco, California 94104.

    The Company and the Operating Partnership have filed with the Commission the Registration Statement (of which this Prospectus is a part) under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Offered Securities. This Prospectus does not contain all of the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference and the exhibits and schedules thereto. For further information regarding the Company and the Offered Securities, reference is hereby made to the Registration Statement and such exhibits and schedules which may be obtained from the Commission at its principal office in Washington, D.C. upon payment of the fees prescribed by the Commission.

                                EXPLANATORY NOTE

    The Company conducts substantially all of its operations through, and substantially all of its properties are held directly or indirectly by, the Operating Partnership. Accordingly, information incorporated by reference herein from certain documents filed with the Commission by the Company is applicable to the Operating Partnership. To the extent that information incorporated by reference from such documents is inapplicable to the Operating Partnership, appropriate disclosure is included herein.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The documents listed below have been filed by the Company (File No. 1-13274) under the Exchange Act with the Commission and are incorporated herein by reference:


    a. The Company's Annual Report on Form 10-K (File No. 1-13274) for the fiscal year ended December 31, 1997, as amended by Form 10-K/A dated August 5, 1998;



    b. The Company's Quarterly Report on Form 10-Q (File No. 1-13274) for the fiscal quarter ended March 31, 1998, as amended by Form 10-Q/A dated June 9, 1998;

    c. The Company's Current Reports on Form 8-K and Form 8-K/A (File No. 1-13274), dated September 18, 1997, September 19, 1997, December 11, 1997, January 16, 1998, June 12, 1998 and August 5, 1998;


    d. The Company's Proxy Statements relating to the Special Meeting of Shareholders held on December 11, 1997 and the Annual Meeting of Shareholders on May 21, 1998; and

    e. The description of the Common Stock and the description of certain provisions of Maryland Law and the Company's Articles of Incorporation and Bylaws, both contained in the Company's Registration Statement on Form 8-A, dated August 9, 1994.

    All documents filed by the Company or the Operating Partnership pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Offered Securities shall be deemed to be incorporated by reference in this Prospectus and to be part hereof from the date of filing such documents (provided, however, that the information referred to in Item 402(a)(8) of Regulation S-K of the Commission shall not be deemed specifically incorporated by reference herein).

    Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein (or in the applicable Prospectus Supplement) or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    Copies of all documents which are incorporated herein by reference (not including the exhibits to such information, unless such exhibits are specifically incorporated by reference in such information) will be provided without charge to each person, including any beneficial owner of the Offered Securities, to whom this Prospectus is delivered, upon written or oral request. Requests should be made to Barry Lefkowitz, Executive Vice President and Chief Financial Officer of the Company, 11 Commerce Drive, Cranford, New Jersey 07016-3510 (telephone number: (908) 272-8000).

                   THE COMPANY AND THE OPERATING PARTNERSHIP


    Mack-Cali Realty Corporation (together with its subsidiaries, the "Company") is a fully-integrated real estate investment trust ("REIT") that owns and operates a portfolio comprised primarily of Class A office and office/flex buildings, as well as commercial real estate leasing, management, acquisition, development and construction businesses. As of June 1, 1998, the Company owned and operated 234 properties, aggregating approximately 26.3 million square feet (collectively, the "Properties"). The Properties are comprised of 222 office and office/flex buildings totaling approximately 25.9 million square feet (the "Office Properties" and "Office/Flex Properties," respectively), six industrial/warehouse properties containing an aggregate of approximately 400,000 square feet (the "Industrial/Warehouse Properties"), two multi-family residential properties, two stand-alone retail properties and two land leases. The 222 Office and Office/Flex Properties are comprised of 145 office buildings containing an aggregate of 21.9 million square feet (the "Office Properties") and 77 office/flex buildings containing an aggregate of approximately 4.0 million square feet (the "Office/Flex Properties"). The Company believes that its Properties have excellent locations and access and are well-maintained and professionally managed. As a result, the Company believes that its Properties attract high quality tenants and achieve among the highest rental, occupancy and tenant retention rates within their markets.



    The Properties are located primarily in the Northeast and Southwest, including a predominant presence in New Jersey, New York, Pennsylvania, Texas and Colorado. The Company believes that each of these markets has attractive economic and demographic characteristics. As of June 1, 1998, the Operating Partnership owned and operated 13.8 million square feet of office and office/flex space in New Jersey, a state widely regarded as a major center for corporate and international business and gaming/tourism. The Operating Partnership owned and operated 1.5 million square feet of office space in suburban Philadelphia, Pennsylvania as of June 1, 1998; and 4.4 million square feet of office and office/flex space, 387,000 square feet of industrial/warehouse space and residential and stand-alone retail properties and land leases in New York. As of June 1, 1998, the Operating Partnership also owned and operated 0.4 million square feet of office and office/flex space in Connecticut, 3.0 million square feet of office space in Texas, 0.8 million square feet of office space in Colorado and 0.5 million square feet of office space in Arizona.


    The Company's strategy has been to focus its development and ownership of office properties in sub-markets where it is, or can become, a significant and preferred owner and operator. The Company will continue this strategy by expanding, primarily through acquisitions, initially into sub-markets where it has, or can achieve, similar status. Management believes that the recent trend towards increasing rental and occupancy rates in office buildings in the Company's sub-markets continues to present significant opportunities for growth. The Company may also develop properties in such sub-markets, particularly with a view towards potential utilization of certain vacant land recently acquired or on which the Company holds options. Management believes that its extensive market knowledge provides the Company with a significant competitive advantage which is further enhanced by its strong reputation for and emphasis on delivering highly responsive management services, including direct and continued access to the Company's senior management. The Company performs substantially all construction, leasing, management and tenant improvements on an "in-house" basis and is self-administered and self-managed. As of June 1, 1998, the Company had over 300 employees.

    Cali Associates, the entity to whose business the Company succeeded in 1994, was founded by John J. Cali, Angelo R. Cali and Edward Leshowitz (the "Founders") who have been involved in the development, leasing, management, operation and disposition of commercial and residential properties in Northern and Central New Jersey for over 40 years and have been primarily focusing on office buildings for the past fifteen years. In addition to the Founders, the Company's executive officers generally have been employed by the Company and its predecessor for an average of approximately 10 years. The Company and its predecessor have built approximately four million square feet of office space, more than one million square feet of industrial facilities and over 5,500 residential units.

    The Company has elected to be taxed as a REIT for federal income tax purposes and expects to continue to elect such status. Although the Company believes that it was organized and has been operating in conformity with the requirements for qualification under the Internal Revenue Code of 1986, as amended (the "Code"), no assurance can be given that the Company will continue to qualify as a REIT. Qualification as a REIT involves the application of highly technical and complex Code provisions of which there are only limited judicial or administrative interpretations. If in any taxable year the Company were to fail to qualify as a REIT, the Company would not be allowed a deduction for distributions to stockholders in computing taxable income and would be subject to federal taxation at regular corporate rates. As a result, such a failure would adversely affect the Company's ability to make distributions to its stockholders and could have an adverse affect on the market value and marketability of the Common Stock.

    To ensure that the Company qualifies as a REIT, the transfer of shares of capital stock of the Company, including the Preferred Stock, is subject to certain restrictions, and ownership of capital stock by any single person is limited to 9.8% of the value of such capital stock, subject to certain exceptions. The Company's Articles of Incorporation provide that any purported transfer in violation of the above-described ownership limitations shall be void AB INITIO.

    Substantially all of the Company's interests in the Properties are held by, and its operations are conducted through, the Operating Partnership, or by entities controlled by the Operating Partnership. As of June 1, 1998, the Company was the beneficial owner of approximately 89.3% of the Operating Partnership and is its sole general partner. As used herein, the term "Units" refers to limited partnership interests in the Operating Partnership.

    The Company, a Maryland corporation, was incorporated in 1994. The Operating Partnership is a Delaware limited partnership formed in 1994. The executive offices of both the Operating Partnership and the Company are located at 11 Commerce Drive, Cranford, New Jersey 07016, and their telephone number is (908) 272-8000. The Company has an internet Web address at "http://www.mack-cali.com."

                      RATIOS OF EARNINGS TO FIXED CHARGES

    The following tables set forth the Company's ratios of earnings to fixed charges for the periods shown (dollars in thousands):

  FOR THE THREE          FOR THE              FOR THE              FOR THE          FOR THE PERIOD
  MONTHS ENDED         YEAR ENDED           YEAR ENDED           YEAR ENDED       AUGUST 31, 1994 TO
 MARCH 31, 1998     DECEMBER 31, 1997    DECEMBER 31, 1996    DECEMBER 31, 1995    DECEMBER 31, 1994
-----------------  -------------------  -------------------  -------------------  -------------------
        2.31x               1.08x                3.26x                2.69x                3.13x

    The following tables set forth the amounts by which the Company's predecessor's earnings were inadequate to cover fixed charges:

  FOR THE PERIOD
  JANUARY 1, 1994     FOR THE YEAR ENDED
TO AUGUST 30, 1994    DECEMBER 31, 1993
-------------------  --------------------
     $    (110)           $   (1,064)

    The following tables set forth the Operating Partnership's ratios of earnings to fixed charges for the periods shown (dollars in thousands):

  FOR THE THREE          FOR THE              FOR THE              FOR THE          FOR THE PERIOD
  MONTHS ENDED         YEAR ENDED           YEAR ENDED           YEAR ENDED       AUGUST 31, 1994 TO
 MARCH 31, 1998     DECEMBER 31, 1997    DECEMBER 31, 1996    DECEMBER 31, 1995    DECEMBER 31, 1994
-----------------  -------------------  -------------------  -------------------  -------------------
        2.80x               1.89x                3.26x                2.69x                3.13x

    The following tables set forth the amounts by which the Operating Partnership's predecessor's earnings were inadequate to cover fixed charges:

  FOR THE PERIOD
  JANUARY 1, 1994     FOR THE YEAR ENDED
TO AUGUST 30, 1994    DECEMBER 31, 1993
-------------------  --------------------
     $    (110)           $   (1,064)

    The ratios of earnings to fixed charges were computed by dividing earnings before fixed charges by fixed charges. For this purpose, earnings consist of pre-tax income (loss) from continuing operations, before gain on sale of property and minority interest plus fixed charges excluding capitalized interest, preferred unit distributions and beneficial conversion feature. Fixed charges consist of interest costs, both expensed and capitalized, debt issuance costs and the interest portion of ground rents on land leases. Fixed charges for the Company also include preferred unit distributions and beneficial conversion feature. To date, the Company has not issued any Preferred Stock, therefore, the ratios of earnings to combined fixed charges and preferred stock dividend requirements are the same as the ratios of earnings to fixed charges presented above. For the year ended December 31, 1996, the calculation of the ratio of earnings to fixed charges excludes a gain on sale of rental property of $5,658. The ratio of earnings to fixed charges, including gain on sale of rental property, for the same period was 3.67x.

    The following tables set forth the Operating Partnership's ratios of earnings to combined fixed charges and preferred unit distribution requirement for the periods shown (dollars in thousands):

  FOR THE THREE          FOR THE              FOR THE              FOR THE          FOR THE PERIOD
  MONTHS ENDED         YEAR ENDED           YEAR ENDED           YEAR ENDED       AUGUST 31, 1994 TO
 MARCH 31, 1998     DECEMBER 31, 1997    DECEMBER 31, 1996    DECEMBER 31, 1995    DECEMBER 31, 1994
-----------------  -------------------  -------------------  -------------------  -------------------
        2.31x               1.08x                3.26x                2.69x                3.13x

    The following tables set forth the amounts by which the Operating Partnership's predecessor's earnings were inadequate to cover fixed charges:

  FOR THE PERIOD
  JANUARY 1, 1994     FOR THE YEAR ENDED
TO AUGUST 30, 1994    DECEMBER 31, 1993
-------------------  --------------------
     $    (110)           $   (1,064)

    The Operating Partnership's ratios of earnings to combined fixed charges and preferred unit distribution requirement were computed by dividing earnings before fixed charges and preferred unit distributions and beneficial conversion feature by fixed charges and preferred unit distributions and beneficial conversion feature. For this purpose, earnings consist of pre-tax income (loss) from continuing operations before gain on sale of property and preferred unit distributions and beneficial conversion feature plus fixed charges excluding capitalized interest. Fixed charges consist of interest costs, both expensed and capitalized, debt issuance costs and the interest portion of ground rents on land leases. For the year ended December 31, 1996, the calculation of the ratio of earnings to combined fixed charges and preferred unit distribution requirement excludes a gain on sale of rental property of $5,658. The ratio of earnings to combined fixed charges and preferred unit distribution requirement, including gain on sale of rental property, for the same period was 3.67x.

                                USE OF PROCEEDS


    The Company is required by the terms of the Amended and Restated Agreement of Limited Partnership of the Operating Partnership to invest the net proceeds of any sale of Common Stock or Preferred Stock in the Operating Partnership in exchange for additional Units. The specific amount and intended use of net proceeds from the sale of any Offered Securities in a particular transaction will be set forth in the Prospectus Supplement relating thereto. Unless otherwise described in the applicable Prospectus Supplement, the Company and the Operating Partnership intend to use the net proceeds from the sale of any Offered Securities for general business purposes, including the leasing, management, acquisition, development and construction of office, office/flex, industrial/warehouse, multi-family residential or other properties as suitable opportunities arise, the expansion and improvement of certain properties in the Company's portfolio, and the repayment of indebtedness.



          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS



    The following discussion should be read in conjunction with the Consolidated Financial Statements of Mack-Cali Realty, L.P. and the notes thereto.



THREE MONTHS ENDED MARCH 31, 1998 COMPARED TO THREE MONTHS ENDED MARCH 31, 1997



    The following comparisons for the three months ended March 31, 1998 ("1998 Q1"), as compared to the three months ended March 31, 1997 ("1997 Q1") make reference to the following: (i) the effect of the "Same-Store Properties," which represents all properties owned by the Operating Partnership at December 31, 1996, (ii) the effect of the acquisition (the "RM Transaction") of 65 properties (the "RM Properties") from Robert Martin Company, LLC and affiliates ("RM") on January 31, 1997, (iii) the effect of the acquisition (the "Mack Transaction") of 54 office properties (the "Mack Properties") from The Mack Company and Patriot American Office Group ("Mack") on December 11, 1997, and (iv) the effect of the "Acquired Properties," which represents all properties acquired by the Operating Partnership from January 1, 1997 through March 31, 1998, excluding the RM Properties and the Mack Properties.



    Total revenues increased $53.7 million, or 102.9 percent, for 1998 Q1 over 1997 Q1. Base rents increased $50.1 million, or 117.1 percent, of which an increase of $8.5 million, or 19.9 percent, was attributable to the Acquired Properties, an increase of $5.5 million, or 12.8 percent, due to the RM Properties, an increase of $35.7 million, or 83.3 percent, due to the Mack Properties and an increase of $0.4 million, or 1.1 percent, due to occupancy and rental rate changes at the Same-Store Properties. Escalations and recoveries increased $3.8 million, or 56.6 percent, of which an increase of $1.1 million, or 16.5 percent, was attributable to the Acquired Properties, an increase of $0.5 million, or 6.5 percent, due to the RM Properties, and an increase of $2.3 million, or 34.9 percent, due to the Mack Properties, offset by a decrease of $0.1 million, or 1.3 percent, due to occupancy changes at the Same-Store Properties. Parking and other income increased $0.5 million, or 29.9 percent, of which $0.1 million, or 7.1 percent, was attributable to the RM Properties, $0.4 million, or 21.4 percent, due to the Mack Properties, and $0.1 million, or 8.7 percent, was attributable to the Acquired Properties, offset by a decrease of $0.1 million, or 7.3 percent, due to the Same-Store Properties. Interest income decreased $0.7 million, or 55.0 percent, due primarily to the use of the funds previously invested to fund the RM Transaction.



    Total expenses for 1998 Q1 increased $37.9 million, or 111.3 percent, as compared to 1997 Q1. Real estate taxes increased $4.6 million, or 85.4 percent, for 1998 Q1 over 1997 Q1, of which an increase of $0.8 million, or 14.8 percent, was attributable to the Acquired Properties, an increase of $0.8 million, or
14.7 percent, due to the RM Properties, an increase of $2.9 million, or 53.2 percent, due to the Mack Properties, and an increase of $0.1 million, or 2.7 percent, attributable to the Same-Store Properties. Additionally, operating services increased $6.3 million, or 97.8 percent, and utilities increased $4.6 million, or 122.8 percent, for 1998 Q1 over 1997 Q1. The aggregate increase in operating services and utilities of $10.9 million, or 107.0 percent, consists of $1.8 million, or 17.6 percent, attributable to the Acquired Properties, an increase of $1.1 million, or 10.9 percent, due to the RM Properties, and an increase of $8.4 million, or 82.1 percent, due to the Mack Properties, offset by a decrease of $0.4 million, or 3.6 percent, attributable to the Same-Store Properties. General and administrative expense increased $3.0 million, or 95.3 percent, of which $2.0 million, or 62.3 percent, is due primarily to an increase in payroll and related costs as a result of the Operating Partnership's expansion, $0.8 million, or 23.8 percent, due to additional costs related to the Mack Properties, and $0.2 million, or 7.2 percent, attributable to additional costs related to the RM Properties. Depreciation and amortization increased $8.7 million, or 116.6 percent, for 1998 Q1 over 1997 Q1, of which $1.5 million, or
20.8 percent, relates to depreciation on the Acquired Properties, an increase of $1.1 million, or 15.0 percent, attributable to the RM Properties, an increase of $5.6 million, or 74.5 percent, due to the Mack Properties, and an increase of $0.5 million, or 6.3 percent, due to the Same-Store Properties. Interest expense increased $10.7 million, or 136.3 percent, for 1998 Q1 over 1997 Q1, of which $1.1 million, or 14.2 percent, was attributable to the TIAA Mortgage, $0.2 million, or 2.6 percent, due to assumed mortgages on Acquired Properties, an increase of $5.3 million, or 67.5 percent, due to assumed mortgages from the Mack Properties, and an increase of $4.1 million, or 52.0 percent, due to net additional drawings from the Operating Partnership's credit facilities as a result of Operating Partnership acquisitions and the $200 million Prudential Term Loan obtained in December 1997, as well as changes in LIBOR.



    Net income available to common unitholders increased to $29.9 million in 1998 Q1 from $18.1 million in 1997 Q1. The increase of $11.8 million was due to the factors discussed above partially offset by preferred unit distributions of $3.9 million.



YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1996 AND YEAR
  ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995



    The following comparisons for the year ended December 31, 1997 ("1997"), as compared to the year ended December 31, 1996 ("1996") and for 1996, as compared to the year ended December 31, 1995 ("1995") make reference to the following:
(i) the effect of the "Same-Store Properties," which represent all properties owned by the Operating Partnership at December 31, 1995 (for the 1997 versus 1996 comparison), and which represents all properties owned by the Operating Partnership at December 31, 1994 (for the 1996 versus 1995 comparison), (ii) the effect of the acquisition of the RM Properties on January 31, 1997, (iii) the effect of the acquisition of the Mack Properties on December 11, 1997, (iv) the effect of the "Acquired Properties," which represent all properties acquired by the Operating Partnership from January 1, 1996 through December 31, 1997 excluding the RM Properties and the Mack Properties, (for the 1997 versus 1996 comparison), and which represent all properties acquired by the Operating Partnership from January 1, 1995 through December 31, 1996 (for the 1996 versus 1995 comparison), and (v) the effect of the "Disposition," which refers to the Operating Partnership's sale of its Essex Road property on March 20, 1996.



YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1996



    Total revenues increased $154.3 million, or 161.6 percent, for 1997 over 1996. Base rents increased $129.3 million, or 168.1 percent, of which an increase of $61.4 million, or 79.7 percent, was attributable to the Acquired Properties, an increase of $58.4 million, or 75.9 percent, due to the RM Properties, an increase of $8.0 million, or 10.4 percent, due to the Mack Properties and an increase of $1.8 million, or 2.4 percent, due to occupancy and rental rate changes at the Same-Store Properties, offset by a decrease of $0.3 million, or 0.3 percent, due to the Disposition. Escalations and recoveries increased $16.7 million, or 115.7 percent, of which an increase of $11.2 million, or 77.4 percent, was attributable to the Acquired Properties, an increase of $4.9 million, or 34.2 percent, due to the RM Properties, an increase of $0.5 million, or 3.7 percent, due to the Mack Properties, and an increase of $0.1 million, or 0.4 percent, due to occupancy changes at the Same-Store Properties. Parking and other income increased $4.7 million, or 213.5 percent, of which $4.0 million, or 182.1 percent, was attributable to the RM Properties and $0.8 million, or 37.6 percent, was attributable to the RM Properties, offset by a decrease of $0.1 million, or 6.2 percent, due to the Same-Store Properties. Interest income increased $3.6 million, or 189.3 percent, due primarily to investment of the funds held from the Company's October 1997 common stock offering.



    Total expenses for 1997 increased $149.4 million, or 233.7 percent, as compared to 1996. Real estate taxes increased $16.6 million, or 176.7 percent, for 1997 over 1996, of which an increase of $6.6 million, or 69.6 percent, was attributable to the Acquired Properties, an increase of $9.0 million, or 95.9 percent, due to the RM Properties, an increase of $0.6 million, or 6.6 percent, due to the Mack Properties, and an increase of $0.5 million, or 5.1 percent, attributable to the Same-Store Properties, offset by a decrease of $0.1 million, or 0.5 percent, due to the Disposition. Additionally, operating services increased $18.7 million, or 154.9 percent, and utilities increased $10.1 million, or 124.2 percent, for 1997 over 1996. The aggregate increase in operating services and utilities of $28.8 million, or 142.6 percent, consists of $15.5 million, or 76.7 percent, attributable to the Acquired Properties, an increase of $12.9 million, or 63.8 percent, due to the RM Properties, and an increase of $1.7 million, or 8.2 percent, due to the Mack Properties, offset by a decrease of $1.1 million, or 5.3 percent, attributable to the Same-Store Properties and a decrease of $0.2 million, or 0.8 percent, due to the Disposition. General and administrative expense increased $10.1 million, or
173.5 percent, of which $7.1 million, or 121.1 percent, is due primarily to an increase in payroll and related costs as a result of the Operating Partnership's expansion in late 1996 and 1997 and $3.0 million, or 52.4 percent, is attributable to additional costs related to the RM Properties. Depreciation and amortization increased $22.1 million, or 150.0 percent, for 1997 over 1996, of which $10.4 million, or 70.4 percent, relates to depreciation on the Acquired Properties, an increase of $10.0 million, or 67.7 percent, attributable to the RM Properties, an increase of $1.0 million, or 6.6 percent, due to the Mack Properties, and an increase of $0.8 million, or 5.8 percent, due to the Same-Store properties, offset by a decrease of $0.1 million, or 0.5 percent, due to the Disposition. Interest expense increased $25.3 million, or 184.0 percent, for 1997 over 1996, of which $12.2 million, or 88.6 percent, was attributable to the TIAA Mortgage, $9.1 million, or 66.5 percent, due to the Harborside Mortgages, an increase of $1.4 million, or 9.9 percent, due to assumed mortgages from the Mack Properties, and an increase of $8.3 million, or 60.1 percent, due to net additional drawings from the credit facilities as a result of acquisitions and the $200 million Prudential Term Loan obtained in December 1997, as well as changes in LIBOR, offset by a decrease of $5.7 million, or 41.1 percent, due to the August 1997 prepayment of the Mortgage Financing. Non-recurring merger-related charges of $46.5 million were incurred in 1997, as a result of the Mack Transaction.



    Income before gain on sale of rental property, and extraordinary items increased to $36.4 million in 1997 from $31.5 million in 1996. The increase of $4.9 million was due to the factors discussed above.



    Net income available to common unitholders decreased $34.5 million for 1997, from $36.6 million in 1996 to $2.1 million in 1997, primarily as a result of income allocable to preferred unitholders of $30.2 million, which is comprised of the effect of the beneficial conversion feature and distributions (See Note 8 to Financial Statements). Net income available to common unitholders was also effected by a gain on the sale of the Disposition property of $5.7 million in 1996 and the recognition in 1997 of an extraordinary loss of $4.0 million, offset by an increase in income before gain on sale of rental property and extraordinary item of $4.9 million, and the recognition in 1996 of an extraordinary loss of $0.6 million.



YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995



    Total revenues increased $33.1 million, or 53.2 percent, for 1996 over 1995. Base rents increased $26.1 million, or 51.4 percent, of which an increase of $26.4 million, or 52.0 percent, was attributable to the Acquired Properties, and an increase of $0.9 million, or 1.8 percent, as a result of occupancy changes at the Same-Store Properties, offset by a decrease of $1.2 million, or 2.4 percent, as a result of the Disposition. Escalations and recoveries increased $4.9 million, or 51.8 percent, of which an increase of $4.6 million, or 49.0 percent, was attributable to the Acquired Properties, and $0.4 million, or 4.0 percent, as a result of occupancy changes at the Same-Store Properties, offset by a decrease of $0.1 million, or 1.2 percent, due to the Disposition. Parking and other income increased $0.5 million, or 29.5 percent, of which $0.3 million, or
17.9 percent, was attributable to the Same-Store Properties, and $0.3 million, or 15.9 percent, due to the

Acquired Properties, offset by a decrease of $0.1 million, or 4.3 percent, due to the Disposition. Interest income increased $1.6 million for 1996 over 1995, due primarily to the funds held at December 31, 1996 from the Company's common stock offering in November 1996.



    Total expenses for 1996 increased $18.7 million, or 41.5 percent, as compared to 1995. Real estate taxes increased $3.5 million, or 60.4 percent, for 1996 over 1995, of which $3.6 million, or 60.9 percent, was a result of the Acquired Properties, and $0.1 million, or 2.6 percent, related to the Same-Store Properties, offset by a decrease of $0.2 million, or 3.1 percent, due to the Disposition. Additionally, operating services increased $3.6 million, or 42.4 percent, and utilities increased $1.8 million, or 28.6 percent. The aggregate increase in operating services and utilities of $5.4 million, or 36.5 percent, consists of $5.9 million, or 39.9 percent, attributable to the Acquired Properties, offset by a decrease of $0.5 million, or 3.4 percent, as a result of the Disposition. General and administrative expense increased $2.1 million, or
56.3 percent, of which $2.2 million, or 57.5 percent, is primarily attributable to an increase in payroll and related costs as a result of the Company's expansion in 1996, offset by a decrease of $0.1 million, or 1.2 percent, due to the Disposition. Depreciation and amortization increased $4.1 million, or 38.3 percent, for 1996 over 1995, of which $4.4 million, or 41.8 percent, related to depreciation on the Acquired Properties, offset by decreases of $0.1 million, or
1.3 percent, for the Same-Store Properties, and $0.2 million, or 2.2 percent, as a result of the Disposition. Interest expense increased $3.6 million, or 36.0 percent, primarily due to an increase in the average outstanding borrowings on the Operating Partnership's credit facilities during 1996 over 1995 in connection with an increase in property acquisitions, as well as the increase in mortgage indebtedness assumed in connection with the acquisition of Harborside.



    Income before gain on sale of rental property, and extraordinary item increased to $31.5 million in 1996 from $17.1 million in 1995. The increase of $14.4 million was due to the factors discussed above.



    Net income available to common unitholders increased $19.5 million for 1996, from $17.1 million in 1995 to $36.6 million in 1996, as a result of an increase in income before gain on sale of property, and extraordinary item of $14.4 million and a gain on sales of the Disposition property of $5.7 million, offset by the recognition in 1996 of an extraordinary loss for the early retirement of debt of $0.6 million.



LIQUIDITY AND CAPITAL RESOURCES



    STATEMENT OF CASH FLOWS. During the three months ended March 31, 1998, the Operating Partnership generated $50.4 million in cash flows from operating activities, and together with $419.9 million in borrowings from the Operating Partnership's credit facilities, $215.8 million in net proceeds from the Company's common stock offerings during the period (which proceeds were contributed to the Operating Partnership by the Company in exchange for common units), $2.7 million from the Operating Partnership's cash reserves, and $2.0 million in proceeds from stock options exercised, used an aggregate of $690.8 million to acquire 39 properties and pay for other tenant improvements and building improvements for $406.7 million, repay outstanding borrowings on its credit facilities and other mortgage debt of $205.5 million, pay quarterly distributions of $28.1 million, provide $20.0 million for a mortgage note receivable, invest $18.0 million in a partially-owned entity, invest $11.7 of cash reserves in overnight investments, and repurchase 20,000 common units for $0.8 million.



    During the year ended December 31, 1997, the Operating Partnership generated $98.1 million in cash flows for operating activities, and together with $489.1 million in net proceeds from the Company's 13 million share offering in October 1997, $469.2 million in borrowings for the Operating Partnership's credit facilities, $202.1 million from the Operating Partnership's cash reserves, $200.0 million in proceeds from a short-term mortgage loan, $7.2 million of proceeds from stock options exercised, and $1.1 million from restricted cash, used an aggregate of $1.47 billion to purchase 132 properties and pay for other tenant improvements and building improvements for $929.0 million, repay outstanding borrowings on its credit facilities and other mortgage debt of $441.8 million, pay quarterly dividends and distributions of $74.5 million, provide $11.6 million for a Mortgage Note Receivable, repurchase 152,000 treasury units for

$4.7 million, pay financing costs of $3.1 million, pay debt prepayment and other costs of $1.8 million and pay the amortization on mortgage principal of $0.4 million.



    CAPITALIZATION. On February 25, 1998, the Company completed an underwritten public offer and sale of 2,500,000 shares of its common stock and used the net proceeds, which totaled approximately $92.2 million (after offering costs) to pay down a portion of its outstanding borrowings under the Operating Partnership's credit facilities and fund the acquisition of Moutainview (see
Note 3 to the Financial Statements).



    On March 18, 1998, in connection with the acquisition of Prudential Business Campus, the Company completed an offer and sale of 2,705,628 shares of its common stock using the net proceeds of approximately $99.9 million (after offering costs) in the funding of such acquisition (see Note 3 to the Financial Statements).



    On March 26, 1998, in connection with the acquisition of certain properties from the Pacifica Holding Company, the Company issued 100,175 common units, valued at approximately $3.8 million.



    On March 27, 1998, the Company completed an underwritten public offer and sale of 650,407 shares of its common stock and used the net proceeds, which totaled approximately $23.7 million (after offering costs) to pay down a portion of its outstanding borrowings under the Operating Partnership's credit facilities.



    During the three months ended March 31, 1998, the Company also issued 634,000 common units and 1,839 preferred units, valued at approximately $23.3 million, in connection with the achievement of certain performance goals at the Mack Properties, with an equivalent number of contingent common units being redeemed.



    On April 29, 1998, the Company completed an underwritten offer and sale of 994,228 shares of its common stock and used the net proceeds, which totaled approximately $34.7 million (after offering costs) primarily to pay down a portion of its outstanding borrowings under the Operating Partnership's credit facilities.



    On May 29, 1998, the Company completed an underwritten public offer and sale of 984,615 shares of its common stock and used the net proceeds, which totaled approximately $34.2 million (after offering costs) primarily to pay down a portion of its outstanding borrowings under the Operating Partnership's credit facilities.



    The proceeds of the above offerings of common stock were contributed to the Operating Partnership in exchange for units.



    On April 17, 1998, the Operating Partnership repaid in full and terminated its $400 million unsecured revolving credit facility, led by Fleet National Bank, and obtained a new unsecured revolving credit facility (the "1998 Unsecured Facility") in the amount of $870.0 million from a group of 25 lender banks, led by The Chase Manhattan Bank and Fleet National Bank. The 1998 Unsecured Facility has a three-year term and currently bears interest at 110 basis points over one-month LIBOR, a reduction of 15 basis points from the retired Original Unsecured Facility. Based upon the Operating Partnership's achievement of an investment grade long-term unsecured debt rating, the interest rate will be reduced, on a sliding scale, and a competitive bid option will become available.



    The terms of the 1998 Unsecured Facility include certain restrictions and covenants which limit, among other things, dividend payments and additional indebtedness and which require compliance with specified financial ratios and other financial measurements. The 1998 Unsecured Facility also requires a 17.5 basis point fee on the unused balance payable quarterly in arrears.



    The lending group for the 1998 Unsecured Facility consists of: The Chase Manhattan Bank, as administrative agent; Fleet National Bank, as syndication agent; PNC Bank, N.A., as documentation agent; Bankers Trust, Commerzbank, AG, The First National Bank of Chicago, First Union National Bank and NationsBank, as managing agents; Creditanstalt Corporate Finance, Inc., Dresdner Bank, AG, European

American Bank (EAB), Hypo Bank, Societe Generale and Summit Bank, as co-agents; and Kredietbank, N.V., Key Bank, Mellon Bank, N.A., The Bank of New York, Citizens Bank, Crestar, DG Bank, Tokai Bank, US Trust, Bayerische Landesbank and Erste Bank.



    The new unsecured facility, together with the Operating Partnership's previously-existing $100.0 million revolving credit facility with Prudential Securities Corp., provides the Operating Partnership with a total credit line borrowing capacity of $970.0 million.



    On April 30, 1998, the Operating Partnership obtained a $150.0 million, interest-only mortgage loan from The Prudential Insurance Company of America with a seven-year term. The mortgage loan, which is secured by 12 of the Operating Partnership's Properties, has an effective annual interest rate of 7.1 percent, and includes a conversion feature whereby the Operating Partnership, upon receiving an investment-grade credit rating, will have the option to convert the loan into senior unsecured debt.



    The proceeds of the new loan were used, along with funds drawn from one of the Operating Partnership's credit facilities, to pay off and retire a $200.0 million term loan with Prudential, as well as approximately $48.2 million in property mortgage loans assumed in the December 1997 Mack/Patriot transaction.



    Following the completion of the $150.0 million secured loan with Prudential, the Operating Partnership has 151 unencumbered properties, totaling 14.8 million square feet, representing 59.0 percent of the Operating Partnership's total portfolio on a square footage basis.



    Historically, rental revenue has been the principal source of funds to pay operating expenses, debt service and capital expenditures, excluding non-recurring capital expenditures. Management believes that the Operating Partnership will have access to the capital resources necessary to expand and develop its business. To the extent that the Operating Partnership's cash flow from operating activities is insufficient to finance its non-recurring capital expenditures such as property acquisition costs and other capital expenditures, the Operating Partnership expects to finance such activities through borrowings under its credit facilities and other debt and equity financing.



    The Operating Partnership expects to meet its short-term liquidity requirements generally through its working capital and net cash provided by operating activities, along with the Second Prudential Facility and the 1998 Unsecured Facility. The Operating Partnership is frequently examining potential property acquisitions and, at any one given time, one or more of such acquisitions may be under consideration. Accordingly, the ability to fund property acquisitions is a major part of the Operating Partnership's financing requirements. The Operating Partnership expects to meet its financing requirements through funds generated from operating activities, long-term or short term borrowings (including draws on the Operating Partnership's credit facilities) and the issuance of debt securities or additional equity securities by the Operating Partnership or the Company. In addition, the Operating Partnership anticipates utilizing the Second Prudential Facility and the 1998 Unsecured Facility primarily to fund property acquisition activities.



    The Operating Partnership does not intend to reserve funds to retire the existing TIAA mortgage, Harborside mortgages, $150.0 million Prudential mortgage loan, its various other property mortgages, and borrowings under the revolving credit facilities or other long-term mortgages and loans payable upon maturity. Instead, the Operating Partnership will seek to refinance such debt at maturity or retire such debt through the issuance of additional equity or debt securities by the Operating Partnership or the Company. The Operating Partnership anticipates that its available cash and cash equivalents and cash flows from operating activities, together with cash available from borrowings and other sources, will be adequate to meet the Operating Partnership's capital and liquidity needs both in the short and long-term. However, if these sources of funds are insufficient or unavailable, the Operating Partnership's ability to make the expected distribution discussed below may be adversely affected.



    In order for Mack-Cali Realty Corporation to maintain its qualification as a REIT, the Company must make annual distributions to its stockholders of at least 95 percent of its REIT taxable income, determined without regard to the dividends paid deduction and by excluding net capital gains. The Company currently relies on the distributions it receives from the Operating Partnership to make its distributions to its stockholders. The Operating Partnership intends to continue to make regular quarterly distributions to its unitholders which, based upon current policy, in the aggregate would equal approximately $148.0 million on an annualized basis. However, any such distribution would only be paid out of available cash after meeting both operating requirements, scheduled debt service on mortgages and loans payable and preferred unit distributions.



FUNDS FROM OPERATIONS



    The Operating Partnership considers funds from operations ("FFO"), after adjustment for straight-lining of rents, one measure of REIT performance. Funds from operations is defined as net income (loss) before distribution to preferred unitholders, computed in accordance with generally accepted accounting principles ("GAAP"), excluding gains (or losses) from debt restructuring, other extraordinary and significant non-recurring items, and sales of property, plus real estate-related depreciation and amortization. Funds from operations should not be considered as an alternative to net income as an indication of the Operating Partnership's performance or to cash flows as a measure of liquidity.



    Funds from operations presented herein is not necessarily comparable to funds from operations presented by other real estate companies due to the fact that not all real estate companies use the same definition. However, the Operating Partnership's funds from operations is comparable to the Funds from operations of real estate companies that use the current definition of the National Association of Real Estate Investment Trusts ("NAREIT"), after the adjustment for straight-lining of rents.



    NAREIT's definition of FFO indicates that the calculation should be made before any extraordinary item (determined in accordance with GAAP), and before any deduction of significant non-recurring events that materially distort the comparative measurement of the Operating Partnership's performance.



    Funds from operations for the three months ended March 31, 1998 and 1997 and the years ended December 31, 1997, 1996 and 1995 as calculated in accordance with the NAREIT'S definition published in March 1995, are summarized in the following table (IN THOUSANDS):



                                                            THREE MONTHS ENDED
                                                                MARCH 31,            YEAR ENDED DECEMBER 31,
                                                           --------------------  -------------------------------
                                                             1998       1997       1997       1996       1995
                                                           ---------  ---------  ---------  ---------  ---------
Income before non-recurring merger-related charges, gain
 on sale of rental property, distribution to preferred
 unitholders, and extraordinary item.....................  $  33,849  $  18,095  $  82,886  $  31,521  $  17,146

Add: Real estate-related depreciation and amortization...     16,120      7,479     36,599     14,677     10,563
Deduct: Rental income adjustment for straight-lining of
 rents...................................................     (3,203)    (1,607)    (7,733)      (978)      (312)
                                                           ---------  ---------  ---------  ---------  ---------
Funds from operations after adjustment for straight-
 lining of rents, before distribution to preferred
 unitholders.............................................  $  46,766  $  23,967  $ 111,752  $  45,220  $  27,397
Deduct: Distribution to preferred unitholders............     (3,911)        --       (888)        --         --
                                                           ---------  ---------  ---------  ---------  ---------
Funds from operations after adjustment for straight-
 lining of rents.........................................  $  42,855  $  23,967  $ 110,864  $  45,220  $  27,397
                                                           ---------  ---------  ---------  ---------  ---------
                                                           ---------  ---------  ---------  ---------  ---------
Fully-converted weighted average units outstanding (1)...     64,621     40,085     43,739     21,171     13,986
                                                           ---------  ---------  ---------  ---------  ---------
Weighted average units outstanding.......................     57,932     40,085     43,356     21,171     13,986
                                                           ---------  ---------  ---------  ---------  ---------


------------------------


(1) Assumes conversion of all outstanding preferred units, calculated on a weighted average basis, for common units in the Operating Partnership.

INFLATION



    The Operating Partnership's leases with the majority of its tenants provide for recoveries and escalation charges based upon the tenant's proportionate share of, and/or increases in, real estate taxes and certain operating costs, which reduce the Operating Partnership's exposure to increases in operating costs resulting from inflation.



YEAR 2000



    Many computer systems experience problems handling dates beyond the year 1999. Therefore, some computer hardware and software will need to be modified prior to the year 2000 in order to remain functional. The Operating Partnership is assessing both the internal readiness of its systems as well as the compliance of its vendors for the handling of the year 2000. The Operating Partnership expects to implement successfully the systems and programming changes necessary to address year 2000 issues, and does not believe that the cost of such actions will have a material effect on the Operating Partnership's results of operations or financial condition. There can be no assurance, however, that there will not be a delay in, or increased costs associated with, the implementation of such changes, and the Operating Partnership's inability to implement such changes could have an adverse effect on future results of operations.



DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS



    The Operating Partnership considers portions of this information to be forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of The Securities Exchange Act of 1934. Although the Operating Partnership believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be achieved.



                  POLICIES WITH RESPECT TO CERTAIN ACTIVITIES



    The policies of the Company and the Operating Partnership with respect to the following activities have been determined by the Board of Directors of the Company and may be amended or revised from time to time at the discretion of the Board of Directors, if it determines in the future that such a change is the best interests of the Company and its stockholders. All references to "the Company" in this section of the Prospectus are deemed to include both the Company and the Operating Partnership.



INVESTMENT POLICIES



    INVESTMENT IN REAL ESTATE OR INTERESTS IN REAL ESTATE. The investment objectives of the Company are to achieve stable cash flow available for distributions and, over time, to increase cash flow and portfolio value by actively managing the Properties, developing properties and acquiring additional properties that, either as acquired or after value-added activities by the Company (such as improved management and leasing services and renovations), will produce additional cash flows. The policies of the Company are to develop and acquire properties primarily for generation of current income and appreciation of long term value.



    The Company expects to pursue its investment objectives primarily through the direct or indirect ownership of office and office/flex properties. The Company currently contemplates acquiring and developing additional properties in the Northeastern and Southwestern United States, although future investments could be made outside of these areas. The Company does not have any limit on the amount or percentage of its assets invested in any single property or group of related properties.



    The Company may purchase or lease income-producing properties or land for long-term investment and expand, improve or sell the properties, in whole or in part, when circumstances warrant. The Company may also participate with other entities in property ownership through joint ventures or other types of co-ownership. Equity investments by the Company may be subject to existing or future mortgage financing and other indebtedness which may have priority over the equity interests of the Company.

    INVESTMENTS IN REAL ESTATE MORTGAGES. While the Company emphasizes equity real estate investments, the Company may invest in mortgages and other real estate interests consistent with the Company's qualification as a REIT. The Company does not currently intend to invest in mortgages or deeds of trust, but may invest in participating or convertible mortgages in connection with other property acquisitions if the Company concludes that it may benefit from the cash flow or any appreciation in the value of the property. Investments in real estate mortgages run the risk that one or more borrowers may default under such mortgages and that the collateral securing such mortgages may not be sufficient to enable the Company to recoup its full investment.



    SECURITIES OR INTERESTS IN PERSONS PRIMARILY ENGAGED IN REAL ESTATE ACTIVITIES AND OTHER ISSUES. Subject to the percentage of ownership limitations and gross income tests necessary for the Company to qualify and maintain its status as a REIT, the Company may invest in securities of other entities engaged in real estate activities or securities of other issuers. See "Material United States Federal Income Tax Considerations to the Company of its REIT Election." The Company does not currently intend to invest in the securities of other issuers except in connection with acquisitions of indirect interests in properties (normally general or limited partnership interests in special purpose partnerships owning properties) and in connection with the acquisition of substantially all of the economic interest in a real estate-related operating business.



DISPOSITIONS



    The Company does not have a current intention to cause the disposition of any of the Properties, although it reserves the right to do so if, after taking into account the tax consequences of any disposition, including the Company's continued ability to qualify as a REIT, it is determined that such action would be in its best interests.



FINANCING POLICIES



    The Company and the Operating Partnership will utilize the most appropriate sources of capital for future acquisitions, development and capital improvements, which may include funds from operating activities, short-term and long-term borrowings (including draws on the Company's revolving credit facilities), and issuances of debt securities or additional equity securities. The Company currently intends to maintain a ratio of debt to total market capitalization (total debt of the Company as a percentage of the market value of issued and outstanding shares of Common Stock, including interests redeemable therefor, plus total debt) of approximately 50 percent or less, although the organizational documents of the Company do not limit the amount of indebtedness that the Company may incur.



    In the future, the Company may seek to extend, expand, reduce or renew its existing credit facilities or obtain new credit facilities or lines of credit or may seek to issue unsecured public indebtedness. Future loans, credit facilities, and lines of credit may be used for the purpose of making acquisitions or capital improvements, providing working capital or meeting the distribution requirements for REITs under the Code if the Company has taxable income without receipt of cash sufficient to enable the Company to meet such distributions requirements.



WORKING CAPITAL RESERVES



    The Company maintains working capital reserves (and when not sufficient, access to borrowings) in amounts that the Board of Directors determines from time to time to be adequate to meet normal contingencies in connection with the operation of the business and investments of the Company.



CONFLICT OF INTEREST POLICIES



    Directors and officers of the Company may be subject to certain conflicts of interests in fulfilling their responsibilities to the Company. The Company has adopted certain policies designed to minimize potential conflicts of interest. Under the Company's Articles of Incorporation and Maryland law, a contract or transaction between the Company and any of its directors or officers or between the Company and any other corporation, firm or other entity in which any of its directors or officers is a director, officer, stockholder, member or partner or has a material financial interest is not void or voidable solely because of such interest if the contract or transaction is approved after disclosure of the interest by the affirmative vote of a majority of the disinterested directors.



OTHER POLICIES



    The Company intends to operate in a manner that will not subject it to regulation under the Investment Company Act of 1940. The Company has authority to offer shares of Common Stock or other securities and to repurchase or otherwise reacquire shares of Common Stock or any other securities in the open market or otherwise and may engage in such activities in the future. The Company expects to issue shares of Common Stock to holders of Units in the Operating Partnership upon exercise of their redemption rights. The Company may, under certain circumstances, purchase shares of Common Stock in the open market, if such purchases are approved by the Board of Directors. The Board of Directors has no present intention of causing the Company to repurchase any of the shares of Common Stock, and any such action would be taken only in conformity with applicable federal and state laws and the requirements for qualifying as a REIT under the Code and the regulations of the U.S. Department of Treasury under the Code. The Company has not engaged in trading, underwriting or agency distribution or sale of securities of other issuers, nor has the Company invested in the securities of other issuers for the purposes of exercising control, and does not intend to do so.



    At all times, the Company intends to make investments in such a manner as to be consistent with the requirements of the Code for the Company to qualify as a REIT, unless, because of changing circumstances or changes in the Code (or in the Treasury Regulations), the Board of Directors of the Company determines that it is no longer in the best interests of the Company to qualify as a REIT and such determination is approved by the affirmative vote of holders owning at least a majority of the shares of the Company's capital stock outstanding and entitled to vote thereon.


                         DESCRIPTION OF DEBT SECURITIES


    The following sets forth certain general terms and provisions of the Indenture under which the Debt Securities are to be issued by the Operating Partnership. The following terms of the Debt Securities constitute all material terms of the Debt Securities that may be determined prior to the initiation of a specific offering of Debt Securities. The particular terms of the Debt Securities with respect to a specific offering of Debt Securities will be set forth in a Prospectus Supplement relating thereto.



    The Debt Securities are to be issued by the Operating Partnership under an Indenture, as amended or supplemented from time to time (the "Indenture"), between the Operating Partnership and a Trustee chosen by the Operating Partnership and qualified to act as such under the Trust Indenture Act of 1939 as amended (the "TIA") (together with any other trustee(s) appointed in a supplemental indenture with respect to a particular series, the "Trustee"). The Indenture has been filed as an exhibit to the Registration Statement of which this Prospectus is a part and will be available for inspection at the corporate trust office of the Trustee, or as described above under "Available Information." The Indenture is subject to, and governed by, the TIA. The Operating Partnership will execute the Indenture if and when the Operating Partnership issues the Debt Securities. The statements made hereunder relating to the Indenture and the Debt Securities to be issued hereunder are summaries of certain provisions thereof and do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the Indenture and such Debt Securities. The following terms of the Debt Securities constitute all material terms of the Debt Securities that may be determined prior to the initiation of a specific offering of Debt Securities. More specific terms will be set forth in a Prospectus Supplement filed in connection with the issuance of Debt Securities. All section references appearing herein are to sections of the Indenture, and capitalized terms used but not defined herein shall have the respective meanings set forth in the Indenture.

GENERAL

    The Debt Securities will be direct, unsecured obligations of the Operating Partnership. Except for any series of Debt Securities which is specifically subordinated to other indebtedness of the Operating Partnership, the Debt Securities will rank equally with all other unsecured and unsubordinated indebtedness of the Operating Partnership. Under the Indenture, the Debt Securities may be issued without limit as to aggregate principal amount, in one or more series, in each case as established from time to time in or pursuant to authority granted by a resolution of the Board of Directors of the Company as sole general partner of the Operating Partnership or as established in one or more indentures supplemental to the Indenture. All Debt Securities of one series need not be issued at the same time and, unless otherwise provided, a series may be reopened, without the consent of the Holders of the Debt Securities of such series, for issuances of additional Debt Securities of such series (Section
301).

    If any Debt Securities are rated below investment grade at the time of issuance, such Debt Securities will be fully and unconditionally guaranteed by the Company as to payment of principal, premium, if any, and interest.

    The Indenture provides that there may be more than one Trustee thereunder, each with respect to one or more series of Debt Securities. Any Trustee under the Indenture may resign or be removed with respect to one or more series of Debt Securities, and a successor Trustee may be appointed to act with respect to such series (Section 608). In the event that two or more persons are acting as Trustee with respect to different series of Debt Securities, each such Trustee shall be a trustee of a trust under the Indenture separate and apart from the trust administered by any other Trustee (Section 609), and, except as otherwise indicated herein, any action described herein to be taken by the Trustee may be taken by each such Trustee with respect to, and only with respect to, the one or more series of Debt Securities for which it is Trustee under the Indenture.

TERMS

    Reference is made is to the Prospectus Supplement relating to the series of Debt Securities being offered for the specific terms thereof, including:

    (1) the title of such Debt Securities;

    (2) the aggregate principal amount of such Debt Securities and any limit on such aggregate principal amount;

    (3) the percentage of the principal amount at which such Debt Securities will be issued and, if other than the principal amount thereof the portion of the principal amount thereof, payable upon declaration of acceleration of the maturity thereof;

    (4) the date or dates, or the method for determining such date or dates, on which the principal of such Debt Securities will be payable;

    (5) the rate or rates (which may be fixed or variable), or the method by which such rate or rates shall be determined, at which such Debt Securities will bear interest, if any;

    (6) the date or dates, or the method for determining such date or dates, from which any such interest will accrue, the Interest Payment Dates on which any such interest will be payable, the Regular Record Dates for such Interest Payment Dates, or the method by which such Dates shall be determined, the Person to whom such interest shall be payable, and the basis upon which interest shall be calculated if other than that of a 360-day year of twelve 30-day months;

    (7) the place or places where (i) the principal of (and premium, if any) and interest, if any, on such Debt Securities will be payable and (ii) notices or demands to or upon the Operating Partnership in respect of such Debt Securities and the Indenture may be served;

    (8) the period or periods within which, or the date or dates on which, the price or prices at which and the terms and conditions upon which such Debt Securities may be redeemed, as a whole or in part, at the option of the Operating Partnership, if the Operating Partnership is to have such an option;

    (9) the obligation, if any, of the Operating Partnership to redeem, repay or repurchase such Debt Securities pursuant to any sinking fund or analogous provisions or at the option of a Holder thereof, and the period or periods within which, or the date or dates on which, the price or prices at which and the terms and conditions upon which such Debt Securities are required to be redeemed, repaid or purchased, in whole or in part, pursuant to such obligation;

   (10) if other than U.S. dollars, the currency or currencies in which such Debt Securities are denominated and/or payable, which may be a foreign currency or units of two or more foreign currencies or a composite currency or currencies, and the terms and conditions relating thereto;

   (11) whether the amount of payments of principal of (and premium, if any) or interest, if any, on such Debt Securities may be determined with reference to an index, formula or other method (which index, formula or method may, but need not be, based on a currency, currencies, currency unit or units or composite currency or currencies) and the manner in which such amounts shall be determined;

   (12) any additions to, modifications of or deletions from the terms of such Debt Securities with respect to the Events of Default or covenants or other provisions set forth in the Indenture;

   (13) whether such Debt Securities will be issued in certificated and/or book-entry form;

   (14) whether such Debt Securities will be in registered or bearer form and, if in registered form, the denominations thereof if other than $1,000 and any integral multiple thereof and, if in bearer form, the denominations thereof and terms and conditions relating thereto;

   (15) with respect to any series of Debt Securities rated below investment grade at the time of issuance, the Guarantees (the "Guaranteed Securities");

   (16) the applicability, if any, of the defeasance and covenant defeasance provisions of Article XIV of the Indenture, or any modification thereof;

   (17) if such Debt Securities are to be issued upon the exercise of debt warrants, the time, manner and place for such Debt Securities to be authenticated and delivered;

   (18) the terms and conditions, if any, upon which such Debt Securities may be subordinated to other indebtedness of the Operating Partnership;

   (19) whether and under what circumstances the Operating Partnership will pay Additional Amounts as contemplated in the Indenture on such Debt Securities in respect of any tax, assessment or governmental charge and, if so, whether the Operating Partnership will have the option to redeem such Debt Securities in lieu of making such payment; and

   (20) any other terms of such Debt Securities not inconsistent with the provisions of the Indenture (Section 301).

    The Debt Securities may provide for less than the entire principal amount thereof to be payable upon declaration of acceleration of the maturity thereof ("Original Issue Discount Securities"). Special U.S. federal income tax, accounting and other considerations applicable to the Original Issue Discount Securities will be described in the applicable Prospectus Supplement.

    The Indenture does not contain any provisions that would limit the ability of either the Operating Partnership to incur indebtedness or that would afford Holders of Debt Securities protection in the event of a highly leveraged or similar transaction involving the Operating Partnership. However, restrictions on ownership and transfers of the Company's common stock and preferred stock, designed to preserve the Company's status as a REIT, may prevent or hinder a change of control. Reference is made to the applicable Prospectus Supplement for information with respect to any deletions from, modifications of or additions to the Events of Default or covenants of the Operating Partnership that are described below, including any addition of a covenant or other provision providing event risk or similar protection.

GUARANTEES

    The Company will fully, unconditionally and irrevocably guarantee the due and punctual payment of principal of, premium, if any, and interest on any Debt Securities rated below investment grade at the time of issuance by the Operating Partnership, and the due and punctual payment of any sinking fund payments thereon, when and as the same shall become due and payable, whether at a maturity date, by declaration of acceleration, call for redemption or otherwise.

DENOMINATIONS, INTEREST, REGISTRATION AND TRANSFER


    Unless otherwise described in the applicable Prospectus Supplement, the Debt Securities of any series, which are registered securities, other than registered securities in global form (which may be of any denomination), shall be issuable in denominations of $1,000 and integral multiples thereof and the Debt Securities which are bearer securities, other than bearer securities issued in global form (which may be of any denomination), shall be issuable in denominations of $5,000 and integral multiples of $1,000 thereof (Section 302).


    Unless otherwise specified in the applicable Prospectus Supplement, the principal of (and premium, if any) and interest on any series of Debt Securities will be payable at the corporate trust office of the Trustee, provided that, at the option of the Operating Partnership, payment of interest may be made by check mailed to the address of the Person entitled thereto as it appears in the Security Register or by wire transfer of funds to such Person at an account maintained within the United States (Sections 301, 305, 307 and 1002).

    All amounts paid by the Operating Partnership to a paying agent or a Trustee for the payment of the principal of or any premium or interest on any Debt Security which remain unclaimed at the end of two years after the principal, premium or interest has become due and payable will be repaid to the Operating Partnership, and the holder of the Debt Security thereafter may look only to the Operating Partnership for payment thereof.

    Any interest not punctually paid or duly provided for on any Interest Payment Date with respect to a Debt Security ("Defaulted Interest") will forthwith cease to be payable to the Holder on the applicable Regular Record Date and may either be paid to the person in whose name such Debt Security is registered at the close of business on a special record date (the "Special Record Date") for the payment of such Defaulted Interest to be fixed by the Trustee, notice whereof shall be given to the Holder of such Debt Security not less than 10 days prior to such Special Record Date, or may be paid at any time in any other lawful manner, all as more completely described in the Indenture (Sections 101 and 307).

    Subject to certain limitations imposed upon Debt Securities issued in book-entry form, the Debt Securities of any series will be exchangeable for other Debt Securities of the same series, of a like aggregate principal amount and tenor, of different authorized denominations upon surrender of such Debt Securities at the corporate trust office of the Trustee. In addition, subject to certain limitations imposed upon Debt Securities issued in book-entry form, the Debt Securities of any series may be surrendered for conversion or registration of transfer thereof at the corporate trust office of the Trustee referred to above. Every Debt Security surrendered for conversion, registration of transfer or exchange shall be duly endorsed or accompanied by a written instrument of transfer. No service charge will be made for any registration of transfer or exchange of any Debt Securities, but the Operating Partnership may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith

(Section 305). If the applicable Prospectus Supplement refers to any transfer agent (in addition to the Trustee) initially designated by the Operating Partnership with respect to any series of Debt Securities, the Operating Partnership may at any time rescind the designation of any such transfer agent or approve a change in the location through which any such transfer agent acts, except that the Operating Partnership will be required to maintain a transfer agent in each Place of Payment for such series. The Operating Partnership may at any time designate additional transfer agents with respect to any series of Debt Securities (Section 1002).

    Neither the Operating Partnership nor the Trustee shall be required to (i) issue, register the transfer of or exchange Debt Securities of any series during a period beginning at the opening of business 15 days before any selection of Debt Securities of that series to be redeemed and ending at the close of business of the day of mailing of the relevant notice of redemption; (ii) register the transfer of or exchange any Debt Security, or portion thereof, called for redemption, except the unredeemed portion of any Debt Security being redeemed in part; or (iii) issue, register the transfer of or exchange any Debt Security which has been surrendered for repayment at the option of the Holder, except that portion, if any, of such Debt Security which is not to be so repaid (Section 305).

MERGER, CONSOLIDATION OR SALE

    The Operating Partnership may consolidate with, or sell, lease or convey all or substantially all of its assets to, or merge with or into, any other entity, provided (a) either the Operating Partnership shall be the continuing entity, or the successor (if other than the Operating Partnership) formed by or resulting from any such consolidation or merger or which shall have received the transfer of such assets shall expressly assume payment of the principal of (and premium, if any) and interest on all of the Debt Securities and the due and punctual performance and observance of all of the covenants and conditions contained in the Indenture; (b) immediately after giving effect to such transaction and treating any indebtedness which becomes an obligation of the Operating Partnership or such Subsidiary at the time of such transaction, no Event of Default under the Indenture, and no event which, after notice or the lapse of time, or both, would become such an Event of Default, shall have occurred and be continuing; and (c) an officer's certificate of the Company as general partner of the Operating Partnership and legal opinion covering such conditions shall be delivered to the Trustee (Sections 801 and 803).

CERTAIN COVENANTS


    EXISTENCE. Except as permitted under "Merger, Consolidation or Sale," the Indenture requires the Operating Partnership to do or cause to be done all things necessary to preserve and keep in full force and effect its existence, rights (declaration and statutory) and franchises; PROVIDED, HOWEVER, that the Operating Partnership shall not be required to preserve any right or franchise if it determines that the preservation thereof is no longer desirable in the conduct of its business and that the loss thereof is not disadvantageous in any material respect to the Holders of the Debt Securities (Section 1004).



    MAINTENANCE OF PROPERTIES. The Indenture requires the Operating Partnership to cause all of its material properties used or useful in the conduct of its business or the business of any subsidiary to be maintained and kept in good condition, repair and working order, all as in the judgment of the Operating Partnership may be necessary so that the business carried on in connection therewith may be properly and advantageously conducted at all times; PROVIDED, HOWEVER, that the Operating Partnership and its subsidiaries shall not he prevented from selling or otherwise disposing of their properties for value in the ordinary course of business. (Section 1006).



    INSURANCE. The Indenture requires each of the Operating Partnership to cause each of its and its subsidiaries' insurable properties to be insured in a commercially reasonable amount against loss of damage with insurers of recognized responsibility and, if described in the applicable Prospectus Supplement, in specified amounts and with insurers having a specified rating from a recognized insurance rating service. (Section 1007).


    PAYMENT OF TAXES AND OTHER CLAIMS. The Indenture requires the Operating Partnership to pay or discharge or cause to be paid or discharged, before the same shall become delinquent, (i) all taxes, assessments and governmental charges levied or imposed upon it or any subsidiary or upon its income, profits or property or that of any subsidiary and (ii) all lawful claims for labor, materials and supplies which, if unpaid, might by law become a lien upon the property of the Operating Partnership or any subsidiary; PROVIDED, HOWEVER, that the Operating Partnership shall not be required to pay or discharge or cause to be paid or discharged any tax, assessment, charge or claim whose amount or applicability is being contested in good faith. (Section 1008).


    ADDITIONAL COVENANTS. Reference is made to the applicable Prospectus Supplement for information with respect to any additional covenants specific to a particular series of Debt Securities.

EVENT OF DEFAULT, NOTICE AND WAIVER

    Unless otherwise provided in the Prospectus Supplement, the Indenture provides that the following events are "Events of Default" with respect to any series of Debt Securities issued thereunder: (a) default for 30 days in the payment of any interest on any Debt Security of such series; (b) default in the payment of any principal of (or premium, if any on) any Debt Security of such series when due; (c) default in making any sinking fund payment as required for any Debt Security of such series; (d) default in the performance of any other covenant or warranty of the Operating Partnership contained in the Indenture with respect to any Debt Security of such series, continued for 60 days after written notice as provided in the Indenture; (e) default in the payment of an aggregate principal amount exceeding $10,000,000 of any evidence of indebtedness of the Operating Partnership or any mortgage, indenture, note, bond, capitalized lease or other instrument under which such indebtedness is issued or by which such indebtedness is secured, such default having continued after the expiration of any applicable grace period and having resulted in the acceleration of the maturity of such indebtedness, but only if such indebtedness is not discharged or such acceleration is not rescinded or annulled; (f) certain events of bankruptcy, insolvency or reorganization, or court appointment of a receiver, liquidator or trustee of the Operating Partnership, or any Significant Subsidiary or any of their respective property; and (g) any other Event of Default provided with respect to a particular series of Debt Securities (Section
501). The term "Significant Subsidiary" means each significant subsidiary (as defined in Regulation S-X promulgated under the Securities Act) of the Operating Partnership, as the case may be. (Section 101).

    If an Event of Default under the Indenture with respect to Debt Securities of any series at the time Outstanding occurs and is continuing, then in every such case the Trustee or the Holders of not less than a majority in principal amount of the Outstanding Debt Securities of that series may declare the principal amount (or, if the Debt Securities of that series are Original Issue Discount Securities or Indexed Securities, such portion of the principal amount as may be specified in the terms thereof) of all of the Debt Securities of that series to be due and payable immediately by written notice thereof to the Operating Partnership (and to the Trustee if given by the Holders). However, any time after such a declaration of acceleration with respect to Debt Securities of such series has been made, but before a judgment or decree for payment of the money due has been obtained by the Trustee, the Holders of not less then a majority in principal amount of Outstanding Debt Securities of such series may rescind and annul such declaration and its consequences if (a) the Operating Partnership shall have paid or deposited with the Trustee all required payments of the principal of (and premium, if any) and interest on the Debt Securities of such series plus certain fees, expenses, disbursements and advances of the Trustee and (b) all Events of Default, other than the nonpayment of accelerated principal or interest with respect to Debt Securities of such series have been cured or waived as provided in the Indenture (Section 502). The Indenture also provides that the Holders of not less than a majority in principal amount of the Outstanding Debt Securities of any series may waive any past default with respect to such series and its consequences, except a default (x) in the payment of the principal of (or premium, if any) or interest on any Debt Security of such series or (y) in respect of a covenant or provision contained in the Indenture that cannot be modified or amended without the consent of the Holder of each Outstanding Debt Security affected thereby (Section 513).

    The Trustee is required to give notice to the Holders of Debt Securities within 90 days of a default under the Indenture; PROVIDED, HOWEVER, that the Trustee may withhold notice to the Holders of any series of Debt Securities of any default with respect to such series (except a default in the payment of the principal of (or premium, if any) or interest on any Debt Security of such series or in the payment of any sinking fund installment in respect of any Debt Security of such series) if the Responsible Officers of the Trustee consider such withholding to be in the interest of such Holders (Section 601).

    The Indenture provides that no Holders of Debt Securities of any series may institute any proceedings, judicial or otherwise, with respect to the Indenture or for any remedy thereunder, except in the case of failure of the Trustee, for 60 days, to act after it has received a written request to institute proceedings in respect of an Event of Default from the Holders of not less than a majority in principal amount of the Outstanding Debt Securities of that series, as well as an offer of reasonable indemnity (Section 507). This provision will not prevent, however, any Holder of Debt Securities from instituting suit for the enforcement of payment of the principal of (and premium, if any) and interest on such Debt Securities at the respective due date thereof (Section 508).

    Subject to provisions in the Indenture relating to its duties in case of default, the Trustee is under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any Holders of Debt Securities of any series then Outstanding under the Indenture, unless such Holders shall have offered to the Trustee reasonable security or indemnity (Section 602). The Holders of not less than a majority in principal amount of the Outstanding Debt Securities of any series shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or of exercising any trust or power conferred upon the Trustee. However, the Trustee may refuse to follow any direction which is in conflict with any law or the Indenture, which may involve the Trustee in personal liability or which may be unduly prejudicial to the Holders of Debt Securities of such series not joining therein (Section 512).

    Within 120 days after the close of each fiscal year, the Operating Partnership must deliver to the Trustee a certificate, signed by one of several specified officers of the Company, stating whether or not such officer has knowledge of any default under the Indenture and, if so, specifying each such default and the nature and status thereof (Section 1005).

MODIFICATION OF THE INDENTURE

    Modifications and amendments of provisions of the Indenture applicable to any series may be made only with consent of the Holders of not less than a majority in principal amount of all Outstanding Debt Securities which are affected by such modification or amendment; provided, however, that no such modification or amendment may, without the consent of the Holder of each such Debt Security affected thereby, (a) change the Stated Maturity of the principal of, or any installment of interest (or premium, if any) on, any such Debt Security; (b) reduce the principal amount of, or the rate or amount of interest on, or any premium payable on redemption of, any such Debt Security, or reduce the amount of principal of an Original Issue Discount Security that would be due and payable upon declaration of acceleration of the maturity thereof or would be provable in bankruptcy, or adversely affect any right of repayment of the Holder of any such Debt Security; (c) change the Place of Payment, or the coin or currency, for payment of principal of, premium, if any, or interest on any such Debt Security; (d) impair the right to institute suit for the enforcement of any payment on or with respect to any such Debt Security on or after the Stated Maturity thereof; (e) reduce the above stated percentage of Outstanding Debt Securities of any series necessary to modify or amend the Indenture, to waive compliance certain provisions thereof or certain defaults and consequences thereunder or to reduce the quorum or voting requirements set forth in the Indenture; (f) modify or affect in any manner adverse to the Holders the terms and conditions of the obligations of the Company in respect of the payment of principal (and premium, if any) and interest on any Guaranteed Securities; or (g) modify any of the foregoing provisions or any of the provisions relating to the waiver of certain past defaults or certain covenants, except to increase the required percentage to effect such action or to provide that certain other provisions may not be modified or waived without the consent of the Holder of such Debt Security (Section 902).

    The Holders of not less than a majority in principal amount of Outstanding Debt Securities of a particular series have the right to waive compliance by the Operating Partnership with certain covenants in the Indenture relating to such series (Section 1010).

    Modifications and amendments of the Indenture may be made by the Operating Partnership and the Trustee without the consent of any Holder of Debt Securities for any of the following purposes: (i) to evidence the succession of another Person to the Operating Partnership as obligor under the Indenture; (ii) to add to the covenants of the Operating Partnership for the benefit of the Holders of all or any series of Debt Securities or to surrender any right or power conferred upon the Operating Partnership in the Indenture; (iii) to add Events of Default for the benefit of the Holders of all or any series of Debt Securities; (iv) to add or change any provisions of the Indenture to facilitate the issuance of Debt Securities in bearer form, or to permit or facilitate the issuance of Debt Securities in uncertificated form, provided that such action shall not adversely affect the Interests of the Holders of the Debt Securities of any series in any material respect; (v) to change or eliminate any provisions of the Indenture, provided that any such change or elimination shall become effective only when there are not Debt Securities Outstanding of any series created prior thereto which are entitled to the benefit of such provision; (vi) to secure the Debt Securities; (vii) to establish the form or terms of Debt Securities of any series; (viii) to provide for the acceptance of appointment by a successor Trustee or facilitate the administration of the trust under the Indenture by more than one Trustee; (ix) to cure any ambiguity, defect or inconsistency in the Indenture, provided that such action shall not adversely affect the interests of Holders of Debt Securities of any series in any material respect; (x) to supplement any of the provisions of the Indenture to the extent necessary to permit or facilitate defeasance and discharge of any series of such Debt Securities, provided that such action shall not adversely affect the interests of the Holders of the Debt Securities of any series in any material respect (Section 901).

    In addition, with respect to Guaranteed Securities, without the consent of any Holder of Debt Securities the Company, or a subsidiary thereof, may directly assume the due and punctual payment of the principal of, any premium and interest on all the Guaranteed Securities and the performance of every covenant of the Indenture on the part of the Operating Partnership to be performed or observed. Upon any such assumption, the Company or such subsidiary shall succeed to, and be substituted for and may exercise every right and power of, the Operating Partnership under the Indenture with the same effect as if the Company or such subsidiary had been the issuer of the Guaranteed Securities and the Operating Partnership shall be released from all obligations and covenants with respect to the Guaranteed Securities. No such assumption shall be permitted unless the Company has delivered to the Trustee (i) an officer's certificate and an opinion of counsel, stating, among other things, that the Guarantee and all other covenants of the Company in the Indenture remain in full force and effect and (ii) an opinion of independent counsel that the Holders of Guaranteed Securities shall have no United States Federal tax consequences as a result of such assumption, and that, if any Debt Securities are then listed on the New York Stock Exchange, that such Debt Securities shall not be delisted as a result of such assumption (Section 805).

    The Indenture provides that in determining whether the Holders of the requisite principal amount of Outstanding Debt Securities of a series have given any request, demand, authorization, direction, notice, consent or waiver thereunder or whether a quorum is present at a meeting of Holders of Debt Securities, (i) the principal amount of an Original Issue Discount Security that shall be deemed to be outstanding shall be the amount of the principal thereof that would be due and payable as of the date of such determination upon declaration of acceleration of the maturity thereof, (ii) the principal amount of a Debt Security denominated in a Foreign Currency that shall be deemed outstanding shall be the U.S. dollar equivalent, determined on the issue date for such Debt Security, of the principal amount (or, in the case of an Original Issue Discount Security, the U.S. dollar equivalent on the issue date of such Debt Security of the amount determined as provided in (i) above), (iii) the principal amount of an Indexed Security that shall be deemed outstanding shall be the principal face amount of such Indexed Security at original issuance, unless otherwise provided with respect to such Indexed Security pursuant to Section 301 of the Indenture, and (iv) Debt Securities owned by the Operating Partnership or any other obligor upon the Debt Securities or any Affiliate of the Operating Partnership or of such other obligor shall be disregarded (Section 101).

    The Indenture contains provisions for convening meetings of the Holders of Debt Securities of a series (Section 1501). A meeting may be called at any time by the Trustee, and also, upon request, by the Operating Partnership, the Company (in respect of a series of Guaranteed Securities) or the Holders of at least 25% in principal amount of the Outstanding Debt Securities of such series, in any such case upon notice given as provided In the Indenture (Section 1502). Except for any consent that must be given by the Holder of each Debt Security affected by certain modifications and amendments of the Indenture any resolution presented at a meeting or adjourned meeting duly reconvened at which a quorum is present may be adopted by the affirmative vote of the Holders of a majority in principal amount of the Outstanding Debt Securities of that series; provided, however, that, except as referred to above, any resolution with respect to any request, demand, authorization, direction, notice, consent, waiver or other action that may be made, given or taken by the Holders of a specified percentage, which is less than a majority, in principal amount of the Outstanding Debt Securities of a series may be adopted at a meeting or adjourned meeting duly reconvened at which a quorum is present by the affirmative vote of the Holders of such Debt Securities of that series. Any resolution passed or decision taken at any meeting of Holders of Debt Securities of any series duly held in accordance with the Indenture will be binding on all Holders of Debt Securities of that series. The quorum at any meeting called to adopt a resolution, and at any reconvened meeting, will be Persons, holding or representing a majority in principal amount of the Outstanding Debt Securities of a series; provided, however, that if any action is to be taken at such meeting with respect to a consent or waiver which may be given by the Holders of not less than a specified percentage in principal amount of the Outstanding Debt Securities of a series, the Persons holding or representing such specified percentage in principal amount of the Outstanding Debt Securities of such series will constitute a quorum (Section 1504).

    Notwithstanding the foregoing provisions, if any action is to be taken at a meeting of Holders of Debt Securities of any series with respect to any request, demand, authorization, direction, notice, consent, waiver or other action that the Indenture expressly provides may be made, given or taken by the Holders of a specified percentage in principal amount of all Outstanding Debt Securities affected thereby, or of the Holders of such series and one or more additional series: (i) there shall be no minimum quorum requirement for such meeting and
(ii) the principal amount of the Outstanding Debt Securities of such series that vote in favor of such request, demand, authorization, direction, notice, consent, waiver or other action shall be taken into account in determining whether such request, demand, authorization, direction, notice, consent, waiver or other action has been made, given or taken under the Indenture (Section
1504).

DISCHARGE, DEFEASANCE AND COVENANT DEFEASANCE

    Unless otherwise provided in the Prospectus Supplement, the Operating Partnership may discharge certain obligations to Holders of any series of Debt Securities that have not already been delivered to the Trustee for cancellation and that either have become due and payable or will become due and payable within one year (or are scheduled for redemption within one year) by irrevocably depositing with the Trustee, in trust, funds in such currency or currencies, currency unit or units or composite currency or currencies in which such Debt Securities are payable in an amount sufficient to pay the entire indebtedness on such Debt Securities in respect of principal (and premium, if any) and interest to the date of such deposit (if such Debt Securities have became due and payable) or to the Stated Maturity or Redemption Date, as the case may be (Section 401).

    The Indenture provides that, unless otherwise provided in the Prospectus Supplement, if the provisions of Article Fourteen are made applicable to the Debt Securities of any series pursuant to Section 301 of the Indenture, the Operating Partnership may elect either (a) to defease and discharge itself and the Company (if such Debt Securities are Guaranteed Securities) from any and all obligations with respect to such Debt Securities (except for the obligation to pay Additional Amounts, if any, upon the occurrence of certain events of tax, assessment or governmental charge with respect to payments on such Debt Securities and the obligations to register the transfer or exchange of such Debt Securities, to replace temporary or mutilated, destroyed, lost or stolen Debt Securities, to maintain an office or agency in respect of such Debt Securities and to hold moneys for payment in trust) ("defeasance") (Section 1402) or (b) to release itself and the Company (if such Debt Securities are Guaranteed Securities) from its obligations with respect to such Debt Securities under Sections 1004 and 1005, inclusive, of the Indenture (being the restrictions described tinder "Certain Covenants") or, if provided pursuant to Section 301 of the Indenture, its obligations with respect to any other covenant, and any omission to comply with such obligations shall not constitute a default or an Event of Default with respect to such Debt Securities ("covenant defeasance") (Section 1403), in either case upon the irrevocable deposit by the Operating Partnership or the Company (if the Debt Securities are Guaranteed Securities) with the Trustee, in trust, of any amount, in such currency or currencies, currency unit or units or composite currency or currencies in which such Debt Securities are payable at Stated Maturity, or Government Obligations (as defined below), or both applicable to such Debt Securities which through the scheduled payment of principal and interest in accordance with their terms will provide money in an amount sufficient to pay the principal of (and premium, if any) and interest on such Debt Securities, and any mandatory sinking fund or analogous payments thereon, on the scheduled due dates therefor.

    Such a trust may only be established if, among other things, the Operating Partnership or the Company (if the Debt Securities are Guaranteed Securities) has delivered to the Trustee an Opinion of Counsel (as specified in the Indenture) to the effect that the Holders of such Debt Securities will not recognize income, gain or loss for U.S. Federal income tax purposes as a result of such defeasance or covenant defeasance and will be subject to U.S. Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred, and such Opinion of Counsel, in the case of defeasance, must refer to and be based upon a ruling of the Internal Revenue Service or a change in applicable United States Federal income tax law occurring after the date of the Indenture (Section 1404).

    "Government Obligations" means securities which are (i) direct obligations of the United States of America or the government which issued the Foreign Currency in which the Debt Securities of a particular series are payable, for the payment of which its full faith and credit is pledged or (ii) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America or such government which issued the Foreign Currency in which the Debt Securities of such series are payable, the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America or such other government, which, in either case, are not callable or redeemable at the option of the issuer thereof, and shall also include a Depositary receipt issued by a bank or trust company as custodian with respect to any such Government Obligation or a specific payment of interest on or principal of any such Government Obligation held by such custodian for the account of the holder of a Depositary receipt, provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such Depositary receipt from any amount received by the custodian in respect of the Government Obligation or the specific payment of interest on or principal of the Government Obligation evidenced by such Depositary receipt (Section 101).

    Unless otherwise provided in the applicable Prospectus Supplement, if after the Operating Partnership or the Company (if the Debt Securities are Guaranteed Securities) has deposited funds and/or Government Obligations to effect defeasance or covenant defeasance with respect to Debt Securities of any series,
(a) the Holder of a Debt Security of such series is entitled to, and does, elect pursuant to Section 301 of the Indenture or the terms of such Debt Security to receive payment in a currency, currency unit or composite currency other than that in which such deposit has been made in respect of such Debt Security, or
(b) a Conversion Event (as defined below) occurs in respect of the currency, currency unit or composite currency in which such deposit has been made, the indebtedness represented by such Debt Security shall be deemed to have been, and will be, fully discharged and satisfied through the payment of the principal of (and premium, if any) and interest on such Debt Security as they become due out of the proceeds yielded by converting the amount so deposited in respect of such Debt Security into the currency, currency unit or composite currency in which such Debt Security becomes payable as a result of such election or such cessation of usage based on the applicable market exchange rate (Section 1405). "Conversion Event" means the cessation of use of (i) a currency, currency unit or composite currency both by the government of the country which issued such currency and for the settlement of transactions by a central bank or other public institutions or within the international banking community, (ii) the ECU both within the European Monetary System and for the settlement of transactions by public institutions of or within the European Communities or (iii) any currency unit or composite currency other than the ECU for the purposes for which it was established. (Section 101). Unless otherwise provided in the applicable Prospectus Supplement, all payments of principal of (and premium, if any) and interest on any Debt Security that is payable in a Foreign Currency that ceases to be used by its government of issuance shall be made in U.S. dollars.

    In the event the Operating Partnership effects covenant defeasance with respect to any Debt Securities and such Debt Securities are declared due and payable because of the occurrence of any Event of Default other than the Event of Default described in clause (d) under "Events of Default, Notice and Waiver" with respect to Section 1004 of the Indenture (which Sections would no longer be applicable to such Debt Securities) or described in clause (h) under "Events of Default, Notice and Waiver" with respect to any other covenant as to which there has been covenant defeasance, the amount in such currency, currency unit or composite currency in which such Debt Securities are payable, and Government Obligations on deposit with the Trustee, will be sufficient to pay amounts due on such Debt Securities at the time of their Stated Maturity but may not be sufficient to pay amounts due on such Debt Securities at the time of the acceleration resulting from such Event of Default. However, the Operating Partnership and the Company (if such Debt Securities are Guaranteed Securities) would remain liable to make payment of such amounts due at the time of acceleration.

    The applicable Prospectus Supplement may further describe the provisions, if any, permitting such defeasance or covenant defeasance, including any modifications to the provisions described above, with respect to the Debt Securities of a particular series.

SUBORDINATION

    The terms and conditions, if any, upon which the Debt Securities are subordinated to other indebtedness of the Operating Partnership will be set forth in the applicable Prospectus Supplement relating thereto. Such terms will include a description of the indebtedness ranking senior to the Debt Securities, the restrictions on payments to the Holders of such Debt Securities while a default with respect to such senior indebtedness in continuing, the restrictions, if any, on payments to the Holders of such Debt Securities following an Event of Default, and provisions requiring Holders of such Debt Securities to remit certain payments to holders of senior indebtedness.

BOOK-ENTRY SYSTEM AND GLOBAL SECURITIES

    The Debt Securities of a series may be issued in whole or in part in the form of one or more Securities in global form ("Global Securities") that will be deposited with, or on behalf of, a depository (the "Depository") identified in the Prospectus Supplement relating to such series. Global Securities, if any, issued in the United States are expected to be deposited with The Depository Trust Company ("DTC"), as Depository. Global Securities may be issued in either fully registered or bearer form and in either temporary or permanent form. Unless the Prospectus Supplement states otherwise, and until it is exchanged in whole or in part for the individual Debt Securities represented thereby, a Global Security may not be transferred except as a whole by the Depository for such Global Security to a nominee of such Depository or by a nominee of such Depository to such Depository or another nominee of such Depository or by such Depository or any nominee of such Depositor to a successor Depository or any nominee of such successor.

    The specific terms of the depository arrangement with respect to a series of Debt Securities will be described in the Prospectus Supplement relating to such series and/or the Global Security. The Company expects that unless otherwise indicated in the applicable Prospectus Supplement and/or the Global Security, the following provisions will apply to depository arrangements.

    The Prospectus Supplement and/or the Global Security will state whether such Global Securities will be issued in certificated or book-entry form. If such Global Securities are to be issued in book-entry form, the Company expects that upon the issuance of a Global Security, the Depository for such Global Security or its nominee will credit on its book-entry registration and transfer system the respective principal amounts of the individual Debt Securities represented by such Global Security to the accounts of persons that have accounts with such Depository ("Participants"). Such accounts shall be designated by the underwriters, dealers or agents with respect to such Debt Securities or by the Company if such Debt Securities are offered directly by the Company. Ownership of beneficial interests in such Global Security will be limited to Participants or persons that may hold interests through Participants.

    The Company expects that, for the Global Securities deposited with DTC, pursuant to procedures established by DTC, ownership of beneficial interests in any Global Security with respect to which DTC is the Depository will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee (with respect to beneficial interests of Participants) and records of Participants (with respect to beneficial interests of persons who hold through Participants). Neither the Company, any Paying Agent, the Security Registrar nor the Trustee will have any responsibility or liability for any aspect of the records of DTC or for maintaining, supervising or reviewing any records of DTC or any of its Participants relating to beneficial ownership interests in the Debt Securities. The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and laws may impair the ability to own, pledge or transfer beneficial interest in a Global Security.

    Unless otherwise specified in the Prospectus Supplement or the actual Global Security, so long as the Depository for a Global Security or its nominee is the registered owner of such book-entry Global Security, such Depository or such nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by such Global Security for all purposes under the applicable Indenture. Except as described below or in the applicable Prospectus Supplement or such Global Security, owners of beneficial interest in a Global Security will not be entitled to have any of the individual Debt Securities represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of any such Debt Securities in definitive form and will not be considered the owners or holders thereof under the applicable Indenture. Beneficial owners of Debt Securities evidenced by a Global Security will not be considered the owners or holders thereof under the applicable Indenture for any purpose, including with respect to the giving of any direction, instructions or approvals to the Trustee thereunder. Accordingly, each person owning a beneficial interest in a Global Security with respect to which DTC is the Depository must rely on the procedures of DTC and, if such person is not a Participant, on the procedures of the Participant through which such person owns its interests, to exercise any rights of a holder under the applicable Indenture. The Company understands that, under existing industry practice, if it requests any action of holders or if an owner of a beneficial interest in a Global Security desires to give or take any action which a holder is entitled to give or take under the applicable Indenture, DTC would authorize the Participants holding the relevant beneficial interest to give or take such action, and such Participants would authorize beneficial owners through such Participants to give or take such actions or would otherwise act upon the instructions of beneficial owners holding through them.

    Payments of principal of (and applicable premium, if any) and interest on individual Debt Securities represented by a Global Security registered in the name of a Depository or its nominee will be made to or at the direction of the Depository or its nominee, as the case may be, as the registered owner of the Global Security under the applicable Indenture. Under the terms of the applicable Indenture, the Company, any Paying Agent, the Security Registrar and the Trustee may treat the persons in whose name Debt Securities, including a Global Security, are registered as the owners thereof for the purpose of receiving such payments. Consequently, neither the Company, any Paying Agent, the Security Registrar nor the Trustee has or will have any responsibility or liability for the payment of such amounts to beneficial owners of Debt Securities (including principal, premium, if any, and interest). The Company believes, however, that it is currently the policy of DTC to immediately credit the accounts of relevant Participants with such payments, in amounts proportionate to their respective holdings of beneficial interests in the relevant Global Security as shown on the records of DTC or its nominee. The Company also expects that payments by Participants to owners of beneficial interests in such Global Security held through such Participants will be governed by standing instructions and customary practices, as is the case with securities held for the account of customers in bearer form or registered in street name, and will be the responsibility of such Participants. Redemption notices with respect to any Debt Securities represented by a Global Security will be sent to the Depository or its nominee. If less than all of the Debt Securities of any series are to be redeemed, the Company expects the Depository to determine the amount of the interest of each Participant in such Debt Securities to be redeemed to be determined by lot. None of the Company, the Trustee, any Paying Agent or the Security Registrar for such Debt Securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Security for such Debt Securities or for maintaining any records with respect thereto.

    Neither the Company, any Paying Agent, the Security Registrar nor the Trustee will be liable for any delay by the holders of a Global Security or the Depository in identifying the beneficial owners of Debt Securities and the Company and the Trustee may conclusively rely on, and will be protected in relying on, instructions from the holder of a Global Security or the Depository for all purposes. The rules applicable to DTC and its Participants are on file with the Commission.

    If a Depository for any Debt Securities is at any time unwilling, unable or ineligible to continue as depository and a successor depository is not appointed by the Company within 90 days, the Company will issue individual Debt Securities in exchange for the Global Security representing such Debt Securities. In addition, the Company may at any time and in its sole discretion, subject to any limitations described in the Prospectus Supplement or the Global Security relating to such Debt Securities, determine not to have any of such Debt Securities represented by one or more Global Securities and in such event will issue individual Debt Securities in exchange for the Global Security or Securities representing such Debt Securities. Individual Debt Securities so issued will be issued in denominations of $5,000 and integral multiples of $1,000.

    The Debt Securities of a series may also be issued in whole or in part in the form of one or more bearer global securities (a "Bearer Global Security") that will be deposited outside of the United States with a depository, or with a nominee for such depository, identified in the applicable Prospectus Supplement and/or Global Security. Any such Bearer Global Securities may be issued in temporary or permanent form. The specific terms and procedures, including the specific terms of the depository arrangement, with respect to any portion of a series of Debt Securities to be represented by one or more Bearer Global Securities will be described in the applicable Prospectus Supplement and/or Global Security.

                         DESCRIPTION OF PREFERRED STOCK

    The Company is authorized to issue up to 5,000,000 shares of preferred stock, par value $.01 per share (the "Preferred Stock"). No shares of Preferred Stock are outstanding as of the date hereof.


    Under the Company's Articles of Incorporation, shares of Preferred Stock may be issued by the Company from time to time, in one or more series, as authorized by the Board of Directors. Prior to the issuance of shares of each series, the Board of Directors is required by the Maryland General Corporation Law (the "MGCL") and the Company's Articles of Incorporation to adopt resolutions and file Articles Supplementary (the "Articles Supplementary") with the State Department of Assessments and Taxation of Maryland, setting for each such series the designations, powers, preferences and rights of the shares of such series and the qualifications, limitations or restrictions thereon, including, but not limited to, dividend rights, dividend rate or rates, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), the redemption price or prices, and the liquidation preferences as are permitted by Maryland law. Because the Board of Directors has the power to establish the terms and conditions of each series of Preferred Stock, it may afford the holders of any series of Preferred Stock power, preferences and rights, voting or otherwise, senior to the rights of holders of shares of Common Stock. The issuance of Preferred Stock could have the effect of delaying or preventing a change in control of the Company.



    The following description of the Preferred Stock sets forth certain general terms and provisions of the Preferred Stock to which any Prospectus Supplement may relate and constitute all material terms of the Preferred Stock that may be determined prior to the initiation of a specific offering of Preferred Stock. The particular terms of the Preferred Stock with respect to a specific offering of Preferred Stock will be set forth in a Prospectus Supplement relating thereto. The statements below describing the Preferred Stock are in all respects subject to and qualified in their entirety by reference to the applicable provisions of the Company's Articles of Incorporation (including the applicable Articles Supplementary) and bylaws.


GENERAL

    Subject to limitations prescribed by Maryland law and the Company's Articles of Incorporation and bylaws, the Board of Directors is authorized to fix the number of shares constituting each series of Preferred Stock and the designations, powers, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereon, including such provisions as may be desired concerning voting, redemption, dividends, dissolution or the distribution of assets, conversion or exchange, and such other subjects or matters as may be fixed by resolution of the Board of Directors or a duly authorized committee thereof. The Preferred Stock will, when issued, be fully paid and nonassessable.

    Reference is made to the Prospectus Supplement relating to the series of Preferred Stock offered thereby for specific terms, including:

    (1) the title and stated value of such Preferred Stock;

    (2) the number of shares of such Preferred Stock offered, the liquidation preference per share and the offering price of such Preferred Stock;

    (3) the dividend rate(s), period(s) and/or payment date(s) or method(s) of calculation thereof applicable to such Preferred Stock;

    (4) whether dividends shall be cumulative or non-cumulative and, if cumulative, the date from which dividends on such Preferred Stock shall accumulate;

    (5) the procedures for any auction and remarketing, if any, for such Preferred Stock;

    (6) the provisions for a sinking fund, if any, for such Preferred Stock;

    (7) any voting rights of such Preferred Stock;

    (8) the provisions for redemption, if applicable, of such Preferred Stock;

    (9) any listing of such Preferred Stock on any securities exchange;

   (10) the terms and conditions, if applicable, upon which such Preferred Stock will be convertible into Common Stock of the Company, including the conversion price (or manner of calculation thereof) and conversion period;

   (11) if appropriate, a discussion of United States federal income tax considerations applicable to such Preferred Stock;

   (12) any limitations on direct or beneficial ownership and restrictions on transfer, in each case as may be appropriate to preserve the status of the Company as a REIT;

   (13) the relative ranking and preferences of such Preferred Stock as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of the Company;

   (14) any limitations on issuance of any series of Preferred Stock ranking senior to or on a parity with such series of Preferred Stock as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of the Company; and

   (15) any other specific terms, preferences, rights, limitations or restrictions of such Preferred Stock.

RANK

    Unless otherwise specified in the Prospectus Supplement, the Preferred Stock will, with respect to dividend rights and rights upon liquidation, dissolution or winding up of the Company, rank (i) senior to all classes or series of Common Stock of the Company, and to all equity securities ranking junior to such Preferred Stock with respect to dividend rights or rights upon liquidation, dissolution or winding up of the Company; (ii) on a parity with all equity securities issued by the Company the terms of which specifically provide that such equity securities rank on a parity with the Preferred Stock with respect to dividend rights or rights upon liquidation, dissolution or winding up of the Company; and (iii) junior to all equity securities issued by the Company the terms of which specifically provide that such equity securities rank senior to the Preferred Stock with respect to dividend rights or rights upon liquidation, dissolution or winding up of the Company. As used in the Company's Articles of Incorporation for these purposes, the term "equity securities" does not include convertible debt securities.

DIVIDENDS

    Unless otherwise specified in the Prospectus Supplement, the Preferred Stock will have the rights with respect to payment of dividends set forth below.

    Holders of shares of the Preferred Stock of each series shall be entitled to receive, when, as and if declared and authorized by the Board of Directors of the Company, out of assets of the Company legally available for payment, cash dividends at such rates and on such dates as will be set forth in the applicable Prospectus Supplement. Each such dividend shall be payable to holders of record as they appear on the stock transfer books of the Company on such record dates as shall be fixed by the Board of Directors of the Company.

    Dividends on any series of the Preferred Stock may be cumulative or non-cumulative, as provided in the applicable Prospectus Supplement. Dividends, if cumulative, will accumulate from and after the date set forth in the applicable Prospectus Supplement. If the Board of Directors of the Company fails to declare a dividend payable on a dividend payment date on any series of the Preferred Stock for which dividends are noncumulative, then the holders of such series of the Preferred Stock will have no right to receive a dividend in respect of the dividend period ending on such dividend payment date, and the Company will have no obligation to pay the dividend accrued for such period, whether or not dividends on such series are declared payable on any future dividend payment date.

    If any shares of the Preferred Stock of any series are outstanding, no full dividends shall be declared or paid or set apart for payment on the Preferred Stock of the Company of any other series ranking, as to dividends, on a parity with or junior to the Preferred Stock of such series for any period unless (i) if such series of Preferred Stock has a cumulative dividend, full cumulative dividends have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof irrevocably set apart for such payment on the Preferred Stock of such series for all past dividend periods and the then current dividend period or (ii) if such series of Preferred Stock does not have a cumulative dividend, full dividends for the then current dividend period have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof irrevocably set apart for such payment on the Preferred Stock of such series. When dividends are not paid in full (or a sum sufficient for such full payment is not so irrevocably set apart) upon the shares of Preferred Stock of any series and the shares of any other series of preferred stock ranking on a parity as to dividends with the Preferred Stock of such series, all dividends declared upon shares of Preferred Stock of such series and any other series of preferred stock ranking on a parity as to dividends with such Preferred Stock shall be declared pro rata so that the amount of dividends declared per share on the Preferred Stock of such series and such other series of preferred stock shall in all cases bear to each other the same ratio that accrued and unpaid dividends per share on the shares of Preferred Stock of such series (which shall not include any accumulation in respect of unpaid dividends for prior dividend periods if such Preferred Stock does not have a cumulative dividend) and such other series of preferred stock bear to each other. Except as may otherwise be set forth in the applicable Prospectus Supplement, no interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on Preferred Stock of such series which may be in arrears.

    Except as provided in the immediately preceding paragraph, unless (i) if such series of Preferred Stock has a cumulative dividend, full cumulative dividends on the Preferred Stock of such series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof irrevocably set apart for payment for all past dividend periods and the then current dividend period or (ii) if such series of Preferred Stock does not have a cumulative dividend, full dividends on the Preferred Stock of such series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof irrevocably set apart for payment for the then current dividend period, no dividends (other than in Common Stock or other capital stock ranking junior to the Preferred Stock of such series as to dividends and upon liquidation, dissolution or winding up of the Company) shall be declared or paid or set aside for payment or other distribution shall be declared or made upon the Common Stock or any other capital stock of the Company ranking junior to or on a parity with the Preferred Stock of such series as to dividends or upon liquidation, dissolution or winding up of the Company, nor shall any Common Stock or any other capital stock of the Company ranking junior to or on a parity with the Preferred Stock of such series as to dividends or upon liquidation, dissolution or winding up of the Company be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any shares of any such stock) by the Company (except by conversion into or exchange for other capital stock of the Company ranking junior to the Preferred Stock of such series as to dividends and upon liquidation, dissolution or, winding up of the Company).

    Any dividend payment made on shares of a series of Preferred Stock shall first be credited against the earliest accrued but unpaid dividend due with respect to shares of such series which remains payable.

REDEMPTION

    If so provided in the applicable Prospectus Supplement, the shares of Preferred Stock will be subject to mandatory redemption or redemption at the option of the Company, as a whole or in part, in each case upon the terms, at the times and at the redemption prices set forth in such Prospectus Supplement.

    The Prospectus Supplement relating to a series of Preferred Stock that is subject to mandatory redemption will specify the number of shares of such Preferred Stock that shall be redeemed by the Company in such year commencing after a date to be specified, at a redemption price per share to be specified, together with an amount equal to all accrued and unpaid dividends thereon (which shall not, if such Preferred Stock does not have a cumulative dividend, include any accumulation in respect of unpaid dividends for prior dividend periods) to the date of redemption. The redemption price may be payable in cash or other property, as specified in the applicable Prospectus Supplement.

    Notwithstanding the foregoing, unless (i) if such series of Preferred Stock has a cumulative dividend, full cumulative dividends on all shares of any series of Preferred Stock shall have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof irrevocably set apart for payment for all past dividend periods and the then current dividend period or
(ii) if such series of Preferred Stock does not have a cumulative dividend, full dividends on the Preferred Stock of any series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof irrevocably set apart for payment for the then current dividend period, no shares of any series of Preferred Stock shall be redeemed unless all outstanding shares of Preferred Stock of such series are simultaneously redeemed; provided, however, that the foregoing shall not prevent the purchase or acquisition of shares of Preferred Stock of such series pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of Preferred Stock of such series. In addition, unless (i) if such series of Preferred Stock has a cumulative dividend, full cumulative dividends on all outstanding shares of any series of Preferred Stock have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof irrevocably set apart for payment for all past dividend periods and the then current dividend period and (ii) if such series of Preferred Stock does not have a cumulative dividend, full dividends on the Preferred Stock of any series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof irrevocably set apart for payment for the then current dividend period, the Company shall not purchase or otherwise acquire directly or indirectly any shares of Preferred Stock of such series (except by conversion into or exchange for capital stock of the Company ranking junior to the Preferred Stock of such series as to dividends and upon liquidation, dissolution or winding up of the Company); provided, however, that the foregoing shall not prevent the purchase or acquisition of shares of Preferred Stock of such series to preserve the REIT status of the Company or pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of Preferred Stock of such series.

    If fewer than all of the outstanding shares of Preferred Stock of any series are to be redeemed, the number of shares to be redeemed will be determined by the Company and such shares may be redeemed pro rata from the holders of record of such shares in proportion to the number of such shares held by such holders (with adjustments to avoid redemption of fractional shares) or any other equitable method determined by the Company that will not result in violation of the ownership limitations set forth in the Articles of Incorporation.

    Notice of redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of record of a share of Preferred Stock of any series to be redeemed at the address shown on the stock transfer books of the Company. Each notice shall state: (i) the redemption date; (ii) the number of shares and series of the Preferred Stock to be redeemed; (iii) the redemption price; (iv) the place or places where certificates for such Preferred Stock are to be surrendered for payment of the redemption price; (v) that dividends on the shares to be redeemed will cease to accrue on such redemption date; and (vi) the date upon which the holder's conversion rights, if any, as to such shares shall terminate. If fewer than all the shares of Preferred Stock of any series are to be redeemed, the notice mailed to each such holder thereof shall also specify the number of shares of Preferred Stock to be redeemed from each such holder. If notice of redemption of any shares of Preferred Stock has been given and if the funds necessary for such redemption have been irrevocably set apart by the Company in trust for the benefit of the holders of any shares of Preferred Stock so called for redemption, then from and after the redemption date dividends will cease to accrue on such shares of Preferred Stock, such shares of Preferred Stock shall no longer be deemed outstanding and all rights of the holders of such shares will terminate, except the right to receive the redemption price.

LIQUIDATION PREFERENCE

    Upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, then, before any distribution or payment shall be made to the holders of any Common Stock or any other class or series of capital stock of the Company ranking junior to the Preferred Stock in the distribution of assets upon any liquidation, dissolution or winding up of the Company, the holders of each series of Preferred Stock shall be entitled to receive out of assets of the Company legally available for distribution to stockholders liquidating distributions in the amount of the liquidation preference per share (set forth in the applicable Prospectus Supplement and Articles Supplementary), plus an amount equal to all dividends accrued and unpaid thereon (which shall not include any accumulation in respect of unpaid dividends for prior dividend periods if such Preferred Stock does not have a cumulative dividend). Except as may otherwise be set forth in the applicable Prospectus Supplement, after payment of the full amount of the liquidating distributions to which they are entitled, the holders of Preferred Stock will have no right or claim to any of the remaining assets of the Company. In the event that, upon any such voluntary or involuntary liquidation, dissolution or winding up, the legally available assets of the Company are insufficient to pay the amount of the liquidating distributions on all outstanding shares of Preferred Stock and the corresponding amounts payable on all shares of other classes or series of capital stock of the Company ranking on a parity with the Preferred Stock in the distribution of assets upon liquidation, dissolution or winding up of the Company, then the holders of the Preferred Stock and all other such classes or series of capital stock shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

    If liquidating distributions shall have been made in full to all holders of shares of Preferred Stock, the remaining assets of the Company shall be distributed among the holders of any other classes or series of capital stock ranking junior to the Preferred Stock upon liquidation, dissolution or winding up of the Company, according to their respective rights and preferences and in each case according to their respective number of shares. For such purposes, the consolidation or merger of the Company with or into any other corporation, or the sale, lease, transfer or conveyance of all or substantially all of the property or business of the Company, shall not be deemed to constitute a liquidation, dissolution or winding up of the Company.

VOTING RIGHTS

    Holders of the Preferred Stock will not have any voting rights, except as set forth below or as otherwise from time to time required by law or as indicated in the applicable Prospectus Supplement.

    Except as may otherwise be set forth in the applicable Prospectus Supplement, whenever dividends on any shares of Preferred Stock shall be in arrears for the equivalent of six or more quarterly periods, the holders of such shares of Preferred Stock (voting separately as a class with all other series of preferred stock upon which like voting rights have been conferred and are exercisable) will be entitled to vote for the election of two additional directors of the Company at the next annual meeting of stockholders, and at each subsequent annual meeting, until (i) if such series of Preferred Stock has a cumulative dividend, all dividends accumulated on such shares of Preferred Stock for the past dividend periods and the then current dividend period shall have been fully paid or declared and a sum sufficient for the payment thereof irrevocably set apart for payment or (ii) if such series of Preferred Stock does not have a cumulative dividend, four consecutive quarterly dividends shall have been fully paid or declared and a sum sufficient for the payment thereof irrevocably set apart for payment. In such case, the entire Board of Directors of the Company will be increased by two directors.

    Unless provided otherwise for any series of Preferred Stock, so long as any shares of Preferred Stock remain outstanding, the Company shall not, without the affirmative vote or consent of the holders of at least 66% of the shares of each series of Preferred Stock outstanding at the time, given in person or by proxy, either in writing or at a meeting (each such series voting separately as a class), (i) authorize or create, or increase the authorized or issued amount of, any class or series of capital stock ranking senior to such series of Preferred Stock with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up of the Company or reclassify any authorized capital stock of the Company into any such shares, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase any such shares; or (ii) amend, alter or repeal the provisions of the Company's Articles of Incorporation (including the Articles Supplementary for such series of Preferred Stock), whether by merger, consolidation or otherwise, so as to materially and adversely affect any right, preference, privilege or voting power of such series of Preferred Stock or the holders thereof; provided, however, that any increase in the amount of the authorized preferred stock or the creation or issuance of any other series of preferred stock, or any increase in the amount of authorized shares of such series or any other series of Preferred Stock, in each case ranking on a parity with or junior to the Preferred Stock of such series with respect to payment of dividends and the distribution of assets upon liquidation, dissolution or winding up of the Company, shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting powers.

    The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding shares of such series of Preferred Stock shall have been redeemed or called for redemption upon proper notice and sufficient funds shall have been irrevocably deposited in trust to effect such redemption.

CONVERSION RIGHTS

    The terms and conditions, if any, upon which shares of any series of Preferred Stock are convertible into Common Stock will be set forth in the applicable Prospectus Supplement relating thereto. Such terms will include the number of shares of Common Stock into which the Preferred Stock is convertible, the conversion price (or manner of calculation thereof), the conversion period, provisions as to whether conversion will be at the option of the holders of the Preferred Stock or the Company, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of such Preferred Stock.

RESTRICTIONS ON OWNERSHIP

    With certain exceptions, the Company's Articles of Incorporation provide that no person may own, or be deemed to own by virtue of the attribution rules of the Code, more than 9.8% of the value of the Company's issued and outstanding shares of capital stock. See "Restrictions on Ownership of Offered Securities." These ownership limitations could have the effect of discouraging a takeover or other transaction in which holders of some of shares of capital stock of the Company might receive a premium for their shares over the then prevailing market price or which such holders might believe to be otherwise in their best interest.

                        DESCRIPTION OF DEPOSITARY SHARES

GENERAL

    The Company may issue receipts ("Depositary Receipts") for Depositary Shares, each of which will represent a fractional interest of a share of a particular class or series of Preferred Stock, as specified in the applicable Prospectus Supplement. Shares of a class or series of Preferred Stock represented by Depositary Shares will be deposited under a separate Deposit Agreement (each, a "Deposit Agreement") among the Company and the depositary named therein (the "Preferred Stock Depositary"). Subject to the terms of the Deposit Agreement, each owner of a Depositary Receipt will be entitled, in proportion to the fractional interest of a share of a particular class or series of Preferred Stock represented by the Depositary Shares evidenced by such Depositary Receipt, to all the rights and preferences of the class or series of the Preferred Stock represented by such Depositary Shares (including dividend, voting, conversion, redemption and liquidation rights).

    The Depositary Shares will be evidenced by Depositary Receipts issued pursuant to the applicable Deposit Agreement. Immediately following the issuance and delivery of the Preferred Stock by the Company to a Preferred Stock Depositary, the Company will cause such Preferred Stock Depositary to issue, on behalf of the Company, the Depositary Receipts. Copies of the applicable form of Deposit Agreement and Depositary Receipt may be obtained from the Company upon request, and the statements made hereunder relating to the Deposit Agreement and the Depositary Receipt to be issued thereunder are summaries of certain anticipated provisions thereof and do not purport to be complete and are subject to, and qualified in their entirety by reference to, all of the provisions of the applicable Deposit Agreement and related Depositary Receipts.

DIVIDENDS AND OTHER DISTRIBUTIONS

    The Preferred Stock Depositary will distribute all cash dividends or other cash distributions received in respect of a class or series of Preferred Stock to the record holders of Depositary Receipts evidencing the related Depositary Shares in proportion to the number of the such Depositary Receipts owned by such holders, subject to certain obligations of holders to file proofs, certificates and other information and to pay certain charges and expenses to such Preferred Stock Depositary.

    In the event of a distribution other than in cash, the Preferred Stock Depositary will distribute property received by it to the record holders of Depositary Receipts entitled thereto, subject to certain obligations of holders to file proofs, certificates and other information and to pay certain charges and expenses to the Preferred Stock Depositary, unless such Preferred Stock Depositary determines that it is not feasible to make such distribution, in which case the Preferred Stock Depositary may, with the approval of the Company, sell such property and distribute the net proceeds from such sale to such holders.

    No distribution will be made in respect of any Depositary Share to the extent that it represents any class or series of Preferred Stock that has been converted or exchanged.

WITHDRAWAL OF STOCK

    Upon surrender of the Depositary Receipts at the corporate trust office of the Preferred Stock Depositary (unless the related Depositary Shares have previously been called for redemption or converted), the holders thereof will be entitled to delivery at such office, to or upon each such holder's order, of the number of whole or fractional shares of the class or series of Preferred Stock and any money or other property represented by the Depositary Shares evidenced by such Depositary Receipts. Holders of Depositary Receipts will be entitled to receive whole or fractional shares of the related class or series of Preferred Stock on the basis of the proportion of Preferred Stock represented by each Depositary Share as specified in the applicable Prospectus Supplement, but holders of such shares of Preferred Stock will not thereafter be entitled to receive Depositary shares therefor. If the Depositary Receipts delivered by the holder evidence a number of Depositary Shares in excess of the number of Depositary Shares representing the number of shares of Preferred Stock to be withdrawn, the Preferred Stock Depositary will deliver to such holder at the same time a new Depositary Receipt evidencing such excess number of Depositary Shares.

REDEMPTION OF DEPOSITARY SHARES

    Whenever the Company redeems shares of Preferred Stock held by the Preferred Stock Depositary, the Preferred Stock Depositary will redeem as of the same redemption date the number of the Depositary Shares representing shares of such class or series of Preferred Stock so redeemed, provided the Company shall have paid in full to the Preferred Stock Depositary the redemption price of the Preferred Stock to be redeemed plus an amount equal to any accrued and unpaid dividends thereon to the date fixed for redemption. The redemption price per Depositary Share will be equal to the corresponding proportion of the redemption price and any other amounts per share payable with respect to such class or series of Preferred Stock. If fewer than all the Depositary Shares are to be redeemed, the Depositary Shares to be redeemed will be selected pro rata (as nearly as may be practicable without creating fractional Depositary Shares) or by any other equitable method determined by the Depositary.

    From and after the date fixed for redemption, all dividends in respect of the shares of a class or series of Preferred Stock so called for redemption will cease to accrue, the Depositary Shares so called for redemption will no longer be deemed to be outstanding and all rights of the holders of the Depositary Receipts evidencing the Depositary Shares so called for redemption will cease, except the right to receive any moneys payable upon such redemption and any money or other property to which the holders of such Depositary Receipts were entitled upon such redemption upon surrender thereof to the Preferred Stock Depositary.

VOTING OF THE PREFERRED STOCK

    Upon receipt of notice of any meeting at which the holders of a class or series of Preferred Stock deposited with the Preferred Stock Depositary are entitled to vote, the Preferred Stock Depositary will mail the information contained in such notice of meeting to the record holders of the Depositary Receipts evidencing the Depositary Shares which represent such class or series of Preferred Stock. Each record holder of Depositary Receipts evidencing Depositary Shares on the record date (which will be the same date as the record date for such class or series of Preferred Stock) will be entitled to instruct the Preferred Stock Depositary as to the exercise of the voting rights pertaining to the amount of Preferred Stock represented by such holder's Depositary Shares. The Preferred Stock Depositary will vote the amount of such class or series of Preferred Stock represented by such Depositary Shares in accordance with such instructions, and the Company will agree to take all reasonable action which may be deemed necessary by the Preferred Stock Depositary in order to enable the Preferred Stock Depositary to do so. The Preferred Stock Depositary will abstain from voting the amount of Preferred Stock represented by such Depositary Shares to the extent it does not receive specific instructions from the holder of Depositary Receipts evidencing such Depositary Shares.

LIQUIDATION PREFERENCE

    In the event of the liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the holders of each Depositary Receipt will be entitled to the fraction of the liquidation preference accorded each share of Preferred Stock represented by the Depositary Share evidenced by such Depositary Receipt as set forth in the applicable Prospectus Supplement.

CONVERSION OF PREFERRED STOCK

    The Depositary Shares, as such, will not be convertible into Common Stock or any other securities or property of the Company, except in connection with certain conversions in connection with the preservation of the Company's status as a REIT. See "Restrictions on Ownership of Offered Securities." Nevertheless, if so specified in the applicable Prospectus Supplement relating to an offering of Depositary Shares, the Depositary Receipts may be surrendered by holders thereof to the applicable Preferred Stock Depositary with written instructions to the Preferred Stock Depositary to instruct the Company to cause conversion of a class or series of Preferred Stock represented by the Depositary Shares evidenced by such Depositary Receipts into whole shares of Common Stock, other shares of a class or series of Preferred Stock of the Company or other shares of stock, and the Company has agreed that upon receipt of such instructions and any amounts payable in respect thereof, it will cause the conversion thereof utilizing the same procedures as those provided for delivery of Preferred Stock to effect such conversion. If the Depositary Shares evidenced by a Depositary Receipt are to be converted in part only, a Depositary Receipt or Receipts will be issued for any Depositary Shares not to be converted. No fractional shares of Common Stock will be issued upon conversion, and if such conversion will result in a fractional share being issued, an amount will be paid in cash by the Company equal to the value of the fractional Interest based upon the closing price of the Common Stock on the last business day prior to the conversion.

AMENDMENT AND TERMINATION OF A DEPOSIT AGREEMENT

    The form of Depositary Receipt evidenced in Depositary Shares which represent the Preferred Stock and any provision of the Deposit Agreement may at any tine be amended by agreement between the Company and the Preferred Stock Depositary. However, any amendment that materially and adversely alters the rights of the holders of Depositary Receipts or that would be materially and adversely inconsistent with the rights granted to the holders of the related Preferred Stock will not be effective unless such amendment has been approved by the existing holders of at least two-thirds of the applicable Depositary Shares evidenced by the applicable Depositary Receipts then outstanding. No amendment shall impair the right, subject to certain anticipated exceptions in the Deposit Agreements, of any holder of Depositary Receipts to surrender any Depositary Receipt with instructions to deliver to the holder the related class or series of Preferred Stock and all money and other property, if any, represented thereby, except in order to comply with law. Every holder of an outstanding Depositary Receipt at the time any such amendment becomes effective shall be deemed, by continuing to hold such Depositary Receipt, to consent and agree to such amendment and to be bound by the applicable Deposit Agreement as amended thereby.

    The Deposit Agreement may be terminated by the Company upon not less than 30 days' prior written notice to the Preferred Stock Depositary if such termination is necessary to preserve the Company's status as a REIT. The Company has agreed that if the Deposit Agreement is terminated to preserve the Company's status as a REIT, then the Company will use its best efforts to list each class or series of Preferred Stock issued upon surrender of the related Depositary Shares. In addition, the Deposit Agreement will automatically terminate if (i) all outstanding Depositary Shares shall have been redeemed, (ii) there shall have been a final distribution in respect of each class or series of Preferred Stock in connection with any liquidation, dissolution or winding up of the Company and such distribution shall have been distributed to the holders of the Depositary Receipts evidencing the Depositary Shares representing such class or series of Preferred Stock or (iii) each share of the related Preferred Stock shall have been converted into Common Stock or other Preferred Stock of the Company not so represented by Depositary Shares or has been exchanged for Debt Securities.

CHARGES OF A PREFERRED STOCK DEPOSITARY

    The Company will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. In addition, the Company will pay the fees and expenses of the

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Preferred Stock Depositary in connection with the performance of its duties under the Deposit Agreement. However, holders of Depositary Receipts will pay the fees and expenses of the Preferred Stock Depositary for any duties requested by such holders to be performed which are outside of those expressly provided for in the Deposit Agreement.

RESIGNATION AND REMOVAL OF DEPOSITARY

    The Preferred Stock Depositary may resign at any time by delivering to the Company notice of its election to do so, and the Company may at any time remove the Preferred Stock Depositary, any such resignation or removal to take effect upon the appointment of a successor Preferred Stock Depositary. A successor Preferred Stock Depositary must be appointed within 60 days after delivery of the notice of resignation or removal and must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least the amount set forth in the Deposit Agreement.

MISCELLANEOUS

    The Preferred Stock Depositary will forward to holders of Depositary Receipts any reports and communications from the Company which are received by the Preferred Stock Depositary with respect to the related Preferred Stock.

    Neither the Preferred Stock Depositary nor the Company will be liable if it is prevented from or delayed in, by law or any circumstances beyond its control, performing its obligations under the Deposit Agreement. The obligations of the Company and the Preferred Stock Depositary under the Deposit Agreement will be limited to performing their duties thereunder in good faith and without negligence (in the case of any action or inaction in the voting of a class or series of Preferred Stock represented by the Depositary Shares), gross negligence or willful misconduct, and the Company and the Preferred Stock Depositary will not be obligated to prosecute or defend any legal proceeding in respect of any Depositary Receipts, Depositary Shares or shares of a class or series of Preferred Stock represented thereby unless satisfactory indemnity is furnished. The Company and the Preferred Stock Depositary may rely on written advice of counsel or accountants, or information provided by persons presenting shares of Preferred Stock represented thereby for deposit, holders of Depositary Receipts or other persons believed in good faith to be competent to give such information, and on documents believed in good faith to be genuine and signed by a proper party.

                RESTRICTIONS ON OWNERSHIP OF OFFERED SECURITIES

    For the Company to qualify as a REIT under the Code, not more than 50% in value of its outstanding capital stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year, and its capital stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year.

    The Company's Articles of Incorporation provide, subject to certain exceptions specified therein, that no holder may own, or be deemed to own by virtue of the attribution rules of the Code, more than 9.8% by value (the "Ownership Limit") of the outstanding capital stock of the Company. Any transfer of Offered Securities that would create a direct or indirect ownership of shares of Common Stock and/or Preferred Stock (collectively the "Stock") in excess of the Ownership Limit or result in the Company being "closely held" within the meaning of Code Section 856(h) shall be null and void, and the intended transferee will acquire no rights to the Offered Securities. Any transfer of Stock that would result in the capital stock of the Company being beneficially owned by fewer than 100 persons shall be null and void, and the interested transferee will acquire no rights to such shares of Stock.

    The constructive ownership rules are complex and may cause Common Stock or Preferred Stock owned directly or constructively by a group of related individuals and/or entities to be deemed constructively owned by one individual or entity. As a result, the acquisition of less than 9.8% of the value of the capital stock of the Company (or the acquisition of an interest in an entity which owns such capital stock) by an individual or entity could cause that individual or entity (or another individual or entity) to own constructively in excess of 9.8% of the value of the capital stock, and thus subject such capital stock to the Ownership Limit. Moreover, an individual or an entity which owns warrants to acquire Common Stock or Preferred Stock ("Warrants") will be deemed to own such Stock for purposes of applying the Ownership Limit.

    The Board of Directors may, upon receipt of either a certified copy of a ruling from the Internal Revenue Service or an opinion of counsel satisfactory to the Board of Directors, but shall in no case be required to, exempt a person (the "Exempted Holder") from the Ownership Limit if the ruling or opinion concludes that no person who is an individual as defined in Section 542(a)(2) of the Code will, as the result of the ownership of shares by the Exempted Holder, be considered to have Beneficial Ownership of an amount of capital stock that will violate the Ownership Limit.

    The foregoing restrictions on transferability and ownership will not apply if the Board of Directors determines that it is no longer in the best interests of the Company to attempt to qualify, or to continue to qualify, as a REIT.

    All certificates representing shares of Common Stock and Preferred Stock will bear a legend referring to the restrictions described above.

    All stockholders of record who own more than a specified percentage of the outstanding capital stock of the Company must file a written statement with the Company containing certain information specified in Treasury Regulations, pertaining to the actual ownership of capital stock of the Company, within 30 days after December 31 of each year. In addition, each holder of capital stock of the Company and/or Warrants shall, upon demand, be required to disclose to the Company in writing such information with respect to the direct, indirect and constructive ownership of capital stock of the Company as the Board of Directors deems necessary to comply with the provisions of the Code applicable to a REIT or to comply with the requirements of any taxing authority or governmental agency.

    In addition to preserving the Company's status as a REIT, the Ownership Limit may have the effect of precluding an acquisition of control of the REIT without the approval of the Board of Directors. These ownership limitations could have the effect of discouraging a takeover or other transaction in which holders of some, or a majority, of shares of capital stock of the Company might receive a premium for their shares over the then prevailing market price or which such holders might believe to be otherwise in their best interest.

                   MATERIAL UNITED STATES FEDERAL INCOME TAX
               CONSIDERATIONS TO THE COMPANY OF ITS REIT ELECTION


    Pryor Cashman Sherman & Flynn LLP, which has acted as tax counsel to the Company in connection with the formation of the Company and the Company's election to be taxed as a REIT, has reviewed the following discussion and is of the opinion that it fairly summarizes the material federal income tax considerations relevant to the Company's status as a REIT. The following summary of certain federal income tax considerations is based on current law, is for general information only, and is not tax advice. The tax treatment of a holder of any of the Offered Securities will vary depending upon the terms of the specific securities acquired by such holder, as well as his particular situation and this discussion does not purport to deal with all aspects of taxation that may be relevant to particular holders of Offered Securities in light of their personal investment or tax circumstances or to certain types of stockholders (including insurance companies, financial institutions, or broker-dealers, tax-exempt organizations, foreign corporations, and persons who are not citizens or residents of the United States) subject to special treatment under the United States federal income tax laws.

    The REIT provisions of the Code are highly technical and complex. The following sets forth the material aspects of the sections that govern the federal income tax treatment of a REIT. This summary is qualified in its entirety by the applicable Code provisions, rules and regulations promulgated thereunder, and administrative and judicial interpretations thereof, all of which are subject to change (which change may apply retroactively).

    EACH INVESTOR IS ADVISED TO CONSULT THE APPLICABLE PROSPECTUS SUPPLEMENT, AS WELL AS HIS TAX ADVISOR, REGARDING THE TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND SALE OF THE OFFERED SECURITIES, INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES OF SUCH ACQUISITION, OWNERSHIP AND SALE AND OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

TAXATION OF THE COMPANY AS A REIT

    GENERAL. The Company has elected to be taxed as a REIT under Sections 856 through 860 of the Code, commencing with its taxable year ended December 31, 1994. The Company believes that it has been organized and operated in such a manner as to qualify for taxation as a REIT under the Code for such taxable year and for all subsequent taxable years ending prior to the date of this Prospectus and the Company intends to continue to operate in such a manner in the future, but no assurance can be given that it will operate in a manner so as to qualify or remain qualified.


    In the opinion of Pryor Cashman Sherman & Flynn LLP, the Company has been organized in conformity with the requirements for qualification and taxation as a REIT, commencing with its initial taxable year ended December 31, 1994, and for all subsequent taxable years to date, and its method of operation will enable it to continue to meet the requirements for qualification and taxation as a REIT under the Code. It must be emphasized that this opinion is based on various assumptions relating to the authenticity, validity and enforceability of documents delivered by the Company and is conditioned upon such assumptions and certain representations made by the Company as to factual matters. Pryor Cashman Sherman & Flynn LLP is not aware of any facts or circumstances that are inconsistent with these representations and assumptions. Moreover, such qualification and taxation as a REIT depends upon the Company's ability to meet, through actual annual operating results, distribution levels and diversity of stock ownership, the various qualification tests imposed under the Code and discussed below, the results of which will not be reviewed by Pryor Cashman Sherman & Flynn LLP. Accordingly, no assurance can be given that the actual results of the Company's operation for any particular taxable year will satisfy such requirements. See "--Failure to Qualify."


    If the Company qualifies for taxation as a REIT, it generally will not be subject to federal corporate income taxes on its net income that is currently distributed to stockholders. This treatment substantially eliminates the "double taxation" (at both the corporate and stockholder levels) that generally results from investment in a regular corporation. However, the Company will be subject to federal income tax as follows: First, the Company will be taxed at regular corporate rates on any undistributed REIT taxable income, including undistributed net capital gains (although stockholders will receive an offsetting credit against their own federal income liability for federal income taxes paid by the Company with respect to any such undistributed net capital gain). Second, under certain circumstances, the Company may be subject to the "corporate alternative minimum tax" on its items of tax preference. Third, if the Company has (i) net income from the sale or other disposition of "foreclosure property" which is held primarily for sale to customers in the ordinary course of business or (ii) other non-qualifying net income from foreclosure property, it will be subject to tax at the highest corporate rate on such income. Fourth, if the Company has net income from prohibited transactions (which are, in general, certain sales or other dispositions of property held primarily for sale to customers in the ordinary course of business, other than certain involuntary conversions or foreclosure property), such income will be subject to a 100% tax. Fifth, if the Company should fail to satisfy the 75% gross income test or the 95% gross income test (as discussed below), but has nonetheless maintained its qualification as a REIT because certain other requirements have been met, it will be subject to a 100% tax on an amount equal to (a) the gross income attributable to the greater of the amount by which the Company fails the 75% or 95% test, multiplied by (b) a fraction intended to reflect the Company's profitability. Sixth, if the Company should fail to distribute during each calendar year at least the sum of (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain net income for such year, and (iii) any undistributed taxable income from prior years, the Company would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. Seventh, with respect to an asset (a "Built-In Gain Asset") acquired by the Company from a corporation which is or has been a C corporation (i.e., generally, a corporation subject to full corporate-level tax) in a transaction in which the basis of the Built-In Gain Asset in the hands of the Company is determined by reference to the basis of the asset in the hands of the C corporation, if the Company recognizes gain on the disposition of such asset during the ten-year period (the "Recognition Period") beginning on the date on which such asset was acquired by the Company, then, to the extent of the Built-In Gain (i.e., the excess of (a) the fair market value of such asset over (b) the Company's adjusted basis in such asset, determined as of the beginning of the Recognition Period), such gain will be subject to tax at the highest corporate tax rate pursuant to Internal Revenue Service ("IRS") regulations that have not yet been promulgated. The results described above with respect to the recognition of Built-In Gain assume that the Company will make an election pursuant to IRS Notice 88-19.

    REQUIREMENTS FOR QUALIFICATION. The Code defines a REIT as a corporation, trust or association (1) which is managed by one or more trustees or directors,
(2) the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest, (3) which would be taxable as a domestic corporation, but for Code Sections 856 through 859, (4) which is neither a financial institution nor an insurance company subject to certain provisions of the Code, (5) the beneficial ownership of which is held by 100 or more persons (determined without reference to any rules of attribution), (6) during the last half of each taxable year, not more than 50% in value of the outstanding stock of which is owned, directly or constructively, by five or fewer individuals (as defined in the Code to include certain entities) and (7) which meets certain other tests, described below, regarding the matter of its income and assets. The Code provides that conditions (1) to (4), inclusive, must be met during the entire taxable year and that condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months.

    The Company has previously issued sufficient shares to allow it to satisfy conditions (5) and (6). In addition, the Company's Articles of Incorporation provide for restrictions regarding ownership and transfer of the Company's capital stock, which restrictions are intended to assist the Company in continuing to satisfy the share ownership requirements described in (5) and (6) above. The ownership and transfer restrictions are described in "Restrictions on Ownership of Offered Securities." Prior to 1998, the Company's failure to comply with the Treasury regulations requiring a REIT to maintain permanent records showing the actual ownership of its stock (the "Stock Ownership Regulations") could have resulted in the Company's disqualification as a REIT for the taxable year of the failure. Pursuant to the Taxpayer Relief Act of 1997 (the "Act"), effective for the Company's taxable years beginning on or after January 1, 1998, so long as the Company complies with the Stock Ownership Regulations, the Company will not lose its qualifications as a REIT as a result of a violation of the foregoing requirement if it neither knows nor upon exercising reasonable diligence would have known of such violation. Effective for the Company's taxable years beginning on or after January 1, 1998, instead of being disqualified as a REIT, the Company would be subject to a financial penalty of $25,000 ($50,000 for intentional violations) for any year in which the Company fails to comply with the Stock Ownership Regulations. Furthermore, if the Company can establish that its failure to comply was due to reasonable cause and not to willful neglect, no penalty would be imposed.

    In addition, a corporation may not elect to become a REIT unless its taxable year is the calendar year. From its inception, the Company's taxable has been the calendar year.

    The Company currently owns and operates the majority of the Properties through partnerships in which the Operating Partnership and direct, wholly-owned subsidiaries (the "Company Subs") are partners. Code Section 856(i), as amended by the Act, provides that a corporation, 100% of whose stock is held by a REIT, is a "qualified REIT subsidiary." A "qualified REIT subsidiary" is not treated as a separate corporation, and all assets, liabilities, and items of income, deduction, and credit of a "qualified REIT subsidiary" are treated as assets, liabilities and such items (as the case may be) of the REIT. Thus, in applying the requirements described herein, the Company's "qualified REIT subsidiaries" will be ignored, and all assets, liabilities and items of income, deduction, and credit of such subsidiaries will be treated as assets, liabilities and items of the Company. The Company has not, however, sought or received a ruling from the IRS that any of the Company Subs is a "qualified REIT subsidiary."

    In the case of a REIT that is a partner in a partnership, either directly, or indirectly through a "qualified REIT subsidiary," Treasury regulations provide that the REIT will be deemed to own its proportionate share of the assets of the partnership and will be deemed to be entitled to the income of the partnership attributable to such share. In addition, the character of the assets and gross income of the partnership will retain the same character in the hands of the REIT for purposes of Code Section 856, including satisfying the gross income tests and the asset tests. Thus, the Company's proportionate share of the assets, liabilities and items of income of the partnerships in which the Company is a partner, directly or indirectly, will be treated as the assets, liabilities and items of income of the Company for purposes of applying the requirements described herein.

    INCOME TESTS. In order to maintain qualification as a REIT, the Company, for taxable years beginning on or after January 1, 1998, must satisfy two gross income requirements annually. First, at least 75% of the Company's gross income (excluding gross income from prohibited transactions) for each taxable year must be derived directly or indirectly from investments relating to real property or mortgages on real property (including "rents from real property" and, in certain circumstances, interest) or from certain types of temporary investments (the "75% Test"). Second, at least 95% of the Company's gross income (excluding gross income from "prohibited transactions") for each taxable year must be derived from such real property investments, dividends, interest and gain from the sale or disposition of stock or securities, or from any combination of the foregoing (the "95% Test" and, together with the 75% Test, the "Gross Income Tests"). For taxable years beginning on or after January 1, 1998, "qualifying income" for purposes of the 95% test, except to the extent provided by regulations, includes payments to the Company under any interest rate swap, cap agreement, option, futures contract, forward rate agreement, or any similar financial instrument entered into by the Company to hedge its indebtedness as well as any gain from the disposition of any of the foregoing instruments.

    Rents received by the Company will qualify as "rents from real property" in satisfying the Gross Income Tests only if several conditions are met. First, the amount of rent must not be based in whole or in part on the income or profits derived by any person from the property. However, an amount received or accrued generally will not be excluded from the term "rents from real property" solely by reason of being based on a fixed percentage or percentages of receipts or sales. Second, the Code provides that, for taxable years beginning before August 5, 1997, rents received from a tenant will not qualify as "rents from real property" in satisfying the Gross Income Tests if the REIT, or a direct or constructive owner of 10% or more of the REIT, directly or constructively owns 10% or more of such tenant (a "Related Tenant"). Effective for the Company's taxable years beginning on or after January 1, 1998, the constructive ownership rules for determining whether a tenant is a Related Tenant are modified with respect to partners and partnerships to provide that attribution between partners and partnerships only occurs when a partner owns, directly and/or indirectly, a 25%-or-greater interest in the partnership. Thus, a tenant will not be treated as a Related Tenant with respect to the Company if shares of the Company are owned by a partnership and a partner that owns, directly and indirectly, a less-than-25% interest in such partnership also owns an interest in the tenant. A tenant will also not be a Related Tenant with respect to the Company if shareholders of the Company and owners of such tenant are partners in a partnership in which neither own, directly and/or indirectly, a 25%-or-greater interest in such partnership. Third, if rent attributable to personal property leased in connection with a lease of real property is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as "rents from real property." The Company has not and will not (i) charge rent for any property that is based in whole or in part on the income or profits of any person (except by reason of being based on a fixed percentage of receipts or sales, as described above), (ii) rent any property to a Related Party Tenant, or (iii) derive rental income attributable to personal property (other than personal property leased in connection with the lease of real property, the amount of which is less than 15% of the total rent received under the lease). Finally, for rents received to qualify as "rents from real property," the Company generally must not operate or manage the property or furnish or render services to tenants, other than through an "independent contractor" from whom the Company derives no revenue. The "independent contractor" requirement, however, does not apply to the extent the services provided by the Company are "usually or customarily rendered" in connection with the rental of space for occupancy only and are not otherwise considered "rendered to the occupant." The Operating Partnership will provide certain services with respect to the Properties that are intended to comply with the "usually or customarily rendered" requirement. In the case of any services that are not "usual and customary" under the foregoing rules ("Impermissible Services"), the Company intends to employ independent contractors to perform such services.

    Pursuant to the Act, the Company for its taxable years beginning on or after January 1, 1998, may render a DE MINIMIS amount of Impermissible Services to tenants, or in connection with the management of a property, without having otherwise qualifying rents from the property being disqualified as "rents from real property." In order to qualify for this DE MINIMIS exception, the value of such Impermissible Services may not exceed 1% of the Company's gross income from the property, and such Impermissible Services may not be valued at less than 150% of the Company's direct cost of such services. Notwithstanding the foregoing, the amount of any income that the Company receives in respect of its performance of impermissible services ("Impermissible Services Income") will not be treated as "rents from real property" for purposes of the Gross Income Tests and, accordingly, must be considered together with other nonqualifying income for purposes of satisfying the Gross Income Tests.

    The Operating Partnership may receive fees in consideration of the performance of management and administrative services with respect to Properties that are not owned entirely by the Operating Partnership. Although a portion of such management and administrative fees generally will not qualify under the Gross Income Tests, the Company believes that the aggregate amount of such fees (and any other nonqualifying income) in any taxable year will not cause the Company to exceed the limits on non-qualifying income under the Gross Income Tests.

    If the Company fails to satisfy one or both of the Gross Income Tests for any taxable year, it may nevertheless qualify as a REIT for such year if it is entitled to relief under certain provisions of the Code.

These relief provisions will generally be available if the Company's failure to meet such tests is due to reasonable cause and not due to willful neglect, the Company attaches a schedule of the sources of its income to its federal income tax return, and any incorrect information on the schedule is not due to fraud with intent to evade tax. It is not possible, however, to state whether in all circumstances the Company would be entitled to the benefit of these relief provisions. As discussed above under "--General," even if these relief provisions were to apply, a tax would be imposed with respect to the excess net income.

    SALES OR DISPOSITIONS OF CERTAIN ASSETS. The Company, as a REIT, is generally subject to restrictions that limit its ability to sell real property. The Company is subject to a tax of 100% on its gain (i.e., the excess, if any, of the amount realized over the Company's adjusted basis in the property) from each sale of property (excluding certain property obtained through foreclosure and property that is involuntarily converted in a transaction that is subject to Code Section 1033) in which it is a dealer. In calculating its gains subject to the 100% tax, the Company is not allowed to offset gains on sales of property against losses on other sales of property in which it is a dealer.

    Under the Code, the Company would be deemed to be a dealer in any property that the Company holds primarily for sale to customers in the ordinary course of its business. Such determination is a factual inquiry, and absolute legal certainty of the Company's status generally cannot be provided. However, the Company will not be treated as a dealer in real property if (i) it has held the property for at least four years for the production of rental income, (ii) capitalized expenditures on the property in the four years preceding sale do not exceed 30% of the net selling price of the property, and (iii) the Company either (a) has seven or fewer sales of property (excluding involuntarily converted property subject to Code Section 1033 or certain property obtained through foreclosure) for the year or (b) the aggregate tax bases (as determined for purposes of computing earnings and profits) of property sold during the taxable year is 10% or less of the aggregate tax basis of all assets (as so determined) of the Company as of the beginning of the taxable year and (iv) if the requirement in clause (iii)(a) is not satisfied, substantially all of the marketing and development expenditures with respect to the property sold are made through an independent contractor from whom the Company derives no income. The sale of more than one property to one buyer as part of one transaction constitutes one sale. However, the failure of the Company to meet these "safe harbor" requirements does not necessarily mean that it is a dealer in real property for purposes of the 100% tax.

    ASSET TESTS. The Company, at the close of each quarter of its taxable year, must also satisfy three tests relating to the nature of its assets. First, at least 75% of the value of the Company's total assets must be represented by real estate assets (including (i) assets held by the Company or the Company's qualified REIT subsidiaries, and the Company's allocable share of real estate assets held by partnerships in which the Company owns an interest directly and/or indirectly and (ii) stock or debt instruments held for not more than one year purchased with the proceeds of a stock offering or long-term (at least five years) debt offering of the Company), cash, cash items and government securities. Second, not more than 25% of the Company's total assets may be represented by securities other than those in the 75% asset class. Third, of the investments included in the 25% asset class, the value of any one issuer's securities owned by the Company may not exceed (at the end of the quarter in which such securities are acquired) 5% of the value of the Company's total assets and the Company may not own more than 10% of any one issuer's outstanding voting securities.

    A REIT which meets the foregoing asset tests at the close of any quarter will not lose its status as a REIT for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. If the failure to satisfy the asset tests results from an acquisition of securities or other property during a quarter (including as a result of the REIT increasing its interest in any partnership in which the REIT is a partner), the failure can be cured by disposition of sufficient nonqualifying assets within 30 days after the close of that quarter. The Company intends to maintain adequate records of the value of its assets to ensure compliance with the asset tests and to take such other actions within 30 days after the close of any quarter as may be required to cure any noncompliance. If the Company failed to cure noncompliance within such time period, the Company would cease to qualify as a REIT.

    ANNUAL DISTRIBUTION REQUIREMENTS. The Company, in order to qualify as a REIT, is required to distribute dividends (other than capital gain dividends) to its stockholders in an amount at least equal to (A) the sum of (i) 95% of the Company's "REIT taxable income" (computed without regard to the dividends paid deduction and the Company's net capital gain) and (ii) 95% of the net income (after tax), if any, from foreclosure property, minus (B) the sum of certain items of non-cash income. In addition, if the Company disposes of any Built-In Gain Asset during its Recognition Period, the Company will be required, pursuant to Treasury regulations which have not yet been promulgated, to distribute at least 95% of the Built-in Gain (after tax), if any, recognized on the disposition of such asset. Such distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before the Company timely files its tax return for such prior year and if paid on or before the first regular dividend payment after such declaration. To the extent that the Company does not distribute all of its net capital gain or distributes at least 95%, but less than 100%, of its "REIT taxable income," as adjusted, it will be subject to tax thereon at regular ordinary and capital gain corporate tax rates. As discussed below, shareholders of the Company for taxable years of the Company beginning on or after January 1, 1998, would receive a tax credit for the corporate level taxes paid by the Company on any undistributed capital gains. See "Taxation of Domestic Shareholders" below. Furthermore, if the Company should fail to distribute during each calendar year at least the sum of
(i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain income for such year, and (iii) any undistributed taxable income from prior periods, the Company would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed.

    As discussed more completely below under "Taxation of Domestic Shareholders," the Company may elect for its taxable years beginning on or after January 1, 1998, to retain any long-term capital gain recognized during a taxable year ("Retained Gains") and pay a corporate level tax on such Retained Gains. The Retained Gains are then considered to have been distributed to holders of Common Stock.

    In the opinion of Pryor Cashman Sherman & Flynn LLP, the Company has satisfied the annual distribution requirements for taxable years ended prior to the date of this Prospectus. The Company intends to continue to make timely distributions sufficient to satisfy this annual distribution requirement in the future. In this regard, the partnership agreement of the Operating Partnership authorizes the Company, as general partner, to take such steps as may be necessary to cause the Operating Partnership to distribute to its partners an amount sufficient to permit the Company to meet these distribution requirements. It is possible, however, that the Company, from time to time, may not have sufficient cash or other liquid assets to meet the 95% distribution requirement due to timing differences between the actual receipt of income and actual payment of deductible expenses and the inclusion of such income and deduction of such expenses in arriving at taxable income of the Company, or if the amount of nondeductible expenses such as principal amortization or capital expenditures exceed the amount of non-cash deductions. In the event that such timing differences occur, in order to meet the 95% distribution requirement, the Company may, or may cause the Operating Partnership to, arrange for short-term, or possibly long-term, borrowing to permit the payment of required dividends. If the amount of nondeductible expenses exceeds non-cash deductions, the Operating Partnership may refinance its indebtedness to reduce principal payments and borrow funds for capital expenditures.

    Under certain circumstances, the Company may be able to rectify a failure to meet the distribution requirement for a year by paying to stockholders in a later year "deficiency dividends," which may be included in the Company's deduction for dividends paid for the earlier year. Thus, the Company may be able to avoid being taxed on amounts distributed as deficiency dividends; however, the Company will be required to pay interest to the IRS based upon the amount of any deduction taken for deficiency dividends.

    FAILURE TO QUALIFY. If the Company fails to qualify for taxation as a REIT in any taxable year, and the relief provisions do not apply, the Company will be subject to tax (including any applicable corporate alternative minimum tax) on its taxable income at regular corporate rates. Such a failure could have an adverse effect on the market value and marketability of the Offered Securities. Distributions to stockholders in any year in which the Company fails to qualify will not be deductible by the Company nor will they be required to be made. In such event, to the extent of current and accumulated earnings and profits, all distributions to stockholders will be taxable as ordinary income and, subject to certain limitations of the Code, corporate distributees may be eligible for the dividends received deduction. Unless entitled to relief under specific statutory provisions, the Company will also be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost. It is not possible to state whether in all circumstances the Company would be entitled to such statutory relief.

TAXATION OF STOCKHOLDERS

    TAXATION OF TAXABLE DOMESTIC STOCKHOLDERS. As long as the Company qualifies as a REIT, distributions made to the Company's taxable domestic stockholders out of current or accumulated earnings and profits (and not designated as capital gain dividends) will be taken into account by them as ordinary income and will not be eligible for the dividends received deduction for corporations. Distributions that are designated as capital gain dividends will be taxed as long-term capital gains (to the extent they do not exceed the Company's actual net capital gain for the taxable year) without regard to the period for which the stockholder has held its stock. Pursuant to the Act, the portion of any such capital gain dividends attributable to gain recognized after July 28, 1997 with respect to capital assets held by the Company for more than 18 months on the date of sale will be treated as long-term capital gain taxable to the stockholders at a maximum rate of 20% (or 25% to the extent any such gain arises from the recapture of straight-line depreciation deductions reflected in the basis of real property that has been held by the Company for more than 18 months as of the date of sale), and the portion of such capital gain dividends attributable to gain recognized with respect to property that has been held for more than one year but not more than 18 months will be treated as long-term capital gain taxable to the stockholders at a maximum rate of 28%. However, corporate stockholders may be required to treat up to 20% of certain capital gain dividends as ordinary income.

    As indicated above, pursuant to the Act, effective for its taxable years beginning on or after January 1, 1998, the Company may elect to retain its net long term capital gains recognized during a taxable year ("Retained Gains") and pay a corporate-level tax on such Retained Gains. Corporations are currently subject to a maximum 35% tax rate on recognized capital gains. A stockholder owning shares of the Company's stock on December 31st of a taxable year in which the Company has Retained Gains would be required to include in gross income such stockholder's proportionate share of the Retained Gains (as designated by the Company in a notice mailed to stockholders within the first 60 days of the next year). Each stockholder would be deemed to have paid a proportional share of the amount of tax paid by the Company with respect to the Retained Gains and would be allowed a credit or refund for the tax deemed to be paid by him. Stockholders receiving any such Retained Gains would increase their adjusted basis in their shares of Company stock by an amount equal to the Retained Gains included in their income reduced by the amount of Company tax deemed to have been paid by them.

    Distributions (not designated as capital gain dividends) in excess of current and accumulated earnings and profits will not be taxable to a domestic stockholder to the extent that they do not exceed the adjusted basis of the stockholder's shares, but rather will reduce the adjusted basis of such shares. To the extent that such distributions exceed the adjusted basis of a domestic stockholder's shares, they will be included in income as capital gains (provided that the shares have been held as a capital asset). Any such distribution in excess of a stockholder's adjusted basis in his shares of Company stock will be included in income as long-term capital gain subject to a maximum tax rate of 20% if the gain is recognized after July 28, 1997, and the shares have been held for more than 18 months at the time of distribution, long-term capital gain subject to a maximum tax rate of 28% if the shares have been held for more than one year but not more than 18 months as of the time of distribution and short-term capital gain subject to a maximum rate of up to 39.6% if the shares were held for only one year or less. In addition, any dividend declared by the

Company in October, November or December of any year payable to a stockholder of record on a specific date in any such month shall be treated as both paid by the Company and received by the stockholder on December 31 of such year, provided that the dividend is actually paid by the Company during January of the following calendar year. Stockholders may not include in their individual income tax returns any net operating losses or capital losses of the Company.

    Distributions made by the Company and gain arising from the sale or exchange by a shareholder of shares of stock will not be treated as passive activity income, and, as a result, shareholders generally will not be able to apply any "passive losses" against such income or gain. Distributions made by the Company (to the extent they do not constitute a return of capital) generally will be treated as investment income for purposes of computing the investment interest limitation. Gain arising from the sale or other disposition of stock, however, will not be treated as investment income unless the stockholder elects to reduce the amount of his total net capital gain eligible for the 28% maximum rate by the amount of the gain with respect to the stock.

    Upon any sale or other disposition of stock, a stockholder will recognize gain or loss for federal income tax purposes in an amount equal to the difference between (i) the amount of cash and the fair market value of any property received on such sale or other disposition and (ii) the holder's adjusted basis in such shares of stock for tax purposes. Such gain or loss will be long-term capital gain or loss if the shares have been held for more than one year. In general, any loss upon a sale or exchange of shares of stock by a stockholder who has held such shares for six months or less (after applying certain holding period rules) will be treated a long-term capital loss to the extent that distributions from the Company were treated by such stockholder as long-term capital gain.

    BACKUP WITHHOLDING. The Company will report to its domestic stockholders and the IRS the amount of dividends paid during each calendar year, and the amount of tax withheld, if any, with respect thereto. Under the backup withholding rules, a stockholder may be subject to backup withholding at the rate of 31% with respect to dividends paid unless such holder (a) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact or (b) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. A stockholder who does not provide the Company with its correct taxpayer identification number may also be subject to penalties imposed by the IRS. Any amount paid as backup withholding generally will be creditable against the stockholder's income tax liability. In addition, the Company may be required to withhold a portion of capital gain distributions made to any stockholders who fail to certify their non-foreign status to the Company. See "--Taxation of Foreign Stockholders" below.

    TAXATION OF TAX-EXEMPT STOCKHOLDERS. Based upon published rulings by the IRS, distributions by the Company to a stockholder that is a tax exempt entity will not constitute "unrelated business taxable income" (UBTI"), provided that the tax-exempt entity has not financed the acquisition of its shares with "acquisition indebtedness" within the meaning of the Code and the shares are not otherwise used in an unrelated trade or business of the tax-exempt entity. Similarly, income from the sale of shares of stock will not constitute UBTI, provided that the tax-exempt entity has not financed the acquisition of its shares with "acquisition indebtedness" within the meaning of the Code and the shares are not otherwise used in an unrelated trade or business of the tax-exempt entity.

    For tax-exempt stockholders which are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans, exempt from federal income taxation under Code Sections 501(c)(7), (c)(9), (c)(17) and (c)(20), respectively, income from an investment in the Company will constitute UBTI unless the organization is able to properly deduct amounts set aside or placed in reserve for certain purposes so as to offset the income generated by its investment in the Company. Such prospective investors should consult their own tax advisors concerning these "set-aside" and reserve requirements.

    Notwithstanding the above, however, a portion of the dividends paid by a "pension-held REIT" shall be treated as UBTI as to any trust which (i) is described in Code Section 4011(a), (ii) is tax-exempt under Code Section 501(a) and (iii) holds more than 10% (by value) of the interests in the REIT. Tax-exempt pension funds that are described in Code section 401(a) and exempt from tax under Code section 501(a) are referred to below as "qualified trusts."

    A REIT is a "pension-held REIT" if (i) it would not have qualified as a REIT but for the fact that Code Section 856(h)(3) provides that stock owned by qualified trusts shall be treated, for purposes of the "not closely held" requirement, as owned by the beneficiaries of the trust (rather than by the trust itself), and (ii) either (a) at least one such qualified trust holds more than 25% (by value) of the interests in the REIT or (b) one or more such qualified trusts, each of whom owns more than 10% (by value) of the interests in the REIT, hold in the aggregate more than 50% (by value) of the interests in the REIT. The percentage of any REIT dividend treated as UBTI is equal to the ration of (i) the UBTI earned by the REIT (treating the REIT as if it were a qualified trust and therefore subject to tax on UBTI) to (ii) the total gross income of the REIT. A DE MINIMIS exception applies where the percentage is less than 5% for any year. The provisions requiring qualified trusts to treat a portion of REIT distributions as UBTI will not apply if the REIT is able to satisfy the "not closely held" requirement without relying upon the "look-through" exception with respect to qualified trusts. The Company does not expect to be classified as a "pension-held REIT."

    TAXATION OF FOREIGN STOCKHOLDERS. The rules governing U.S. federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships and other foreign stockholders (collectively, "Non-U.S. Stockholders") are complex, and no attempt will be made herein to provide more than a limited summary of such rules. Prospective Non-US. Stockholders should consult with their tax advisors to determine the impact of U.S. federal, state and local income tax laws with regard to an investment in stock of the Company, including any reporting requirements.

    Distributions by the Company to a Non-U.S. Stockholder that are neither attributable to gain from sales or exchanges by the Company of U.S. real property interests and not designated by the Company as capital gain dividends will be treated as dividends of ordinary income to the extent that they are made out of current or accumulated earnings and profits of the Company. Such distributions will ordinarily be subject to a withholding tax equal to 30% of the gross amount of the distribution unless an applicable tax treaty reduces that tax. Under certain treaties, lower withholding rates generally applicable to dividends do not apply to dividends from a REIT. However, if income from the investment in the stock is treated as effectively connected with the Non-U.S. Stockholder's conduct of a U.S. trade or business, the Non-U.S. Stockholder generally will be subject to a tax at graduated rates, in the same manner as U.S. stockholders are taxed with respect to such and are generally not subject to withholding. Any such effectively connected distributions received by a Non-U.S. Stockholder that is a corporation may also be subject to an additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. The Company expects to withhold U.S. income tax at the rate of 30% on the gross amount of any dividends paid to a Non-U.S. Stockholder unless (i) a lower treaty rate applies and the required form evidencing eligibility for that reduced rate is filed with the Company or (ii) the Non-U.S. Stockholder files an IRS Form 4224 with the Company claiming that the distribution is "effectively connected" income.

    Distributions in excess of current and accumulated earnings and profits of the Company will not be taxable to a stockholder to the extent that they do not exceed the adjusted basis of the stockholder's shares, but rather will reduce the adjusted basis of such shares. For FIRPTA withholding purposes (discussed below) such distribution will be treated as consideration for the sale or exchange shares of stock. To the extent that such distributions exceed the adjusted basis of a Non-U.S. Stockholder's shares, they will give rise to tax liability if the Non-U.S. Stockholder would otherwise be subject to tax on any gain from the sale or disposition of his shares, as described below. If it cannot be determined at the time a distribution is made whether or not such distribution will be in excess of current and accumulated earnings and profits, the distribution will be subject to withholding at the rate applicable to dividends. However, the Non-U.S.

Stockholder may seek a refund of such amounts from the IRS if it is subsequently determined that such distribution was, in fact, in excess of current and accumulated earnings and profits of the Company.

    Distributions to a Non-U.S. stockholder that are designed by the Company at the time of distribution as capital gain dividends (other than those arising from the dispositions a U.S. real property interest) generally will not be subject to U.S. federal income taxation unless (i) investment in the stock is effectively connected with the Non-U.S. stockholder's U.S. trade or business, in which case the Non-U.S. stockholder will be subject to the same treatment as U.S. stockholder with respect to such gain (except that a stockholder that is a foreign corporation may also be subject to the 30% branch profits tax, as discussed above), or (ii) the Non-U.S. stockholder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and has a "tax home" in the United States, in which case the non-resident alien individual will be subject to a 30% tax on the individual's capital gains.

    For any year in which the Company qualifies as a REIT, distributions that are attributable to gain from sales or exchanges by the Company of U.S. real property interests will be taxed to a Non-U.S. Stockholder under the provisions of the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA"). Under FIRPTA, these distributions are taxed to a Non-U.S. Stockholder as if such gain were effectively connected with a U.S. business. Thus, Non-U.S. Stockholders would be taxed at the normal capital gain rates applicable to U.S. stockholders (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals). Also, distributions subject to FIRPTA may be subject to a 30% branch profits tax in the hands of a corporate Non-U.S. Stockholder not entitled to treaty relief or exemption. The Company is required by applicable Treasury regulations to withhold 35% of any distribution to a Non-U.S. Stockholder that could be designated by the Company as a capital gain dividend. This amount is creditable against the Non-U.S. Stockholder's United States federal income tax liability. The Company or any nominee (e.g., broker holding shares in street name) may rely on a certificate of Non-U.S. Stockholder status on Form W-8 to determine whether withholding is required on gains realized from the disposition of U.S. real property interests. A U.S. stockholder who holds shares of stock on behalf of a Non-U.S. Stockholder will bear the burden of withholding, provided that the Company has properly designated the appropriate portion of a distribution as a capital gain dividend.

    Gain recognized by a Non-U.S. Stockholder upon a sale of stock of a REIT generally will not be taxed under FIRPTA if the REIT is a "domestically controlled REIT," defined generally as a REIT in which at all times during a specified testing period less than 50% in value of the stock was held directly or indirectly by foreign persons. It is currently anticipated that the Company will be a "domestically controlled REIT," and therefore the sale of stock of the Company will not be subject to taxation under FIRPTA. However, because the Common Stock is publicly traded, no assurance can be given that the Company will continue to be a domestically-controlled REIT. Notwithstanding the foregoing, gain not subject to FIRPTA will be taxable to a Non-U.S. Stockholder if (i) investment in the Stock is "effectively connected" with the Non-U.S. Stockholder's U.S. trade or business, in which case the Non-U.S. Stockholder will be subject to the same treatment as U.S. stockholders with respect to such gain (a Non-U.S. Stockholder that is a foreign corporation may also be subject to a 30% branch profits tax, as discussed above), or (ii) the Non-U.S. Stockholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a "tax home" in the United States, in which case the nonresident alien individual will be subject to a 30% tax on the individual's capital gains. If the gain on the sale of stock were to be subject to taxation under FIRPTA, the Non-U.S. Stockholder would be subject to the same treatment as U.S. stockholders with respect to such gain (subject to applicable alternative minimum tax, possible withholding tax and a special alternative minimum tax in the case of nonresident alien individuals).

    If the Company is not or ceases to be, a "domestically-controlled REIT," whether gain arising from the sale or exchange of shares of stock by a Non-U.S. Stockholder would be subject to United States taxation under FIRPTA as a sale of a "United States real property interest" will depend on whether any class of stock of the Company is "regularly traded" (as defined by applicable Treasury regulations) on an established securities market (e.g., the New York Stock Exchange), as is the case with the Common Stock, and on the size of the selling Non-U.S. Stockholder's interest in the Company. In the case where the Company is not or ceases to be a "domestically-controlled REIT" and any class of stock of the stockholder the Company is "regularly traded" on an established securities market at any time during the calendar year, a sale of shares of that class of stock of the Company by a Non-U.S. Stockholder will only be treated as a sale of a "United States real property interest" (and thus subject to taxation under FIRPTA) if such selling stockholder beneficially owns (including by attribution) more than 5% of the total fair market value of all of the shares of such "regularly traded" class of stock at any time during the five-year period ending either on the date of such sale or other applicable determination date. To the extent the Company had one or more classes of stock outstanding that were "regularly traded," but the Non-U.S. Stockholder sold shares of a class of stock of the Company that was not "regularly traded," the sale of shares of such letter class would be treated as a sale of a "United States real property interest under the foregoing rule only if the shares of such latter class acquired by the Non-U.S. Stockholder had a total net market value on the date they were acquired that was greater than 5% of the total fair market value of the "regularly traded" class of Company stock having the lowest fair market value (or with respect to a nontraded class of Company stock convertible into a "regularly traded" market value on the date of acquisition of the total fair market value of the "regularly traded' class into which it is convertible. If gain on the sale or exchange of shares of stock were subject to taxation under FIRPTA, the Non U.S. Stockholder would be subject to regular United States income tax with respect to such gain in the same manner as a U.S. Stockholder (subject to any applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals); provided, however, that deductions otherwise allowable will be allowed as deductions only if the tax returns were filed within the time prescribed by law. In general, the purchaser of the stock would be required to withhold and remit to the IRS, 10% of the amount realized by the seller on the sale of such stock.

    NEW WITHHOLDING REGULATIONS. Final regulations pertaining to withholding tax on income paid to foreign persons and related matters (the "New Withholding Regulations") were issued by the Treasury Department on October 6, 1997 and published in the Federal Register on October 14, 1997. In general, the New Withholding Regulations do not significantly alter the substantive withholding and information reporting requirements, but unify current certification procedures and forms and clarify reliance standards. For example, the New Withholding Regulations adopt a certification rule which was in the proposed regulations, under which a foreign shareholder who wishes to claim the benefit of an applicable treaty rate with respect to dividends received from a United States corporation will be required to satisfy certain certification and other requirements. In addition, the New Withholding Regulations require a corporation that is a REIT to treat as a dividend the portion of a distribution that is not designated as a capital gain dividend or return of basis and apply the 30% withholding tax (subject to any applicable deduction or exemption) to such portion, and to apply the FIRPTA withholding rules (discussed above) with respect to the portion of the distribution deemed to have been designated by the REIT as capital gain dividend. The New Withholding Regulations will generally be effective for payments made after December 31, 1999, subject to certain transition rules. EXCEPT AS NOTED, THE DISCUSSION SET FORTH ABOVE IN "TAXATION OF FOREIGN SHAREHOLDERS" DOES NOT TAKE THE NEW WITHHOLDING REGULATIONS INTO ACCOUNT. PROSPECTIVE FOREIGN SHAREHOLDERS ARE STRONGLY URGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE NEW WITHHOLDING REGULATIONS.

OTHER TAX MATTERS

    EFFECT ON REIT QUALIFICATION OF TAX STATUS OF OPERATING PARTNERSHIP AND OTHER PARTNERSHIPS. Substantially, all of the Company's investments will be made through the Operating Partnership, which in turn will hold interests in other property partnerships. In general, partnerships are "pass-through" entities which are not subject to federal income tax. Rather, partners are allocated their proportionate shares of the items of income, gain, loss, deduction and credit of a partnership, and are potentially subject to tax thereon, without regard to whether the partners receive a distribution from the partnership. The Company will include in its income its proportionate share of the foregoing partnership items for purposes of the Gross income Tests in the computation of its REIT taxable income. Moreover, for purposes of the REIT asset tests, the Company will include its proportionate share of assets held by the Operating Partnership. See "--Taxation of the Company as a REIT."

    The ownership of an interest in a partnership may involve special tax risks. Such risks include possible challenge by the IRS of (a) allocations of income and expense items, which could affect the computation of income of the Company and (b) the status of the partnerships as partnerships (as opposed to associations taxable as corporations) for income tax purposes. This partnership status risk should be substantially diminished by Treasury regulations issued on December 17, 1996, permitting election of partnership status effective January 1, 1997 by the filing of Form 8823 or in certain other ways specified in the new regulations. With respect to the Company's existing partnership investments, the new regulations provide that (1) previously claimed partnership status, if supported by a reasonable basis for classification, will generally be respected for all periods prior to January 1, 1997; and (2) previously claimed partnership status will generally be retained after January 1, 1997, unless an entity elects to change its status by filing formal election. The Company believes that it has a reasonable basis for the classification of the Operating Partnership and the property partnerships as partnerships for federal income tax purposes and has neither filed does the Company intend to file an election to be treated otherwise. If any of the partnerships, elected to be treated as an association, they would be taxable as a corporations. In such a situation, if the Company's ownership in any of the partnerships exceeded 10% of the partnership's voting interests or the value of such interest exceeded 5% of the value of the Company's assets, the Company would cease to qualify as a REIT. Furthermore, in such a situation, distributions from any of the partnerships to the Company would be treated as dividends, which are not taken into account in satisfying the 75% Gross Income Test described above and which could make it more difficult for the Company to meet the 75% asset test described above. Finally, in such a situation, the Company would not be able to deduct its share of losses generated by the partnerships in computing its taxable income. See "Taxation of the Company as a REIT--"Failure to Qualify" above for a discussion of the effect of the Company's failure to meet such tests for a taxable year. The Company believes that each of the partnerships have been and will continue to be treated for tax purposes as a partnership (and not as an association taxable as a corporation). No assurance can be given that the IRS may not successfully challenge the tax status of any of the partnerships.

    PARTNERSHIP ALLOCATIONS. Although a partnership agreement will generally determine the allocation of income and loss among partners, such allocations will be disregarded for tax purposes if they do not comply with the provisions of Code Section 704(b) and the Treasury regulations promulgated thereunder. Generally, Code Section 704(b) and the Treasury regulations promulgated thereunder require that partnership allocations respect the economic arrangement of the partners.

    If an allocation is not recognized for federal income tax purposes, the item subject to the allocation will be reallocated in accordance with the partners' interests in the partnership, which will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners with respect to such item. The Operating Partnership's allocations of taxable income and loss are intended to comply with the requirements of Code
Section 704b) and the Treasury regulations promulgated thereunder.

    The Partnership Agreement provides that net income or net loss of the Operating Partnership will generally be allocated to the Company and the limited partners in accordance with their respective percentage interests in the Operating Partnership. In addition, allocations of net income or net loss will be subject to compliance with provisions of Code Sections 704(b) and 704(c) and the Treasury regulations promulgated thereunder.

    TAX ALLOCATIONS WITH RESPECT TO CONTRIBUTED PROPERTIES. Pursuant to Section 704(c) of the Code, income, gain, loss, and deduction attributable to appreciated property that is contributed to a partnership in exchange for an interest in the partnership must be allocated for federal income tax purposes in a manner ensuring that the contributor is charged with the unrealized gain associated with the property at the time of the contribution. The amount of such unrealized gain is generally equal to the difference between the fair market values of the contributed property at the time of contribution and the adjusted tax basis of such property at the time of contribution (the "Book-Tax Difference"). In general, the fair market value of certain Properties (or interests in partnerships holding certain Properties) contributed to the Operating Partnership are substantially in excess of their adjusted tax bases. The partnership agreements of the Operating Partnership and other partnerships controlled by the Operating Partnership and/or the Company require that allocations attributable to each item of contributed property be made so as to allocate the tax depreciation available with respect to such property first to the partners other than the partner that contributed the property, to the extent of, and in proportion to, their book depreciation, and then, if any tax depreciation remains, to the partner that contributed the property. Upon the disposition of any item of contributed property, any gain attributable to an excess, at such time, of basis for book purposes over basis for tax purposes would be allocated for tax purposes to the contributing partner. These allocations are intended to be consistent with the Treasury regulations under
Section 704(c) of the Code.

    In general, certain persons who acquired interests in the Operating Partnership in connection with the contribution of property (including interests in other partnerships) to the Operating Partnership are allocated disproportionately lower amounts of depreciation deductions for tax purposes relative to their percentage interests in the Operating Partnership, and disproportionately greater shares relative to their percentage interests in the Operating Partnership of the taxable income and gain on the sale by the Partnerships of one or more of the contributed properties. These tax allocations will tend to reduce or eliminate the Book-Tax Difference over the life of the partnerships. The partnership agreements of the Operating Partnership and other partnerships that it controls adopt the "traditional method" of making allocations under Section 704(c) of the Code, unless otherwise agreed to between the Company and the contributing partner. Under the traditional method the amounts of the special allocations of depreciation and gain under the special rules of Section 704(c) of the Code have been and will continue to be limited by the so-called "ceiling rule" which will not always eliminate the Book-Tax Difference on an annual basis or with respect to a specific transaction such as a sale. Thus, the carryover basis of the contributed assets in the hands of the partnerships will cause the Company to be allocated less depreciation than would be available for newly purchased properties. As a result, the Company will be required to distribute more dividends in order to satisfy a 95% distribution requirement than it would have had the Company purchased the assets for cash in a taxable transaction. See "Annual Distribution Requirements" above for a discussion of distributions requirements. In addition, the amount of tax-free return of capital to each domestic stockholder will be less than the amount such Stockholder would have realized had the Company purchased assets for cash in a taxable transaction.

    BASIS IN OPERATING PARTNERSHIP INTEREST. The Company's adjusted tax basis in its interest in the operating Partnership generally (i) will be equal to the amount of cash and the basis of any other property contributed to the Operating Partnership by the Company, (ii) will be increased by (a) its allocable share of the Operating Partnership's income and (b) its allocable share of indebtedness of the Operating Partnership and (iii) will be reduced, but not below zero, by the Company's allocable share of (a) losses suffered by the Operating Partnership, (b) the amount of cash distributed to the Company and (c) by constructive distributions resulting from a reduction in the Company's share of indebtedness of the Operating Partnership.

    If the allocation of the Company's distributive share of the Operating Partnership's loss exceeds the adjusted tax basis of the company's partnership interest in the Operating Partnership, the recognition of such excess loss will be deferred until such time and to the extent that the Company has adjusted tax basis in its interest in the Operating Partnership. To the extent that the Operating Partnership's distributions, or any decrease in the Company's share of the indebtedness of the Operating partnership (such decreases being considered a constructive cash distribution to the partners), exceeds the Company's adjusted tax basis, such excess distributions (including such constructive distributions) will constitute taxable income to the Company. Such taxable income will normally be characterized as a capital gain, and if the Company's interest in the Operating Partnership has been held for longer than the long-term capital gain holding period (currently one year), such distributions and constructive distributions) will constitute taxable income to the Company.

    STATE AND LOCAL TAXES. The Company and its stockholders may be subject to state or local taxation in various state or local jurisdictions, including those in which it or they transact business or reside. The state and local tax treatment of the Company and its stockholders may not conform to the federal income tax consequences discussed above. Consequently, prospective investors should consult their own tax advisors regarding the effect of state and local tax laws on an investment in the Offered Securities.

                              PLAN OF DISTRIBUTION

    The Company may sell the Offered Securities to one or more underwriters for public offering and sale by them or may sell the Offered Securities to investors directly or through agents. Any such underwriter or agent involved in the offer and sale of the Offered Securities will be named in the applicable Prospectus Supplement.

    Underwriters may offer and sell the Offered Securities at a fixed price or prices, which may be changed, at prices related to the prevailing market prices at the time of sale or at negotiated prices. The Company also may, from time to time, authorize underwriters acting as the Company's agents to offer and sell the Offered Securities upon the terms and conditions as are set forth in the applicable Prospectus Supplement. In connection with the sale of Offered Securities, underwriters may be deemed to have received compensation from the Company in the form of underwriting discounts or commissions and may also receive commissions from any entity for whom they may act as agent. Underwriters may sell Offered Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent.

    Any underwriting compensation paid by the Company to underwriters or agents in connection with the offering of Offered Securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable Prospectus Supplement. Underwriters, dealers and agents participating in the distribution of the Offered Securities may be deemed to be underwriters, and any discounts, concessions and commissions received by them and any profit realized by them on resale of the Offered Securities may be deemed to be underwriting discounts and commissions, under the Securities Act. Underwriters, dealers and agents may be entitled, under agreements entered into with the Company, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act.

    If so indicated in the applicable Prospectus Supplement, the Company will authorize dealers acting as the Company's agents to solicit offers by certain institutions to purchase Offered Securities from the Company at the public offering price set forth in such Prospectus Supplement pursuant to Delayed Delivery Contracts ("Contracts") providing for payment and delivery on the date or dates stated in such Prospectus Supplement. Each Contract will be for an amount not less than, and the aggregate principal amount of Offered Securities sold pursuant to Contracts shall be not less nor more than, the respective amounts stated in the applicable Prospectus Supplement. Institutions with whom Contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions, and other institutions but will in all cases be subject to the approval of the Company. Contracts will not be subject to any conditions except (i) the purchase by an institution of the Offered Securities covered by its Contracts shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject, and
(ii) if the Offered Securities are being sold to underwriters, the Company shall have sold to such underwriters the total principal amount of the Offered Securities less the principal amount thereof covered by Contracts.

    Certain of the underwriters and their affiliates may be customers of, engage in transactions with and perform services for the Company and its subsidiaries in the ordinary course of business.

                                    EXPERTS


    The financial statements of the Operating Partnership as of December 31, 1997 and 1996 and for each of the three years in the period ended December 31, 1997 included in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting. The financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K of the Company for the year ended December 31, 1997, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting. The financial statements incorporated in this Prospectus by reference to the Current Reports on Form 8-K of the Company, dated September 18, 1997 and January 16, 1998, respectively, have been so incorporated in reliance on the reports of Schonbraun Safris McCann Bekritsky & Co., L.L.C., independent accountants, given on the authority of said firm as experts in auditing and accounting. The financial statements of The Mack Group incorporated in this Prospectus by reference to the Company's Proxy Statement, dated November 10, 1997, except as they relate to the unaudited nine-month periods ended September 30, 1997 and 1996 and except as they relate to Patriot American Office Group, have been audited by PricewaterhouseCoopers LLP, independent accountants, and, insofar as they relate to Patriot American Office Group, by Ernst & Young LLP, independent auditors. Such financial statements have been so incorporated in reliance on the reports of such independent accountants given on the authority of such firms as experts in auditing and accounting. The financial statements for Prudential Business Campus and for Morris County Financial Center incorporated in this Prospectus by reference to the Current Report on Form 8-K of the Company, dated June 12, 1998 have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting. The financial statements, except for Prudential Business Campus and Morris County Financial Center, incorporated in this Prospectus by reference to the Current Reports on Form 8-K of the Company, dated June 12, 1998 have been so incorporated in reliance on the reports of Schonbraun Safris McCann Bekritsky & Co., L.L.C., independent accountants, given on the authority of said firm as experts in auditing and accounting.


                                 LEGAL MATTERS

    Certain legal matters in connection with the Offered Securities as well as certain legal matters described under "Certain United States Federal Income Tax Considerations to the Company of its REIT Election" will be passed upon for the Company by Pryor Cashman Sherman & Flynn LLP, New York, New York. Certain legal matters relating to Maryland law, including the validity of the issuance of certain of the securities registered hereby, will be passed upon for the Company by Ballard Spahr Andrews & Ingersoll, LLP, Baltimore, Maryland.

                             MACK-CALI REALTY, L.P.
         INDEX TO FINANCIAL STATEMENTS, SCHEDULES AND OTHER INFORMATION


                                                                                                               PAGE
                                                                                                             ---------
CONSOLIDATED FINANCIAL STATEMENTS:

Report of Independent Accountants..........................................................................        F-2

Consolidated Balance Sheets as of March 31, 1998 (unaudited), December 31, 1997 and 1996...................        F-3

Consolidated Statements of Operations for the three months ended March 31, 1998 and 1997 (unaudited) and
  the three years in the period ended December 31, 1997....................................................        F-4

Consolidated Statement of Changes in Partners' Capital for the three months ended March 31, 1998
  (unaudited) and the three years in the period ended December 31, 1997....................................        F-5

Consolidated Statements of Cash Flows for the three months ended March 31, 1998 and 1997 (unaudited) and
  the three years in the period ended December 31, 1997....................................................        F-6

Notes to Consolidated Financial Statements.................................................................        F-7

FINANCIAL STATEMENT SCHEDULE:

Schedule III--Real Estate Investments and Accumulated Depreciation as of December 31, 1997.................       F-37

OTHER INFORMATION:

Selected Financial Data....................................................................................       F-43

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Partners of
Mack-Cali Realty, L.P.

    In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of changes in partners' capital and of cash flows, including financial statement Schedule III, present fairly, in all material respects, the financial position of Mack-Cali Realty, L.P. and its subsidiaries at December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles. These financial statements and schedules are the responsibility of the Operating Partnership's management; our responsibility is to express an opinion on these financial statements and schedule based on our audits. We conducted our audits of these statements and schedule in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and schedule are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


PricewaterhouseCoopers LLP


New York, New York
February 26, 1998

                             MACK-CALI REALTY, L.P.

                          CONSOLIDATED BALANCE SHEETS
                    (IN THOUSANDS, EXCEPT PER UNIT AMOUNTS)

                                                         DECEMBER
                                           MARCH 31,       31,      DECEMBER 31,
                                             1998          1997         1996
                                          -----------   ----------  ------------
                                          (UNAUDITED)
                                     ASSETS
Rental property
  Land..................................  $   461,368   $ 374,242    $   98,127
  Buildings and improvements............    2,567,225   2,206,462       718,466
  Tenant improvements...................       50,708      44,596        35,626
  Furniture, fixtures and equipment.....        4,650       4,316         1,133
                                          -----------   ----------  ------------
                                            3,083,951   2,629,616       853,352
Less--accumulated depreciation and
  amortization..........................     (118,567)   (103,133 )     (68,610)
                                          -----------   ----------  ------------
  Total rental property.................    2,965,384   2,526,483       784,742
Cash and cash equivalents (includes
  $201,269 in overnight investments at
  December 31, 1996)....................       11,717       2,704       204,807
Investment in partially-owned entity....       18,034      --           --
Unbilled rents receivable...............       30,641      27,438        19,705
Deferred charges and other assets,
  net...................................       21,672      18,989        11,840
Restricted cash.........................        6,791       6,844         3,160
Accounts receivable, net of allowance
  for doubtful accounts of $493, $327
  and $189..............................        3,826       3,736         2,074
Mortgage notes receivable...............       27,250       7,250       --
                                          -----------   ----------  ------------
Total assets............................  $ 3,085,315   $2,593,444   $1,026,328
                                          -----------   ----------  ------------
                                          -----------   ----------  ------------

                       LIABILITIES AND PARTNERS' CAPITAL
Mortgages and loans payable.............  $ 1,207,592   $ 972,650    $  268,010
Distributions payable...................       35,139      28,089        17,554
Accounts payable and accrued expenses...       31,510      31,136         5,068
Rents received in advance and security
  deposits..............................       29,651      21,395         6,025
Accrued interest payable................        1,935       3,489         1,328
                                          -----------   ----------  ------------
  Total liabilities.....................    1,305,827   1,056,759       297,985
                                          -----------   ----------  ------------
Commitments and contingencies
Partners' Capital:
  Preferred units, 232,401, 230,562 and
    0 units outstanding.................      238,377     236,491       --
  Common Units:
    General partner, 55,835,686,
      49,856,289 and 36,318,937 units
      outstanding.......................    1,374,658   1,157,440       701,379
    Limited partners, 6,789,352,
      6,097,477 and 2,689,945 units
      outstanding.......................      157,929     134,230        26,964
    Unit warrants, 2,000,000, 2,000,000
      and 0 outstanding.................        8,524       8,524       --
                                          -----------   ----------  ------------
Total partners' capital.................    1,779,488   1,536,685       728,343
                                          -----------   ----------  ------------
Total liabilities and partners'
  capital...............................  $ 3,085,315   $2,593,444   $1,026,328
                                          -----------   ----------  ------------
                                          -----------   ----------  ------------

  The accompanying notes are an integral part of these consolidated financial statements.

                             MACK-CALI REALTY, L.P.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER UNIT AMOUNTS)

                                                THREE MONTHS ENDED
                                                    MARCH 31,            YEAR ENDED DECEMBER 31,
                                               --------------------  -------------------------------
                                                 1998       1997       1997       1996       1995
                                               ---------  ---------  ---------  ---------  ---------
                                                   (UNAUDITED)
REVENUES
Base rents...................................  $  92,916  $  42,791  $ 206,215  $  76,922  $  50,808
Escalations and recoveries from tenants......     10,357      6,612     31,130     14,429      9,504
Parking and other............................      2,006      1,544      6,910      2,204      1,702
Interest income..............................        544      1,208      5,546      1,917        321
                                               ---------  ---------  ---------  ---------  ---------
  Total revenues.............................    105,823     52,155    249,801     95,472     62,335
                                               ---------  ---------  ---------  ---------  ---------
EXPENSES
Real estate taxes............................     10,073      5,433     25,992      9,395      5,856
Utilities....................................      8,301      3,725     18,246      8,138      6,330
Operating services...........................     12,693      6,416     30,912     12,129      8,519
General and administrative...................      6,196      3,173     15,862      5,800      3,712
Depreciation and amortization................     16,231      7,493     36,825     14,731     10,655
Interest expense.............................     18,480      7,820     39,078     13,758     10,117
Non-recurring merger--related charges........     --         --         46,519     --         --
                                               ---------  ---------  ---------  ---------  ---------
  Total expenses.............................     71,974     34,060    213,434     63,951     45,189
                                               ---------  ---------  ---------  ---------  ---------
Income before gain on sale of rental property
  and extraordinary item.....................     33,849     18,095     36,367     31,521     17,146
Gain on sale of rental property..............     --         --         --          5,658     --
                                               ---------  ---------  ---------  ---------  ---------
Income before extraordinary item.............     33,849     18,095     36,367     37,179     17,146
Extraordinary item--loss on early retirement
  of debt....................................     --         --         (3,985)      (561)    --
                                               ---------  ---------  ---------  ---------  ---------
Net income...................................     33,849     18,095     32,382     36,618     17,146
Preferred unit distributions.................     (3,911)    --           (888)    --         --
Beneficial conversion feature................     --         --        (29,361)    --         --
                                               ---------  ---------  ---------  ---------  ---------
Net income available to common unitholders...  $  29,938  $  18,095  $   2,133  $  36,618  $  17,146
                                               ---------  ---------  ---------  ---------  ---------
                                               ---------  ---------  ---------  ---------  ---------
BASIC EARNINGS PER UNIT:
  Income before extraordinary item...........  $    0.52  $    0.45  $    0.14  $    1.76  $    1.23
  Extraordinary item.........................     --         --          (0.09)     (0.03)    --
                                               ---------  ---------  ---------  ---------  ---------
Net income...................................  $    0.52  $    0.45  $    0.05  $    1.73  $    1.23
                                               ---------  ---------  ---------  ---------  ---------
                                               ---------  ---------  ---------  ---------  ---------
DILUTED EARNINGS PER UNIT:
  Income before extraordinary item...........  $    0.51  $    0.44  $    0.14  $    1.74  $    1.22
  Extraordinary item.........................     --         --          (0.09)     (0.03)    --
                                               ---------  ---------  ---------  ---------  ---------
Net income...................................  $    0.51  $    0.44  $    0.05  $    1.71  $    1.22
                                               ---------  ---------  ---------  ---------  ---------
                                               ---------  ---------  ---------  ---------  ---------
Distributions declared per common unit.......  $    0.50  $    0.45  $    1.90  $    1.75  $    1.66
Basic weighted average units outstanding.....     57,933     40,085     43,356     21,172     13,986
Diluted weighted average units outstanding...     58,682     40,817     44,156     21,436     14,041

  The accompanying notes are an integral part of these consolidated financial statements.

                             MACK-CALI REALTY, L.P.

             CONSOLIDATED STATEMENT OF CHANGES IN PARTNERS' CAPITAL
                                 (IN THOUSANDS)


                                            GENERAL   LIMITED
                                PREFERRED   PARTNER   PARTNER  PREFERRED     GENERAL    LIMITED     UNIT
                                  UNITS      UNITS     UNITS   UNITHOLDER    PARTNER    PARTNER   WARRANTS    TOTAL
                                ---------   -------   -------  ----------   ----------  --------  --------  ----------
Balance at January 1, 1995....    --        10,500     2,802    $ --        $  108,311  $ 28,903  $ --      $  137,214
  Net income..................    --          --        --        --            13,638     3,508    --          17,146
  Distributions...............    --          --        --        --           (19,238)   (4,730)   --         (23,968)
  Contributions--Net proceeds
    from common stock
    offering..................    --         4,600      --        --            83,594     --       --          83,594
  Issuance of units in
    connection with
    acquisitions..............    --          --          94      --            --         1,500    --           1,500
  Purchase of treasury
    units.....................    --          (100)     --        --            (1,595)    --       --          (1,595)
  Conversion of units to
    shares of common stock....    --           105      (105 )    --             1,098    (1,098)   --          --
                                   ---      -------   -------  ----------   ----------  --------  --------  ----------
Balance at December 31,
  1995........................    --        15,105     2,791      --           185,808    28,083    --         213,891
  Net income..................    --          --        --        --            31,944     4,674    --          36,618
  Distributions...............    --          --        --        --           (37,666)   (4,720)   --         (42,386)
  Contributions -Net proceeds
    from common stock
    offerings.................    --        20,987      --        --           518,219     --       --         518,219
  Conversion of units to
    shares of common stock....    --           101      (101 )    --             1,073    (1,073)   --          --
  Contributions--Proceeds from
    stock options exercised...    --           126      --        --             2,001     --       --           2,001
                                   ---      -------   -------  ----------   ----------  --------  --------  ----------
Balance at December 31,
  1996........................    --        36,319     2,690      --           701,379    26,964    --         728,343
  Net income..................    --          --        --        30,249         1,405       728    --          32,382
  Distributions...............    --          --        --          (888)      (76,311)   (7,790)   --         (84,989)
  Contributions -Net proceeds
    from common stock
    offering..................    --        13,000      --        --           489,116     --       --         489,116
  Issuance of Stock Award
    Rights and Stock Purchase
    Rights....................    --           351      --        --            12,526     --       --          12,526
  Issuance of Preferred
    Units.....................     231        --        --       236,491        --         --       --         236,491
  Beneficial conversion
    feature...................    --          --        --       (29,361)       26,801     2,560    --          --
  Issuance of units in
    connection with
    acquisitions..............    --          --       3,408      --            --       111,785    --         111,785
  Issuance of 2,000,000 unit
    warrants..................    --          --        --        --            --         --       8,524        8,524
  Purchase of treasury
    units.....................    --          (152)     --        --            (4,680)    --       --          (4,680)
  Conversion of units to
    shares of common stock....    --             1        (1 )    --                17       (17)   --          --
  Contributions--Proceeds from
    stock options exercised...    --           337      --        --             7,187     --       --           7,187
                                   ---      -------   -------  ----------   ----------  --------  --------  ----------
Balance at December 31,
  1997........................     231      49,856     6,097     236,491     1,157,440   134,230    8,524    1,536,685
  Net Income..................    --          --        --         3,911        26,543     3,395    --          33,849
  Distributions...............    --          --        --        (3,911)      (27,961)   (3,267)   --         (35,139)
  Contributions--Net proceeds
    from common stock
    offerings.................    --         5,856      --        --           215,784     --       --         215,784
  Issuance of units in
    connection with
    acquisitions..............    --          --         734      --            --        25,185    --          25,185
  Conversion of units to
    shares of common stock....    --            22       (22 )    --               848      (848)   --          --
  Purchase of treasury
    units.....................    --          --         (20 )    --            --          (766)   --            (766)
  Contributions--Proceeds from
    stock options
    excercised................    --           102      --        --             2,004     --       --           2,004
  Issuance of Preferred
    Units.....................       2        --        --         1,886        --         --       --           1,886
                                   ---      -------   -------  ----------   ----------  --------  --------  ----------
Balance at March 31, 1998
  (Unaudited).................     233      55,836     6,789    $238,377    $1,374,658  $157,929  $ 8,524   $1,779,488
                                   ---      -------   -------  ----------   ----------  --------  --------  ----------
                                   ---      -------   -------  ----------   ----------  --------  --------  ----------


  The accompanying notes are an integral part of these consolidated financial statements.

                             MACK-CALI REALTY, L.P.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                         THREE MONTHS ENDED MARCH
                                                                   31,                    YEAR ENDED DECEMBER 31,
                                                         ------------------------  -------------------------------------
                                                            1998         1997         1997         1996         1995
                                                         -----------  -----------  -----------  -----------  -----------
                                                               (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income.............................................  $    33,849  $    18,095  $    32,382  $    36,618  $    17,146
Adjustments to reconcile net income to net cash
  provided by operating activities:
  Depreciation and amortization........................       16,231        7,493       36,825       14,731       10,655
  Amortization of deferred financing costs.............          254          271          983        1,081        1,456
  Amortization of stock compensation...................      --           --            12,526      --           --
  Gain on sale of rental property......................      --           --           --            (5,658)     --
  Extraordinary item-loss on early retirement of
    debt...............................................      --           --             3,985          561      --
Changes in operating assets and liabilities:
  Increase in unbilled rents receivable................       (3,203)      (1,606)      (7,733)        (979)        (312)
  Increase in deferred charges and other assets, net...       (3,790)      (1,665)      (9,507)      (4,335)      (1,678)
  Increase in accounts receivable, net.................          (34)      (1,508)      (1,663)        (629)         (99)
  Increase in accounts payable and accrued expenses....          374        6,585       17,569        1,823           35
  Increase in rents received in advance and security
    deposits...........................................        8,256        4,827       10,614        2,911          878
  (Decrease) increase in accrued interest payable......       (1,554)        (954)       2,161          699          365
                                                         -----------  -----------  -----------  -----------  -----------
    Net cash provided by operating activities..........  $    50,383  $    31,538  $    98,142  $    46,823  $    28,446
                                                         -----------  -----------  -----------  -----------  -----------
                                                         -----------  -----------  -----------  -----------  -----------
CASH FLOWS FROM INVESTING ACTIVITIES
Additions to rental property...........................  $  (406,659) $  (230,429) $  (928,974) $  (318,145) $  (133,489)
Issuance of mortgage note receivable...................      (20,000)     (11,600)     (11,600)     --           --
Proceeds from sale of rental property..................      --           --           --            10,324      --
Investment in partially-owned entity...................      (18,034)     --           --           --           --
Decrease (increase) in restricted cash.................           53         (170)       1,073           69         (247)
                                                         -----------  -----------  -----------  -----------  -----------
    Net cash used in investing activities..............  $  (444,640) $  (242,199) $  (939,501) $  (307,752) $  (133,736)
                                                         -----------  -----------  -----------  -----------  -----------
                                                         -----------  -----------  -----------  -----------  -----------
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from mortgages and loans payable..............  $   419,851  $    47,195  $   669,180  $   272,113  $    60,402
Repayments of mortgages and loans payable..............     (205,514)     (19,299)    (442,185)    (294,819)     (20,702)
Payment of financing costs.............................      --           --            (3,095)     --              (102)
Debt prepayment premiums and other costs...............      --           --            (1,812)        (312)     --
Purchase of treasury units.............................         (766)     --            (4,680)     --            (1,595)
Contributions--net proceeds from common stock
  offerings............................................      215,784      --           489,116      518,219       83,594
Contributions--proceeds from stock options exercised...        2,004        2,297        7,187        2,001      --
Payment of distributions...............................      (28,089)     (17,554)     (74,455)     (32,433)     (21,734)
                                                         -----------  -----------  -----------  -----------  -----------
    Net cash provided by financing activities..........  $   403,270  $    12,639  $   639,256  $   464,769  $    99,863
                                                         -----------  -----------  -----------  -----------  -----------
                                                         -----------  -----------  -----------  -----------  -----------
Net increase (decrease) in cash and cash equivalents...  $     9,013  $  (198,022) $  (202,103) $   203,840  $    (5,427)
Cash and cash equivalents, beginning of period.........        2,704      204,807      204,807          967        6,394
                                                         -----------  -----------  -----------  -----------  -----------
Cash and cash equivalents, end of period...............  $    11,717  $     6,785  $     2,704  $   204,807  $       967
                                                         -----------  -----------  -----------  -----------  -----------
                                                         -----------  -----------  -----------  -----------  -----------

  The accompanying notes are an integral part of these consolidated financial statements.

                             MACK-CALI REALTY, L.P.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (DOLLARS IN THOUSANDS, EXCEPT PER UNIT AMOUNTS)

1. ORGANIZATION AND BASIS OF PRESENTATION

ORGANIZATION

    Mack-Cali Realty, L.P. (formerly Cali Realty, L.P.), a Delaware limited partnership, and subsidiaries (the "Operating Partnership"), was formed on August 31, 1994 to conduct the business of leasing, management, acquisition, development, construction, and tenant-related services for its sole general partner, Mack-Cali Realty Corporation (the "Company" or "General Partner") and subsidiaries. The Operating Partnership, through its operating divisions and subsidiaries, is the entity through which all of the Company's operations are conducted.

    The Company is a fully-integrated, self-administered, self-managed real estate investment trust ("REIT"). The Company controls the Operating Partnership as the sole general partner, and at December 31, 1997 owned an 89.1% common unit interest in the Operating Partnership.

    The Company's business is the ownership of interests in and operation of the Operating Partnership and all of the Company's expenses are incurred for the benefit of the Operating Partnership. The Company is reimbursed by the Operating Partnership for all expenses it incurs relating to the ownership and operation of the Operating Partnership.

    The Operating Partnership owns a 99 percent to 100 percent interest (either directly or as a limited partner with control pursuant to an agreement with the general partners of the property partnerships) in the Properties. At March 31, 1998, the Operating Partnership owned 227 properties and had a significant equity interest in another property (collectively, the "Properties"). The Properties aggregate approximately 25.2 million square feet, and are comprised of 216 office and office/flex buildings totaling approximately 24.8 million square feet, six industrial/warehouse buildings totaling approximately 387,000 square feet, two multi-family residential complexes consisting of 453 units, two stand-alone retail properties and two land leases. The Properties are located in 11 states, primarily in the Northeast and Southwest.

BASIS OF PRESENTATION

    The accompanying consolidated financial statements include all accounts of the Operating Partnership and its subsidiaries. All significant intercompany accounts and transactions have been eliminated. See investment in Partially-owned Entity in Note 2 for the Operating Partnership's treatment of unconsolidated partnership interests.

    The preparation of financial statements in conformity with generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. SIGNIFICANT ACCOUNTING POLICIES

RENTAL PROPERTY

    Rental properties are stated at cost less accumulated depreciation and amortization. Costs directly related to the acquisition and development of rental properties are capitalized. Capitalized development costs include interest, property taxes, insurance and other project costs incurred during the period of construction. Ordinary repairs and maintenance are expensed as incurred; major replacements and

                             MACK-CALI REALTY, L.P.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (DOLLARS IN THOUSANDS, EXCEPT PER UNIT AMOUNTS) (CONTINUED)

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) betterments, which improve or extend the life of the asset, are capitalized and depreciated over their estimated useful lives. Fully- depreciated assets are removed from the accounts.

    Depreciation and amortization is computed on a straight-line basis over the estimated useful lives of the assets as follows:

Buildings and improvements...........  5 to 40 years
Tenant improvements..................  The shorter of the term of the related lease or useful life
Furniture, fixtures and equipment....  5 to 10 years


    On a periodic basis, management assesses whether there are any indicators that the value of the real estate properties may be impaired. A property's value is impaired only if management's estimate of the aggregate future cash flows (undiscounted and without interest charges) to be generated by the property are less than the carrying value of the property. To the extent an impairment has occurred, the loss shall be measured as the excess of the carrying amount of the property over the fair value of the property. Management does not believe that the value of any of its rental properties is impaired.


INVESTMENT IN PARTIALLY-OWNED ENTITY

    The Operating Partnership acquired a 50 percent interest in an office property in March 1998. The Operating Partnership accounts for its investment in a partially-owned entity under the equity method of accounting as the Operating Partnership exercises significant influence. This investment is recorded initially at cost, as Investment in Partially-owned Entity, and subsequently adjusted for net equity in income (loss) and cash contributions and distributions.

CASH AND CASH EQUIVALENTS

    All highly liquid investments with a maturity of three months or less when purchased are considered to be cash equivalents. At December 31, 1996, cash and cash equivalents included investments in overnight reverse repurchase agreements ("Overnight Investments") totaling $201,269. Investments in Overnight Investments are subject to the risks that the counter-party will default and the collateral will decline in market value. The Overnight Investments held by the Operating Partnership at December 31, 1996 matured on January 2, 1997. The entire balance, including interest income earned, was realized by the Operating Partnership and ultimately used in the funding of the RM Transaction on January 31, 1997 (see Note 3).

DEFERRED FINANCING COSTS

    Costs incurred in obtaining financing are capitalized and amortized on a straight-line basis, which approximates the effective interest method, over the term of the related indebtedness. Amortization of such costs are included in interest expense and was $254, $271, $983, $1,081 and $1,456 for the three months ended March 31, 1998 and 1997, and for the years ended December 31, 1997, 1996 and 1995, respectively.

                             MACK-CALI REALTY, L.P.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (DOLLARS IN THOUSANDS, EXCEPT PER UNIT AMOUNTS) (CONTINUED)

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
DEFERRED LEASING COSTS

    Costs incurred in connection with leases are capitalized and amortized on a straight-line basis over the terms of the related leases and included in depreciation and amortization. Unamortized deferred leasing costs are charged to amortization expense upon early termination of the lease. Certain employees of the Operating Partnership provide leasing services to the Properties and receive fees as compensation ranging from 0.667 percent to 2.667 percent of adjusted rents. For the three months ended March 31, 1998 and 1997, and for the years ended December 31, 1997, 1996 and 1995, such fees, which are capitalized and amortized, approximated $577, $206, $761, $490 and $575, respectively.

REVENUE RECOGNITION

    The Operating Partnership recognizes base rental revenue on a straight-line basis over the terms of the respective leases. Unbilled rents receivable represents the amount by which straight-line rental revenue exceeds rents currently billed in accordance with the lease agreements. Parking revenue includes income from parking spaces leased to tenants. Rental income on multi-family residential property under operating leases having terms generally of one year or less is recognized when earned.

    The Operating Partnership receives reimbursements from tenants for certain costs as provided in the lease agreements. These costs generally include real estate taxes, utilities, insurance, common area maintenance and other recoverable costs (see Note 12).

INCOME AND OTHER TAXES

    The Operating Partnership is a partnership and, as a result, all income and losses of the Operating Partnership are allocated to the partners for inclusion in their respective income tax returns. Accordingly, no provision or benefit for income taxes has been made in the accompanying financial statements.

    As of December 31, 1997, the net basis of the rental property for Federal income tax purposes, was lower than the net assets as reported in the Operating Partnership's consolidated financial statements by approximately $851,000. The Operating Partnership's taxable income for the years ended December 31, 1997, 1996 and 1995 was approximately $68,800, $34,558, and $20,639, respectively. The differences between book income and taxable income primarily result from differences in depreciation expense, the recording of rental income, the nondeductibility of certain expenses for tax purposes, differences in revenue recognition and the rules for tax purposes of a property exchange and issuance of preferred convertible partnership units.

INTEREST RATE CONTRACTS

    Interest rate contracts are utilized by the Operating Partnership to reduce interest rate risks. The Operating Partnership does not hold or issue derivative financial instruments for trading purposes.

    The differentials to be received or paid under contracts designated as hedges are recognized in income over the life of the contracts as adjustments to interest expense. Gains and losses are deferred and amortized to interest expense over the remaining life of the associated debt to the extent that such debt remains outstanding.

                             MACK-CALI REALTY, L.P.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (DOLLARS IN THOUSANDS, EXCEPT PER UNIT AMOUNTS) (CONTINUED)

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
EARNINGS PER UNIT

    In accordance with Statement of Financial Accounting Standards No. 128 ("FASB No. 128") the Operating Partnership presents both basic and diluted earnings per unit ("EPU"). Basic EPU excludes dilution and is computed by dividing net income available to common unitholders by the weighted average number of units outstanding for the period. Diluted EPU reflects the potential dilution that could occur if securities or other contracts to issue common units were exercised or converted into common units, where such exercise or conversion would result in a lower EPU amount.

DISTRIBUTIONS PAYABLE

    The distributions payable at March 31, 1998 represents distributions payable to common unitholders of record on April 3, 1998 (62,711,377 common units) and preferred distributions payable to preferred unitholders (232,401 preferred units) for the first quarter 1998. The first quarter 1998 common unit distributions of $0.50 per common unit, as well as the first quarter preferred unit distribution of $16.875 per preferred unit, were approved by the General Partner on March 18, 1998 and were paid on April 21, 1998.

    The distributions payable at December 31, 1997 represent distributions payable to common unitholders of record on January 5, 1998 (55,953,766 common units) and preferred distributions to preferred unitholders (230,562 preferred units) for the fourth quarter 1997. The fourth quarter 1997 common unit distribution of $0.50 per common unit (pro-rated for units issued during the quarter), as well as the pro-rated fourth quarter preferred unit distribution aggregating $888, were approved by the General Partner on December 17, 1997 and were paid on January 16, 1998.

EXTRAORDINARY ITEM

    Extraordinary item represents the effect of the early settlement of certain debt obligations, net of write-offs of related deferred financing costs, prepayment penalties, yield maintenance payments and other related items.

UNDERWRITING COMMISSIONS AND COSTS

    Underwriting commissions and costs incurred in connection with the Company's stock offerings are reflected as a reduction of additional paid-in-capital.

STOCK OPTIONS

    Stock-based compensation is accounted for using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations ("APB No. 25"). Under APB No. 25, compensation cost is measured as the excess, if any, of the quoted market price of the Company's stock at the date of grant over the exercise price of the option granted. Compensation cost for stock options, if any, is recognized ratably over the vesting period. The Company's policy is to grant options with an exercise price equal to the quoted closing market price of the Company's stock on the business day preceding the grant date. Accordingly, no compensation cost has been recognized for the Company's stock option plans. The Operating Partnership provides additional pro

                             MACK-CALI REALTY, L.P.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (DOLLARS IN THOUSANDS, EXCEPT PER UNIT AMOUNTS) (CONTINUED)

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) forma disclosures as required under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("FASB No. 123"). See Note 8 for discussion of Stock Compensation.

NON-RECURRING CHARGES

    The Operating Partnership considers non-recurring charges as costs incurred specific to significant non-recurring events that would materially distort the comparative measurement of the Operating Partnership's performance.

UNAUDITED FINANCIAL STATEMENTS

    The consolidated financial statements including the note disclosures included herein as of March 31, 1998 and for the three months ended March 31, 1998 and 1997 are unaudited; however, in the opinion of management, all adjustments (consisting solely of normal recurring adjustments) necessary for a fair presentation of the consolidated financial statements for these interim periods have been included. The results for the interim periods are not necessarily indicative of the results to be obtained for the full fiscal year.

3. ACQUISITIONS/TRANSACTIONS

    In 1995, the Operating Partnership acquired 27 office and office/flex properties totaling approximately 1.6 million square feet for a total cost of approximately $150,630. The acquired properties are all located in New Jersey and New York.

    In 1996, the Operating Partnership acquired 15 office properties and completed construction on two office/flex properties totaling approximately 3.4 million square feet for a total cost of approximately $451,623. The acquired and constructed properties are all located in New Jersey and Pennsylvania. Concurrently with the acquisition of 103 Carnegie Center in Princeton, Mercer County, New Jersey, the Operating Partnership sold its office building at 15 Essex Road in Paramus, Bergen County, New Jersey ("Essex Road"). The concurrent transactions with unrelated parties qualified as a tax-free exchange, as the Operating Partnership used subsequently all of the proceeds from the sale of Essex Road to acquire 103 Carnegie Center.

    On January 28, 1997, the Operating Partnership acquired 1345 Campus Parkway ("1345 Campus"), a 76,300 square foot office/flex property, located in Wall Township, Monmouth County, New Jersey, for approximately $6,729 in cash, made available from the Operating Partnership's cash reserves. The property is located in the same office park in which the Operating Partnership previously acquired two office properties and four office/flex properties in November 1995.

    On January 31, 1997, the Operating Partnership acquired 65 properties ("RM Properties") from Robert Martin Company, LLC and affiliates ("RM") for a total cost of approximately $450,000. The cost of the transaction (the "RM Transaction") was financed through the assumption of $185,283 of mortgage indebtedness ("TIAA Mortgage"), the payment of approximately $220,000 in cash, substantially all of which was obtained from the Operating Partnership's cash reserves, and the issuance of 1,401,225 common units, valued at $43,788.

                             MACK-CALI REALTY, L.P.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (DOLLARS IN THOUSANDS, EXCEPT PER UNIT AMOUNTS) (CONTINUED)

3. ACQUISITIONS/TRANSACTIONS (CONTINUED)
    The RM Properties consist primarily of 54 office and office/flex properties aggregating approximately 3.7 million square feet and six industrial/warehouse properties aggregating approximately 387,000 square feet. The RM Properties are located primarily in established business parks in Westchester County, New York and Fairfield County, Connecticut. The Operating Partnership has agreed not to sell certain of the RM Properties for a period of seven years without the consent of the RM principals, except for sales made under certain circumstances and/or conditions.

    In connection with the RM Transaction, the Operating Partnership was granted a three-year option to acquire two properties (the "Option Properties"), under certain conditions, one of which was acquired in 1997 (see below). The purchase price for the remaining Option Property, under the agreement, is subject to adjustment based on different formulas and is payable in cash or common units.

    In connection with the RM Transaction, the Operating Partnership holds a $7,250 mortgage loan ("Mortgage Note Receivable") secured by the remaining Option Property (see Note 6).

    On May 8, 1997, the Operating Partnership acquired four buildings in the Westlakes Office Park ("Westlakes"), a suburban office complex located in Berwyn, Chester County, Pennsylvania, totaling approximately 444,350 square feet. The properties were acquired for a total cost of approximately $74,700, which was made available primarily from drawing on one of the Operating Partnership's credit facilities.

    On July 21, 1997, the Operating Partnership acquired two vacant office buildings in the Moorestown Corporate Center, a suburban office complex located in Moorestown, Burlington County, New Jersey. The properties, each consisting of 74,000 square feet, were acquired for a total cost of approximately $10,200, which was made available from drawing on one of the Operating Partnership's credit facilities.

    On August 1, 1997, the Operating Partnership acquired 1000 Bridgeport Avenue ("Shelton Place"), a 133,000 square-foot office building located in Shelton, Fairfield County, Connecticut. The property was acquired for approximately $15,787, which was made available from drawing on one of the Operating Partnership's credit facilities.

    On August 15, 1997, the Operating Partnership acquired one of the Option Properties, 200 Corporate Boulevard South ("200 Corporate"), an 84,000 square-foot office/flex building located in Yonkers, Westchester County, New York. The property was acquired for approximately $8,078 through the exercise of a purchase option obtained in connection with the RM Transaction. The acquisition cost, net of the mortgage prepayment described below, was financed from the Operating Partnership's cash reserves.

    In conjunction with the acquisition of 200 Corporate, the sellers of the property, certain RM principals, prepaid $4,350 of the $11,600 Mortgage Note Receivable between the Operating Partnership and such RM principals (See Note
6).

    On September 3, 1997, the Operating Partnership acquired Three Independence Way ("Three Independence"), a 111,300 square-foot office property located in South Brunswick, Middlesex County, New Jersey. The property was acquired for approximately $13,388, which was made available from drawing on one of the Operating Partnership's credit facilities.

    On November 19, 1997, the Operating Partnership acquired 1000 Madison Avenue ("The Trooper Building"), a 100,655 square-foot office building located in Lower Providence Township, Montgomery

                             MACK-CALI REALTY, L.P.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (DOLLARS IN THOUSANDS, EXCEPT PER UNIT AMOUNTS) (CONTINUED)

3. ACQUISITIONS/TRANSACTIONS (CONTINUED)
County, Pennsylvania. The property was acquired for approximately $14,271, which was made available from the Operating Partnership's cash reserves.


    On December 11, 1997, the Operating Partnership acquired 54 office properties (the "Mack Properties") from The Mack Company and Patriot American Office Group (the "Mack Transaction"), pursuant to a Contribution and Exchange Agreement (the "Agreement"), for a total cost of approximately $1,102,024.


    The Mack Properties consist of 54 office properties comprising a total of approximately 9.2 million net rentable square feet, ranging from approximately 40,000 to 475,100 square feet. The Mack Properties are located primarily in the Northeast and Southwest, with a concentration of properties located in Northern New Jersey (25 properties compromising approximately 4.8 million square feet), Texas (17 properties comprising approximately 2.5 million square feet) and Arizona (four properties comprising 485,000 square feet).

    The total cost of the Mack Transaction was financed as follows: (i) $498,757 in cash made available from the Operating Partnership's cash reserves and from the $200,000 Prudential Term Loan (See Note 7), (ii) $291,879 in debt assumed by the Operating Partnership (the "Mack Mortgages"), (iii) the issuance of 1,965,886 common units valued at $66,373, (iv) the issuance of 15,237 Series A preferred units and 215,325 Series B preferred units, valued at $236,491(collectively, the "Preferred Units"), (v) warrants to purchase 2,000,000 common units (the "Unit Warrants"), valued at $8,524 and (vi) issuance of contingent units, as described below.

    In addition, 2,006,432 contingent common units, 11,895 Series A contingent Preferred Units and 7,799 Series B contingent Preferred Units (collectively, the "Contingent Units") were issued as contingent non-participating units. Such Contingent Units have no voting, distribution or other rights until such time as they are redeemed into common units, Series A Preferred Units, and Series B Preferred Units, respectively. Redemption of such Contingent Units shall occur upon the achievement of certain performance goals relating to certain of the Mack Properties, specifically the achievement of certain leasing activity.

    With the Mack Transaction, the Operating Partnership assumed an aggregate of approximately $291,879 of mortgage indebtedness with eight separate lenders, encumbering 17 of the Mack Properties. Such debt matures at various dates from March 1998 through January 2009. The Mack Mortgages are comprised of an aggregate of approximately $199,931 of fixed rate debt bearing interest at a weighted average rate of approximately 7.66 percent per annum, certain of which require monthly principal amortization payments, and an aggregate of approximately $91,948 in variable rate debt bearing interest at a weighted average floating rate of approximately 76 basis points over the London Inter-Bank Offered Rate (LIBOR), (see Note 7).

    With the completion of the Mack Transaction, the Cali Realty Corporation name was changed to Mack-Cali Realty Corporation, and the name of the Operating Partnership was changed from Cali Realty, L.P. to Mack-Cali Realty, L.P.

    In connection with the Mack Transaction, Brant Cali, Brad W. Berger, Angelo
R. Cali, Kenneth A. DeGhetto, James W. Hughes and Alan Turtletaub resigned from the Board of Directors of the Company. Mitchell E. Hersh, William L. Mack and Earle I. Mack were added to the Board as "inside" members, and Martin D. Gruss, Jeffrey B. Lane, Vincent Tese and Paul A. Nussbaum were added as independent members.

                             MACK-CALI REALTY, L.P.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (DOLLARS IN THOUSANDS, EXCEPT PER UNIT AMOUNTS) (CONTINUED)

3. ACQUISITIONS/TRANSACTIONS (CONTINUED)
    In accordance with the Agreement, Thomas A. Rizk remained Chief Executive Officer and resigned as President of the Company, with Mitchell E. Hersh appointed as President and Chief Operating Officer. The Company's other officers retained their existing positions and responsibilities, except that Brant Cali resigned as Chief Operating Officer and John R. Cali resigned as Chief Administrative Officer. Brant Cali and John R. Cali remained as officers of the Company as Executive Vice Presidents.

    Entering into new employment agreements with the Company after the Mack Transaction were Thomas A. Rizk, Mitchell E. Hersh, Brant Cali, and John R. Cali. Entering into amended and restated employment agreements were Roger W. Thomas, as Executive Vice President, General Counsel and Assistant Secretary, Barry Lefkowitz, as Executive Vice President and Chief Financial Officer and Timothy M. Jones, as Executive Vice President.

    Additionally, the Company entered into non-competition agreements with each of William, Earle, David and Frederic Mack, which restricted the business dealings of such individuals relative to their involvement in commercial real estate activities to those specified in the Agreement. The non-competition agreements have a term of the later of (a) three years from the completion of the Mack Transaction, or (b) the occurrence of specified circumstances including, but not limited to, the removal of William, Earle, David or Frederic Mack, respectively, from the Company's Board of Directors or Advisory Board, as applicable, and a decrease in certain ownership levels.

    In connection with the Mack Transaction, under each of the Company's executive officer's then existing employment agreements, due to a change of control of the Company (as defined in each employment agreement), each of the aforementioned officers received the benefit of the acceleration of (i) the immediate vesting and issuance of his restricted stock, including tax gross-up payments associated therewith, (ii) the forgiveness of his Stock Purchase Rights loan, including tax gross-up payments associated therewith, and (iii) the vesting of his unvested employee stock options and warrants. Additionally, under each of Thomas Rizk's, Brant Cali's and John R. Cali's employment agreements with the Company, each of these officers became entitled to receive certain severance-type payments, as a result of certain provisions in each of their agreements, triggered as result of the Mack Transaction. Finally, certain officers and employees of the Company were given transaction-based payments as a reward for their efforts and performance in connection with the Mack Transaction. The total expense associated with the acceleration of vesting of restricted stock, the forgiveness of Stock Purchase Rights loans, and the payment of certain severance-type payments, as well as performance payments and related tax-obligation payments, which were approved by the Company's Board of Directors and which took place simultaneous with completion of the Mack Transaction, totaled $45,769. Such expenses are included in non-recurring merger-related charges for the year ended December 31, 1997 ( see Note 8).

    On December 19, 1997 the Operating Partnership acquired 100 Overlook Center ("Princeton Overlook") a 149,600 square-foot office building located in Princeton, Mercer County, New Jersey. The property was acquired for approximately $27,218, which was funded through the issuance of 41,421 common units valued at $1,624, with the remaining cash portion made available from drawing on one of the Operating Partnership's credit facilities.

    Additionally, on December 19, 1997, the Operating Partnership acquired 200 Concord Plaza Drive ("Concord Plaza"), a 248,700 square-foot office building located in San Antonio, Bexar County, Texas. The

                             MACK-CALI REALTY, L.P.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (DOLLARS IN THOUSANDS, EXCEPT PER UNIT AMOUNTS) (CONTINUED)

3. ACQUISITIONS/TRANSACTIONS (CONTINUED) property was acquired for approximately $34,075, which was made available from drawing on one of the Operating Partnership's credit facilities.

    On January 23, 1998, the Operating Partnership acquired 10 acres of vacant land in the Stamford Executive Park, located in Stamford, Fairfield County, Connecticut for approximately $1,300, which was funded from the Operating Partnership's cash reserves. The vacant land, on which the Operating Partnership plans to develop a 40,000 square-foot office/flex property, was acquired from RMC Development Co., LLC. In conjunction with the acquisition of the developable land, the Operating Partnership signed a 15-year lease, on a triple-net basis, with a single tenant to occupy the entire property being developed.

    On January 30, 1998, the Operating Partnership acquired a 17-building office/flex portfolio, aggregating approximately 748,660 square feet located in the Moorestown West Corporate Center in Moorestown, Burlington County, New Jersey and in Bromley Commons in Burlington, Burlington County, New Jersey. The 17 properties were acquired for a total cost of approximately $46,993. The Operating Partnership is under contract to acquire an additional four office/flex properties in the same locations. The Operating Partnership also has an option to purchase a property following completion of construction and required lease-up for approximately $3,700. The purchase contract also provides the Operating Partnership a right of first refusal to acquire up to six additional office/flex properties totaling 202,000 square feet upon their development and lease-up. The initial transaction was funded primarily from drawing on one of the Operating Partnership's credit facilities as well as the assumption of mortgage debt with an estimated value of $8,419 (the "McGarvey Mortgages"). The McGarvey Mortgages currently have a weighted average annual effective interest rate of 6.24 percent and are secured by five of the office/flex properties acquired.

    On February 2, 1998, the Operating Partnership acquired 2115 Linwood Avenue, a 68,000 square-foot vacant office building located in Fort Lee, Bergen County, New Jersey. The building was acquired for approximately $5,100, which was made available from drawing on one of the Operating Partnership's credit facilities.

    On February 5, 1998, the Operating Partnership acquired 500 West Putnam Avenue ("500 West Putnam"), a 121,250 square-foot office building located in Greenwich, Fairfield County, Connecticut. The property was acquired for a total cost of approximately $20,125, funded from drawing on one of the Operating Partnership's credit facilities as well as the assumption of mortgage debt with an estimated value of $12,104 which bears interest at an annual effective interest rate of 6.52 percent.

    On February 25, 1998, the Operating Partnership acquired 10 Mountainview Road ("Mountainview"), a 192,000 square-foot office property located in Upper Saddle River, Bergen County, New Jersey. The property was acquired for approximately $24,500, which was made available from proceeds received from the Company's February 1998 offering of common stock (see Note 8).

    On March 12, 1998, the Operating Partnership acquired 1250 Capital of Texas Highway South, a 270,703 square foot Class A office property located in Austin, Travis County, Texas. The property was acquired for a total cost of approximately $37,062, which was made available from drawing on one of the Operating Partnership's credit facilities.

    On March 27, 1998, the Operating Partnership acquired four office buildings, a daycare center, plus land parcels, and a 50 percent interest in another office building, all of such properties aggregating 875,000

                             MACK-CALI REALTY, L.P.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (DOLLARS IN THOUSANDS, EXCEPT PER UNIT AMOUNTS) (CONTINUED)

3. ACQUISITIONS/TRANSACTIONS (CONTINUED) square feet and located in the Prudential Business Campus office complex in Parsippany and East Hanover, Morris County, New Jersey. The properties were acquired for a total cost of approximately $175,856, which funds were made available from the Operating Partnership's cash reserves (provided in part from the proceeds received in the sale of 2,705,628 shares of the Company's common stock pursuant to a Stock Purchase Agreement with The Prudential Insurance Company of America, Strategic Value Investors, LLC and Strategic Value Investors International, LLC) and from drawing on one of the Operating Partnership's credit facilities.

    Also, on March 27, 1998, the Operating Partnership acquired ten office properties ( the "Pacifica I Acquisition"), located in suburban Denver and Colorado Springs, Colorado, from Pacifica Holding Company ("Pacifica"), a private real estate owner and operator in Denver, Colorado, for a total cost of approximately $74,712. The acquisition cost was funded by drawing approximately $68,200 from the Operating Partnership's credit facilities, from the issuance of approximately $3,779 in common operating partnership units and $2,700 from the Operating Partnership's cash reserve. (see Note 8). The Pacifica I Acquisition was comprised of approximately 620,017 square feet of Pacifica's entire 1.2 million square-foot office portfolio, which consists of 18 office buildings and related operations. On June 8, 1998 the Operating Partnership acquired six of the remaining eight office building, encompassing 514,427 square feet, and 2.5 acres of vacant land, located in the Denver Tech Center, from Pacifica for an aggregate purchase price of approximately $80,700, funded by drawing approximately $59,900 from one of the Operating Partnership's credit facilities, cash reserves and the issuance of approximately $20,800 in common operating partnership units. The Operating Partnership currently is a party to a contract to acquire the remaining two office buildings, encompassing 95,360 square feet, from Pacifica for an aggregate purchase price of approximately $11,900. William
L. Mack, a director and equity holder of the Operating Partnership, was an indirect owner of an interest in certain of the buildings contained in the Pacifica Portfolio.

    On March 30, 1998, the Operating Partnership acquired two office buildings, aggregating 308,215 square feet, in the Morris County Financial Center located in Parsippany, Morris County, New Jersey. The properties were acquired for a total cost of approximately $52,753, which was made available from drawing on one of the Operating Partnership's credit facilities.

    On May 13, 1998, the Operating Partnership acquired 3600 South Yosemite ("3600 S. Yosemite"), a 133,743 square-foot office building located in Denver, Denver County, Colorado for approximately $13,500, which was made available from drawing on one of the Operating Partnership's credit facilities.

    On May 14, 1998, the Operating Partnership acquired One Ramland Road ("Ramland Road"), a 232,000 square-foot vacant office/flex building located in Orangeburg, Rockland County, New York, for approximately $6,700, which was made available from the Operating Partnership's cash reserves. The Operating Partnership intends to redevelop the property.

    On May 22, 1998, the Operating Partnership acquired 500 College Road East ("500 College Road"), a 158,235 square-foot office building located in Plainsboro, Middlesex County, New Jersey, for approximately $21,200, which was made available from drawing on one of the Operating Partnership's credit facilities.

    On June 1, 1998, the Operating Partnership acquired 1709 New York Avenue Northwest and 1400 L Street Northwest, two individual office buildings aggregating approximately 335,600 square feet located in Washington, D.C. The properties were acquired for approximately $90,000, which was made available from

                             MACK-CALI REALTY, L.P.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (DOLLARS IN THOUSANDS, EXCEPT PER UNIT AMOUNTS) (CONTINUED)

3. ACQUISITIONS/TRANSACTIONS (CONTINUED) drawing on one of the Operating Partnership's credit facilities. Additionally, the Operating Partnership also entered into contract with the same seller to acquire a third office building located at 4200 Parliament Drive and vacant land in Lanham, Prince Georges County, Maryland. The 120,600 square-foot office building, in addition to adjacent developable land, is expected to be acquired for approximately $15,500. The completed building acquisitions, and pending building and land acquisitions are to be collectively referred to as the "D.C. Portfolio".

    On June 3, 1998, the Operating Partnership acquired 400 South Colorado Boulevard ("400 South Colorado"), a 125,415 square-foot office building located in Denver, Denver County, Colorado, for approximately $12,000, which was made available from drawing on one of the Operating Partnership's credit facilities.

4. DEFERRED CHARGES AND OTHER ASSETS

                                                         DECEMBER     DECEMBER
                                            MARCH 31,       31,          31,
                                              1998         1997         1996
                                           -----------  -----------  -----------
                                           (UNAUDITED)
Deferred leasing costs...................   $  22,662    $  20,297    $  14,031
Deferred financing costs.................       3,669        3,640        5,390
                                           -----------  -----------  -----------
                                               26,331       23,937       19,421
Accumulated amortization.................     (10,428)      (9,535)      (8,994)
                                           -----------  -----------  -----------
Deferred charges, net....................      15,903       14,402       10,427
Prepaid expenses and other assets........       5,769        4,587        1,413
                                           -----------  -----------  -----------
Total deferred charges and other assets,
  net....................................   $  21,672    $  18,989    $  11,840
                                           -----------  -----------  -----------
                                           -----------  -----------  -----------

5. RESTRICTED CASH

    Restricted cash includes security deposits for the Operating Partnership's residential properties and certain commercial properties, and escrow and reserve funds for debt service, real estate taxes, property insurance, capital improvements, tenant improvements, and leasing costs established pursuant to certain mortgage financing arrangements, and is comprised of the following:

                                                         DECEMBER     DECEMBER
                                            MARCH 31,       31,          31,
                                              1998         1997         1996
                                           -----------  -----------  -----------
                                           (UNAUDITED)
Escrow and other reserve funds...........   $   1,552    $   1,278    $   2,814
Security deposits........................       5,239        5,566          346
                                           -----------  -----------  -----------
Total restricted cash....................   $   6,791    $   6,844    $   3,160
                                           -----------  -----------  -----------
                                           -----------  -----------  -----------

6. MORTGAGE NOTES RECEIVABLE

    In connection with the RM Transaction on January 31, 1997, the Operating Partnership provided an $11,600 non-recourse, non-amortizing mortgage loan to entities controlled by the RM principals, bearing interest at an annual rate of 450 basis points over one-month LIBOR. The Mortgage Notes Receivable,

                             MACK-CALI REALTY, L.P.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (DOLLARS IN THOUSANDS, EXCEPT PER UNIT AMOUNTS) (CONTINUED)

6. MORTGAGE NOTES RECEIVABLE (CONTINUED) which is secured by the Option Properties and guaranteed by certain of the RM principals, matures on February 1, 2000. In addition, the Operating Partnership received a three percent origination fee in connection with providing the Mortgage Notes Receivable.

    In conjunction with the acquisition of 200 Corporate, one of the Option Properties, on August 15, 1997, the sellers of the property, certain RM principals, prepaid $4,350 of the Mortgage Notes Receivable, leaving a remaining principal balance of $7,250 secured by the remaining Option Property. The Operating Partnership also received a prepayment fee of $163.

    On March 6, 1998, prior to the completion of the Pacifica I Acquisition, the Operating Partnership provided a $20,000 mortgage loan to an entity controlled by certain principals of Pacifica. Such mortgage loan is secured by an office property in California. The mortgage note receivable which bore interest at an annual rate of 9.25 percent and had a two-year term was repaid in full on June 9, 1998.

7. MORTGAGES AND LOANS PAYABLE

                                           MARCH 31,    DECEMBER 31,   DECEMBER 31,
                                             1998           1997           1996
                                          -----------   ------------   ------------
                                          (UNAUDITED)
TIAA Mortgage...........................  $   185,283     $185,283         --
Harborside Mortgages....................      150,000      150,000       $150,000
Mortgage Financing......................      --            --             64,508
CIGNA Mortgages.........................       75,910       86,650         --
Mitsubishi Mortgages....................       72,204       72,204         --
Prudential Mortgages....................       61,669       62,205         18,445
Other Mortgages.........................       99,937       88,474         --
Prudential Term Loan....................      200,000      200,000         --
Revolving Credit Facilities.............      356,751      122,100         29,805
Contingent Obligation...................        5,838        5,734          5,252
                                          -----------   ------------   ------------
Total mortgages and loans payable.......  $ 1,207,592     $972,650       $268,010
                                          -----------   ------------   ------------
                                          -----------   ------------   ------------

TIAA MORTGAGE

    In connection with the RM Transaction, on January 31, 1997, the Operating Partnership assumed a $185,283 non-recourse mortgage loan with Teachers Insurance and Annuity Association of America ("TIAA"), with interest only payable monthly at a fixed annual rate of 7.18 percent. The TIAA Mortgage is secured and cross-collateralized by 43 of the RM Properties and matures on December 31, 2003. The Operating Partnership, at its option, may convert the TIAA Mortgage to unsecured debt upon achievement by the Operating Partnership of an investment grade credit rating of Baa3/BBB- or better. The TIAA Mortgage is prepayable in whole or in part subject to certain provisions, including yield maintenance.

                             MACK-CALI REALTY, L.P.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (DOLLARS IN THOUSANDS, EXCEPT PER UNIT AMOUNTS) (CONTINUED)

7. MORTGAGES AND LOANS PAYABLE (CONTINUED)

HARBORSIDE MORTGAGES

    In connection with the acquisition of Harborside Financial Center ("Harborside"), on November 4, 1996, the Operating Partnership assumed existing mortgage debt and was provided seller-financed mortgage debt aggregating $150,000. The existing financing, with a principal balance of $104,059 and $104,768 as of March 31, 1998, and December 31, 1997, respectively, bears interest at a fixed rate of 7.32 percent per annum for a term of approximately nine years. The seller-provided financing, with a principal balance of $45,941 and $45,232 as of March 31, 1998 and December 31, 1997, respectively, also has a term of approximately nine years and initially bears interest at a rate of 6.99 percent per annum. The interest rate on the seller-provided financing will be reset at the end of the third and sixth loan years based on the yield of the three-year treasury obligation at that time, with spreads of 110 basis points in years four through six and 130 basis points in years seven through maturity.

MORTGAGE FINANCING

    The $64,508 in mortgage financing (the "Mortgage Financing") consisted of $43,313, which bore interest at a net cost to the Operating Partnership equal to a fixed rate of 8.02 percent per annum and $20,195 which bore interest at a net cost to the Operating Partnership equal to a floating rate of 100 basis points over one-month LIBOR with a lifetime interest rate cap of 11.6 percent. On August 12, 1997, the Operating Partnership retired the Mortgage Financing with funds made available primarily from drawing on the Original Unsecured Facility (see below). On account of prepayment fees, loan origination fees, legal fees and other costs incurred in the retirement of the Mortgage Financing, an extraordinary loss of $3,985, was recorded for the year ended December 31, 1997.

CIGNA MORTGAGES

    In connection with the Mack Transaction, the Operating Partnership assumed non-recourse mortgage debt (the "CIGNA Mortgages") aggregating $75,910 and $86,650 in principal as of March 31, 1998 and December 31, 1997, respectively, with Connecticut General Life Insurance Company ("CIGNA"). Such mortgages, which are secured by five of the Mack Properties, bear interest at a weighted average annual fixed rate of 7.68 percent and require monthly payments of interest and principal on various term amortization schedules. The CIGNA mortgages mature between October 1998 and October 2003.

    In April 1998, simultaneous with the Operating Partnership obtaining the $150,000 Prudential Mortgage Loan, as described below, the Operating Partnership retired one of the CIGNA Mortgages with a principal balance of $27,835.

MITSUBISHI MORTGAGES

    In connection with the Mack Transaction, the Operating Partnership assumed non-recourse variable-rate mortgage debt (the "Mitsubishi Mortgages") aggregating $72,204 in principal as of March 31, 1998 and December 31, 1997 with Mitsubishi Trust and Banking Corporation. Such mortgages, which are secured by two of the Mack Properties, bear interest payable monthly at a variable rate of 65 basis points over LIBOR (5.6875 percent at March 31, 1998 and 5.72 percent at December 31, 1997) and mature between January 2008 and January 2009.

                             MACK-CALI REALTY, L.P.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (DOLLARS IN THOUSANDS, EXCEPT PER UNIT AMOUNTS) (CONTINUED)

7. MORTGAGES AND LOANS PAYABLE (CONTINUED)
PRUDENTIAL MORTGAGES

    The Operating Partnership has mortgage debt (the "Prudential Mortgages") aggregating $61,669 and $62,205 in principal as of March 31, 1998 and December 31, 1997, respectively, with The Prudential Insurance Company of America, substantially all of which was assumed in the Mack Transaction. Such mortgages, which are secured by three properties, bear interest at a weighted average annual fixed rate of 8.43 percent, all of which require monthly payments of interest. In addition, certain of the Prudential Mortgages require monthly payments of principal, in addition to interest, on various term amortization schedules. The Prudential Mortgages mature between October 2003 and July 2004.

OTHER MORTGAGES

    The Operating Partnership has mortgage debt ("Other Mortgages") aggregating $99,937 and $88,474 in principal as of March 31, 1998 and December 31, 1997, respectively, with six different lenders, all of which was assumed in the Mack Transaction, and are secured by eight of the Mack Properties. The Other Mortgages are comprised of: (i) fixed rate debt aggregating $80,723 at March 31, 1998 ($69,110 at December 31, 1997), which bears interest at a weighted average fixed rate of 6.89 percent, and require monthly payments of principal and interest on various term amortization schedules, and (ii) variable rate debt aggregating $19,214 at March 31, 1998 ($19,364, at December 31, 1997) which bears interest at 115 basis points over LIBOR. The Other Mortgages mature between February 1999 and September 2005.

    In April 1998, simultaneous with the Operating Partnership obtaining the $150,000 Prudential Mortgage Loan, as described below, the Operating Partnership retired $20,338 of the Other Mortgages.

PRUDENTIAL TERM LOAN

    On December 10, 1997, the Operating Partnership obtained a $200,000 term loan ( the "Prudential Term Loan") from Prudential Securities Corp. ("PSC"). The proceeds of the loan were used to fund a portion of the cash consideration in completion of the Mack Transaction. The loan has a one-year term and interest payments are required monthly at an interest rate of 110 basis points over one-month LIBOR. The loan is a recourse loan secured by 11 properties owned by the Operating Partnership and located in New Jersey. The Prudential Term Loan was subsequently retired in April 1998, simultaneous with the Operating Partnership obtaining the $150,000 Prudential Mortgage Loan, as described below.

REVOLVING CREDIT FACILITIES

    PRUDENTIAL FACILITY

    The Operating Partnership has a revolving credit facility (the "Prudential Facility") from PSC in the amount of $100,000, which currently bears interest at 110 basis points over one-month LIBOR, and matures on March 31, 1999. The Prudential Facility is a recourse liability of the Operating Partnership and is secured by the Operating Partnership's equity interest in Harborside. The terms of the Prudential Facility include certain restrictions and covenants that limit, among other things, dividend payments and additional indebtedness and that require compliance with specified financial ratios and other financial measurements. The Operating Partnership had no outstanding borrowings at either March 31, 1998 or December 31, 1997 under the Prudential Facility.

                             MACK-CALI REALTY, L.P.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (DOLLARS IN THOUSANDS, EXCEPT PER UNIT AMOUNTS) (CONTINUED)

7. MORTGAGES AND LOANS PAYABLE (CONTINUED)
    FIRST PRUDENTIAL FACILITY

    The Operating Partnership had a $70,000 revolving credit facility (the "First Prudential Facility") with PSC. The First Prudential Facility bore interest at a floating rate equal to 150 basis points over one-month LIBOR for January 1, 1996 through August 31, 1996. Effective September 1, 1996, the interest rate was reduced to a floating rate equal to 125 basis points over one-month LIBOR. In conjunction with obtaining the Original Unsecured Facility (see below), the Operating Partnership repaid in full and terminated the First Prudential Facility on August 7, 1997. The Operating Partnership had outstanding borrowings of $6,000 at December 31, 1996 under the First Prudential Facility.

    BANK FACILITY

    The Operating Partnership had a revolving credit facility (the "Bank Facility"), secured by certain of its properties, in the amount of $75,000 from two participating banks. The Bank Facility had a three-year term and bore interest at 150 basis points over one-month LIBOR. In conjunction with obtaining the Original Unsecured Facility (see below), the Operating Partnership repaid in full and terminated the Bank Facility on August 7, 1997. The Operating Partnership had outstanding borrowings of $23,805 at December 31, 1996 under the Bank Facility.

    SECOND PRUDENTIAL FACILITY

    The Operating Partnership has a revolving credit facility ("Second Prudential Facility") from PSC in the amount of $100,000 which currently bears interest at 110 basis points over one-month LIBOR, and matures on March 31, 1999. The Second Prudential Facility is a recourse liability of the Operating Partnership and is secured by the Operating Partnership's equity interest in Harborside. The terms of the Second Prudential Facility include certain restrictions and covenants that limit, among other things, dividend payments and additional indebtedness and that require compliance with specified financial ratios and other financial measurements. The Operating Partnership had no outstanding borrowings at December 31, 1997 and 1996 under the Second Prudential Facility.

    ORIGINAL UNSECURED FACILITY

    On August 6, 1997, the Operating Partnership obtained an unsecured revolving credit facility (the "Original Unsecured Facility") in the amount of $400,000 from a group of 13 lender banks. The Original Unsecured Facility has a three-year term and currently bears interest at 125 basis points over one-month LIBOR.

    The terms of the Original Unsecured Facility include certain restrictions and covenants which limit, among other things, dividend payments and additional indebtedness and which require compliance with specified financial ratios and other financial measurements. The Original Unsecured Facility also requires a fee on the unused balance payable quarterly in arrears, at a rate ranging from one-eighth of one percent to one-quarter of one percent of such balance, depending on the level of borrowings outstanding in relation to the total facility commitment.

    The Operating Partnership had outstanding borrowings of $356,751 and $122,100 at March 31, 1998 and December 31, 1997, respectively, under the Original Unsecured Facility. The Original Unsecured

                             MACK-CALI REALTY, L.P.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (DOLLARS IN THOUSANDS, EXCEPT PER UNIT AMOUNTS) (CONTINUED)

7. MORTGAGES AND LOANS PAYABLE (CONTINUED)
Facility was subsequently repaid and retired in connection with the Operating Partnership obtaining the 1998 Unsecured Facility in April 1998, as described below.

    1998 UNSECURED FACILITY

    On April 17, 1998, the Operating Partnership repaid in full and terminated the Original Unsecured Facility and obtained a new unsecured revolving credit facility (the "1998 Unsecured Facility") in the amount of $870,000 from a group of 25 lender banks, led by The Chase Manhattan Bank and Fleet National Bank. The 1998 Unsecured Facility has a three year term and currently bears interest at 110 basis points over LIBOR, a reduction of 15 basis points from the retired Original Unsecured Facility. Based upon the Operating Partnership's achievement of an investment grade long-term unsecured debt rating, the interest rate will be reduced, on a sliding scale, and a competitive bid option will become available.

    The terms of the 1998 Unsecured Facility include certain restrictions and covenants which limit, among other things, dividend payments and additional indebtedness and which require compliance with specified financial ratios and other financial measurements. The 1998 Unsecured Facility also requires a 17.5 basis point fee on the unused balance payable quarterly in arrears.

    The lending group for the 1998 Unsecured Facility consists of: The Chase Manhattan Bank, as administrative agent; Fleet National Bank, as syndication agent; PNC Bank, N.A., as documentation agent; Bankers Trust, Commerzbank, AG, The First National Bank of Chicago, First Union National Bank and NationsBank, as managing agents; Creditanstalt Corporate Finance, Inc., Dresdner Bank, AG, European American Bank (EAB), Hypo Bank, Societe Generale and Summit Bank, as co-agents; and Kredietbank, N.V., Key Bank, Mellon Bank, N.A., The Bank of New York, Citizens Bank, Crestar, DG Bank, Tokai Bank, US Trust, Bayerische Landesbank and Erste Bank.

$150,000 PRUDENTIAL MORTGAGE LOAN

    On April 30, 1998, the Operating Partnership obtained a $150,000, interest-only mortgage loan from The Prudential Insurance Company of America with a seven-year term. The mortgage loan, which is secured by 12 of the Operating Partnership's properties, has an effective annual interest rate of 7.1 percent, and includes a conversion feature whereby the Operating Partnership, upon receiving an investment-grade credit rating, will have the option to convert the loan into senior unsecured debt.

    The proceeds of the new loan were used, along with funds drawn from one of the Operating Partnership's credit facilities, to retire the Prudential Term Loan, as well as approximately $48,200 of the Mack Mortgages.

CONTINGENT OBLIGATION

    As part of the Harborside acquisition, the Operating Partnership agreed to make payments (with an estimated net present value of approximately $5,252 at acquisition date) to the seller for development rights ("Contingent Obligation") if and when the Operating Partnership commences construction on the acquired site during the next several years. However, the agreement provides, among other things, that even if the Operating Partnership does not commence construction, the seller may nevertheless require the Operating Partnership to acquire these rights during the six-month period after the end of the sixth year. After such period, the seller's option lapses, but any development in years 7 through 30 will require a

                             MACK-CALI REALTY, L.P.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (DOLLARS IN THOUSANDS, EXCEPT PER UNIT AMOUNTS) (CONTINUED)

7. MORTGAGES AND LOANS PAYABLE (CONTINUED) payment, on an increasing scale, for the development rights. For the three months ended March 31, 1998 and the year ended December 31, 1997, interest was imputed on the Contingent Obligation, thereby increasing the balance of the Contingent Obligation to $5,838 as of March 31, 1998 ($5,734 as of December 31,
1997).

INTEREST RATE CONTRACTS

    The Operating Partnership has an interest rate swap agreement with a commercial bank. The swap agreement fixes the Operating Partnership's one-month LIBOR base to a fixed 6.285 percent per annum on a notional amount of $24,000 through August 1999.

    The Operating Partnership also has another interest rate swap agreement with a commercial bank. This swap agreement has a three-year term and a notional amount of $26,000, which fixes the Operating Partnership's one-month LIBOR base to 5.265 percent per annum through January 1999.

    On November 20, 1997, the Operating Partnership entered into a seven-year, interpolated U.S. Treasury interest rate lock agreement with a commercial bank. The agreement fixes the Operating Partnership's base Treasury rate of 5.88 percent per annum on a notional amount of $150,000.

    The Operating Partnership is exposed to credit loss in the event of non-performance by the other parties to the interest rate contracts. However, the Operating Partnership does not anticipate non-performance by any of its counterparties.

SCHEDULED PRINCIPAL PAYMENTS, INTEREST PAID AND CAPITALIZED INTEREST

    Scheduled principal payments on the mortgages and loans payable, as of December 31, 1997, are as follows:

YEAR                                                                                  AMOUNT
----------------------------------------------------------------------------------  ----------
1998..............................................................................  $  278,788
1999..............................................................................      61,848
2000..............................................................................     125,265
2001..............................................................................       5,538
2002..............................................................................      10,406
Thereafter........................................................................     490,805
                                                                                    ----------
Total.............................................................................  $  972,650
                                                                                    ----------
                                                                                    ----------

    Cash paid for interest for the three months ended March 31, 1998 and 1997 and the years ended December 31, 1997, 1996, and 1995 was $20,302 and $8,503, $36,917, $12,096, and $8,322, respectively. Interest capitalized by the Operating Partnership for the three months ended March 31, 1998 and 1997, and the years ended December 31, 1997, 1996 and 1995 was $201, none, $820, $118 and $27, respectively.

                             MACK-CALI REALTY, L.P.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (DOLLARS IN THOUSANDS, EXCEPT PER UNIT AMOUNTS) (CONTINUED)

8. PARTNERS' CAPITAL

    Partners' capital in the accompanying consolidated financial statements relates to common units in the Operating Partnership, in addition to certain preferred units and unit warrants in the Operating Partnership issued in conjunction with the Mack Transaction. Preferred and common units and unit warrants issued during 1997 and the first three months of 1998 are described in
Note 3.

    On August 13, 1996, the Company sold 3,450,000 shares of its common stock through a public stock offering (the "August 1996 Offering"), which included an exercise of the underwriters over-allotment option of 450,000 shares. Net proceeds from the August 1996 Offering (after offering costs) were approximately $76,830.

    On November 22, 1996, the Company completed an underwritten public offer and sale of 17,537,500 shares of its common stock. The Company received approximately $441,215 in net proceeds (after offering costs) from the offering, and used such funds to complete certain of the Company's property acquisitions in November and December 1996, pay down outstanding borrowings on its revolving credit facilities, and invest in Overnight Investments.

    On May 15, 1997, the stockholders approved an increase in the authorized shares of common stock in the Company to 190,000,000.

    On October 15, 1997, the Company completed an underwritten public offer and sale of 13,000,000 shares (the "1997 Offering") of its common stock The Company received approximately $489,116 in net proceeds (after offering costs) from the 1997 Offering. The Company used $160,000 of such proceeds to repay outstanding borrowings on its Unsecured Facility and the remainder of the proceeds to fund a portion of the purchase price of the Mack Transaction, for other acquisitions, and for general corporate purposes.

    On February 25, 1998, the Company completed an underwritten public offer and sale of 2,500,000 shares of its common stock (the "1998 Offering") and used the net proceeds of approximately $92,000 (after offering costs) to pay down a portion of its outstanding borrowings under the Unsecured Facility and to fund the acquisition of Moutainview (see Note 3).

    On March 18, 1998, in connection with the acquisition of several properties and land within the Prudential Business Campus, the Company completed an offer and sale of 2,705,628 shares of its common stock using the net proceeds of approximately $99,899 (after offering costs) in the funding of such acquisition (see Note 3).

    On March 27, 1998, the Company completed an underwritten public offer and sale of 650,407 shares of its common stock and used the net proceeds, which totaled approximately $23,690 (after offering costs) to pay down a portion of its outstanding borrowings under the Operating Partnership's credit facilities.

    On April 29, 1998, the Company completed an underwritten offer and sale of 994,228 shares of its common stock and used the proceeds, which totaled approximately $34,650 (after offering costs) primarily to pay down a portion of its outstanding borrowings under the Operating Partnership's credit facilities.

    On May 29, 1998, the Company completed an underwritten public offer and sale of 984,615 shares of its common stock and used the net proceeds, which totaled approximately $34.2 million (after offering costs) primarily to pay down a portion of its outstanding borrowings under the Operating Partnership's credit facilities.

                             MACK-CALI REALTY, L.P.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (DOLLARS IN THOUSANDS, EXCEPT PER UNIT AMOUNTS) (CONTINUED)

8. PARTNERS' CAPITAL (CONTINUED)
    The proceeds of the above offerings were contributed to the Operating Partnership in exchange for units.

PREFERRED UNITS

    As described in Note 3, in connection with the funding of the Mack Transaction, the Operating Partnership issued 15,237 Series A Preferred Units and 215,325 Series B Preferred Units, with an aggregate value of $236,490. The Preferred Units have a stated value of $1,000 per unit and are preferred as to assets over any class of common units or other class of preferred units of the Operating Partnership, based on circumstances per the applicable unit certificates.

    The quarterly distribution on each Preferred Unit is an amount equal to the greater of (i) $16.875 (representing 6.75 percent of the Preferred Unit stated value of $1,000 on an annualized basis) or (ii) the quarterly distribution attributable to a Preferred Unit determined as if such unit had been converted into common units, subject to adjustment for customary anti-dilution rights. Each of the Series A Preferred Units may be converted at any time into common units at a conversion price of $34.65 per common unit, and, after the one year anniversary of the date of the Series A Preferred Units' initial issuance, common units received pursuant to such conversion may be redeemed into common stock. Each of the Series B Preferred Units may be converted at any time into common units at a conversion price of $34.65 per unit, and, after the three year anniversary of the date of the Series B Preferred Units' initial issuance, common units received pursuant to such conversion may be redeemed into common stock. Each of the common units are redeemable after one year for an equal number of shares of common stock.

    The Preferred Unit to common unit conversion rate of $34.65 per common unit, was an amount less than the $39.0625 closing stock price on the date of closing of the Mack Transaction. Accordingly, the Operating Partnership recorded, on December 11, 1997, the financial value ascribed to this beneficial conversion feature inherent in the Preferred Units upon issuance, totaling $29,361 and was recorded as beneficial conversion feature in Partners' Capital. The beneficial conversion feature was amortized in full as the Preferred Units were immediately convertible upon issuance; such amortization was included in the Statement of Operations for the year ended December 31, 1997.

    During the three months ended March 31, 1998, the Operating Partnership issued 1,839 additional Preferred Units (1,111 of Series A and 728 of Series B), valued at approximately $1,886, in connection with the achievement of certain performance goals at the Mack Properties in redemption of an equivalent number of Contingent Units. Such Preferred Units carry the identical terms as those issued in the Mack Transaction.

COMMON UNITS

    Certain individuals and entities own common units in the Operating Partnership. A common unit and a share of common stock of the Company have substantially the same economic characteristics in as much as they effectively share equally in the net income or loss of the Operating Partnership.

    Common units are redeemable by the common unitholders (other than the General Partner) at their option, subject to certain restrictions, on the basis of one common unit for either one share of common stock or cash equal to the fair market value of a share at the time of the redemption. The Company has the option to deliver shares of common stock in exchange for all or any portion of the cash requested. When a

                             MACK-CALI REALTY, L.P.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (DOLLARS IN THOUSANDS, EXCEPT PER UNIT AMOUNTS) (CONTINUED)

8. PARTNERS' CAPITAL (CONTINUED)
Unitholder redeems a common unit, limited partner's capital is reduced and the general partner's capital is increased. Common units held by the Company are not redeemable.

    As described in Note 3, the Operating Partnership issued an aggregate of 3,408,532 common units in 1997 in connection with the completion of the RM Transaction, the Mack Transaction and Princeton Overlook.

    During the three months ended March 31, 1998, a common unitholder redeemed 20,000 common units and received $766 in cash from the Operating Partnership. Additionally, certain other common unitholders redeemed an aggregate of 22,300 common units for an equivalent number of shares of common stock in the Company.

    On March 26, 1998, in connection with the Pacifica I Acquisition, the Operating Partnership issued 100,175 common units, valued at approximately $3,779.


    During the three months ended March 31, 1998, the Company also issued 634,000 common units, valued at approximately $21,405, in connection with the achievement of certain performance goals at the Mack Properties in redemption for an equivalent number of contingent common units.


CONTINGENT COMMON & PREFERRED UNITS


    In conjunction with the completion of the Mack Transaction, 2,006,432 contingent Common units, 11,895 Series A contingent Preferred Units and 7,799 Series B contingent Preferred Units (collectively, the "Contingent Units") were issued as contingent non-participating units. Such Contingent Units have no voting, distribution or other rights until such time as they are redeemed into common units, Series A Preferred Units, and Series B Preferred Units, respectively. Redemption of such Contingent Units shall occur upon the achievement of certain performance goals relating to certain of the Mack Properties, specifically the achievement of certain leasing activity. When Contingent Units are redeemed for Common and Preferred Units, an adjustment to the purchase price of the Mack Properties is recorded, based on the value of the units issued. On account of certain of the performance goals having been achieved during the three months ended March 31, 1998, the Operating Partnership redeemed 634,000 contingent common units and 1,839 contingent Preferred Units and issued an equivalent number of common and Preferred Units, as indicated above.


UNIT WARRANTS

    As described in Note 3, in connection with the funding of the Mack Transaction, the Operating Partnership granted warrants to purchase 2,000,000 common units. The Unit Warrants are exercisable at any time after one year from the date of their issuance and prior to the fifth anniversary thereof at an exercise price of $37.80 per common unit.

STOCK OPTION PLANS

    In 1994, and as subsequently amended, the Company established the Cali Employee Stock Option Plan ("Employee Plan") and the Cali Director Stock Option Plan ("Director Plan") under which a total of 5,380,188 shares (subject to adjustment) of the Company's common stock have been reserved for issuance (4,980,188 shares under the Employee Plan and 400,000 shares under the Director
Plan). Stock options

                             MACK-CALI REALTY, L.P.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (DOLLARS IN THOUSANDS, EXCEPT PER UNIT AMOUNTS) (CONTINUED)

8. PARTNERS' CAPITAL (CONTINUED)

granted under the Employee Plan in 1994 and 1995 become exercisable over a three-year period and those options granted under the Employee Plan in 1996 and 1997 become exercisable over a five-year period. All stock options granted under the Director Plan become exercisable in one year. All options were granted at the fair market value at the dates of grant and have terms of ten years. As of March 31, 1998 and December 31, 1997, the stock options outstanding had a weighted average remaining contractual life of approximately 9.0 years.


    As a result of certain provisions contained in certain of the Company's executive officers' employment agreements, on December 11, 1997, the Mack Transaction triggered the accelerated vesting of unvested stock options held by such officers on that date.

    Information regarding the Company's stock option plans is summarized below:

                                                                         EMPLOYEE   DIRECTOR
SHARES UNDER OPTION:                                                       PLAN       PLAN
----------------------------------------------------------------------  ----------  ---------
Outstanding at January 1, 1995 $15.25-$17.25 per share................     600,000     25,000
Granted at $17.25-$19.875 per share...................................     220,200     10,000
Less-Lapsed or canceled...............................................      (3,588)    --
                                                                        ----------  ---------
Outstanding at December 31, 1995 $15.25-$19.875 per share.............     816,612     35,000
Granted at $21.50-$26.25 per share....................................     795,700     14,000
Less-Lapsed or canceled...............................................      (7,164)    --
Exercised at $17.25 per share.........................................    (116,041)   (10,000)
                                                                        ----------  ---------
Outstanding at December 31, 1996 $15.25-$26.25 per share..............   1,489,107     39,000
Granted at $33.00-$38.75 per share....................................   1,956,538    170,000
Less-Lapsed or canceled...............................................     (30,073)    --
Exercised at $17.25-$26.25 per share..................................    (335,282)    (2,000)
                                                                        ----------  ---------
Outstanding at December 31, 1997 $15.25-$38.75 per share..............   3,080,290    207,000
Granted at $37.3125 per share.........................................     901,150     --
Less--Lapsed or canceled..............................................        (344)    --
Exercised at $17.25-$30.75............................................     (99,062)    (2,000)
                                                                        ----------  ---------
Outstanding at March 31, 1998 $15.25-$38.75 per share.................   3,882,034    205,000
                                                                        ----------  ---------
                                                                        ----------  ---------
Exercisable at December 31, 1997......................................     967,618     37,000
Exercisable at March 31, 1998.........................................   1,295,965     45,000
                                                                        ----------  ---------
Available for grant at December 31, 1996..............................     175,040     51,000
Available for grant at December 31, 1997..............................   1,448,575    181,000
Available for grant at March 31, 1998.................................     547,769    181,000
                                                                        ----------  ---------


    The weighted-average fair value of options granted during 1997, 1996, and 1995 were $6.66, $2.41, and $1.28 per option, respectively. The fair value of each significant option grant is estimated on the date of

                             MACK-CALI REALTY, L.P.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (DOLLARS IN THOUSANDS, EXCEPT PER UNIT AMOUNTS) (CONTINUED)

8. PARTNERS' CAPITAL (CONTINUED)
grant using the Black-Scholes model. The following weighted average assumptions are included in the Company's fair value calculations of stock options:

                                                                      1997       1996       1995
                                                                    ---------  ---------  ---------
Expected life (years).............................................          6          6          6
Risk-free interest rate...........................................       5.84%      6.11%      6.58%
Volatility........................................................      23.76%     19.14%      1.41%
Dividend yield....................................................       5.29%      7.58%     10.20%

WARRANTS

    On January 31, 1997, in conjunction with the completion of the RM Transaction, the Company granted a total of 400,000 warrants to purchase an equal number of shares of common stock at $33 per share (the market price at date of grant) to Timothy Jones, Brad Berger and certain other Company employees formerly with RM. Such warrants vest equally over a three-year period and have a term of ten years. The unvested warrants held by Timothy Jones and Brad Berger became immediately exercisable on December 11, 1997 as a result of provisions contained in their employment agreements, which were triggered by the Mack Transaction.

    On December 12, 1997, in conjunction with the completion of the Mack Transaction, the Company granted a total of 491,756 warrants to purchase an equal number of shares of common stock at $38.75 per share (the market price at date of grant) to Mitchell Hersh, and certain other Company executives formerly with Patriot American Office Group. Such warrants vest equally over a five-year period and have a term of ten years.

    The weighted-average fair value of warrants granted during 1997 were $6.27 per warrant. No warrants were outstanding in 1995 or 1996. The fair value of each warrant grant is estimated on the date of grant using the Black-Scholes model. The following weighted average assumptions are included in the Company's fair value calculations of warrants granted during 1997:

Expected life (years)................................................          6
Risk-free interest rate..............................................       5.96%
Volatility...........................................................      22.77%
Dividend yield.......................................................       5.29%

FASB NO. 123

    Under the above models, the value of stock options and warrants granted during 1997, 1996 and 1995 totaled approximately $22,998, $1,955, and $294, respectively, which would be amortized ratably on a pro forma basis over the appropriate vesting period. Had the Operating Partnership determined compensation cost for these granted securities in accordance with FASB No. 123, the Operating Partnership's pro forma net (loss) income and basic (loss) earnings per share and diluted (loss) earnings per share would have been ($2,425), ($0.06) and ($0.05) in 1997, $36,115, $1.71 and $1.68 in 1996 and
$17,043, $1.22 and $1.21 in 1995. The FASB No. 123 method of accounting does not apply to options granted prior to January 1, 1995 and accordingly, the resulting pro forma compensation cost may not be representative of that to be expected in the future.

                             MACK-CALI REALTY, L.P.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (DOLLARS IN THOUSANDS, EXCEPT PER UNIT AMOUNTS) (CONTINUED)

8. PARTNERS' CAPITAL (CONTINUED)
STOCK COMPENSATION

    In January 1997, the Company entered into employment contracts with seven of its key executives which provided for, among other things, compensation in the form of stock awards (the "Restricted Stock Awards") and Company-financed stock purchase rights (the "Stock Purchase Rights"), and associated tax obligation payments. In connection with the Restricted Stock Awards, the executives were to receive 199,070 shares of the Company's common stock vesting over a five-year period contingent on the Company meeting certain performance objectives. Additionally, pursuant to the terms of the Stock Purchase Rights, the Company provided fixed rate, non-recourse loans, aggregating $4,750, to such executives to finance their purchase of 152,000 shares of the Company's common stock, which the Company agreed to forgive ratably over five years, subject to continued employment. Such loans were for amounts equal to the fair market value of the associated shares at the date of grant. Subsequently, from April 18, 1997 through April 24, 1997, the Company purchased, for constructive retirement, 152,000 shares of its outstanding common stock for $4,680. The excess of the purchase price over par value was recorded as a reduction to additional paid-in capital. Concurrent with this purchase, the Company sold to the Operating Partnership 152,000 Units for $4,680.

    The value of the Restricted Stock Awards and the balance of the loans related to the Stock Purchase Rights at the grant date, were recorded as unamortized stock compensation in stockholders' equity. As a result of certain provisions contained in certain of the Company's executive officers' employment agreements, which were triggered by the Mack Transaction on December 11, 1997, the loans provided by the Company under the Stock Purchase Rights were forgiven by the Company, and the vesting and issuance of the restricted stock issued under the Restricted Stock Awards was accelerated, and related tax obligation payments were made. As a result, the accelerated cost of $16,788 affecting the stock compensation described above was included in non-recurring merger-related charges for the year ended December 31, 1997. With such accelerated vestings there was no remaining balance in unamortized stock compensation as of December 31, 1997.

    Included in general and administrative expense for the year ended December 31, 1997 is $2,257 relating to the normal cost of Restricted Stock Awards and Stock Purchase Rights.

EARNINGS PER UNIT

    FASB No. 128 requires a dual presentation of basic and diluted earnings per unit ("EPU") on the face of the income statement for all companies with complex capital structures even where the effect of such dilution is not material. Basic EPU excludes dilution and is computed by dividing net income available to common unitholders by the weighted average number of units outstanding for the period. Diluted EPU reflects the potential dilution that could occur if securities or other contracts to issue common units were exercised or converted into common units.

                             MACK-CALI REALTY, L.P.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (DOLLARS IN THOUSANDS, EXCEPT PER UNIT AMOUNTS) (CONTINUED)

8. PARTNERS' CAPITAL (CONTINUED)
    The following information presents the Operating Partnership's results for the three months ended March 31, 1998 and 1997, and the years ended December 31, 1997, 1996 and 1995 in accordance with FASB No. 128.

                                                          FOR THE THREE MONTHS ENDED MARCH 31,
                                                                      (UNAUDITED)
                                                             1998                      1997
                                                   ------------------------  ------------------------
                                                    BASIC EPU   DILUTED EPU   BASIC EPU   DILUTED EPU
                                                   -----------  -----------  -----------  -----------
Net income.......................................   $  29,938    $  29,938    $  18,095    $  18,095
                                                   -----------  -----------  -----------  -----------
                                                   -----------  -----------  -----------  -----------
Weighted average units...........................      57,933       58,682       40,085       40,817
                                                   -----------  -----------  -----------  -----------
Per Unit.........................................   $    0.52    $    0.51    $    0.45    $    0.44
                                                   -----------  -----------  -----------  -----------
                                                   -----------  -----------  -----------  -----------

                                                                      FOR THE YEAR ENDED DECEMBER 31,
                                              --------------------------------------------------------------------------------
                                                         1997                       1996                       1995
                                              --------------------------  -------------------------  -------------------------
                                               BASIC EPU    DILUTED EPU    BASIC EPU   DILUTED EPU    BASIC EPU   DILUTED EPU
                                              -----------  -------------  -----------  ------------  -----------  ------------

Net income..................................   $   2,133     $   2,133     $  36,618    $   36,618    $  17,146    $   17,146
                                              -----------       ------    -----------  ------------  -----------  ------------
                                              -----------       ------    -----------  ------------  -----------  ------------
Weighted average units......................      43,356        44,156        21,172        21,436       13,986        14,041
                                              -----------       ------    -----------  ------------  -----------  ------------
Per Unit....................................   $    0.05     $    0.05     $    1.73    $     1.71    $    1.23    $     1.22
                                              -----------       ------    -----------  ------------  -----------  ------------
                                              -----------       ------    -----------  ------------  -----------  ------------

    The following schedule reconciles the units used in the basic EPU calculation to the units used in the diluted EPU calculation (units in thousands).

                                                                   FOR THE THREE MONTHS
                                                                     ENDED MARCH 31,     FOR THE YEAR ENDED DECEMBER 31,
                                                                       (UNAUDITED)
                                                                   --------------------  -------------------------------
                                                                     1998       1997       1997       1996       1995
                                                                   ---------  ---------  ---------  ---------  ---------
Basic EPU Units:.................................................     57,933     40,085     43,356     21,172     13,986
Add: Stock Options...............................................        612        533        579        264         55
    Restricted Stock Awards......................................     --            199        188     --         --
    Stock Warrants...............................................        137     --             33     --         --
                                                                   ---------  ---------  ---------  ---------  ---------
Diluted EPU Units:...............................................     58,682     40,817     44,156     21,436     14,041
                                                                   ---------  ---------  ---------  ---------  ---------
                                                                   ---------  ---------  ---------  ---------  ---------

9. EMPLOYEE BENEFIT PLAN

    All employees of the Company who meet certain minimum age and period of service requirements are eligible to participate in a 401(k) defined contribution plan (the "Plan"). The Plan allows eligible employees to defer up to 15 percent of their annual compensation. The amounts contributed by employees are immediately vested and non-forfeitable. The Company, at management's discretion, may match employee contributions. No employer contributions have been made to date.

                             MACK-CALI REALTY, L.P.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (DOLLARS IN THOUSANDS, EXCEPT PER UNIT AMOUNTS) (CONTINUED)

10. DISCLOSURE OF FAIR VALUE OF FINANCIAL INSTRUMENTS

    The following disclosure of estimated fair value was determined by management using available market information and appropriate valuation methodologies. However, considerable judgement is necessary to interpret market data and develop estimated fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Operating Partnership could realize on disposition of the financial instruments at December 31, 1997 and 1996. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

    Cash equivalents, receivables, accounts payable, and accrued expenses and other liabilities are carried at amounts which reasonably approximate their fair values.

    Mortgages and loans payable had an aggregate carrying value of $972,650 and $268,010 as of December 31, 1997 and 1996, respectively, which approximates their estimated aggregate fair value (excluding prepayment penalties) based upon then current interest rates for debt with similar terms and remaining maturities.

    The estimated cost to settle the Operating Partnership's interest rate contracts, at December 31, 1997 and 1996, based on quoted market prices of comparable contracts was $1,404 and $140, respectively.

    Disclosure about fair value of financial instruments is based on pertinent information available to management as of December 31, 1997 and 1996. Although management is not aware of any factors that would significantly affect the fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since December 31, 1997 and current estimates of fair value may differ significantly from the amounts presented herein.

11. COMMITMENTS AND CONTINGENCIES

TAX ABATEMENT AGREEMENTS

GROVE STREET PROPERTY

    Pursuant to an agreement with the City of Jersey City, New Jersey, as amended, expiring in 2004, the Operating Partnership is required to make payments in lieu of property taxes ("PILOT") on its property at 95 Christopher Columbus Drive, Jersey City, Hudson County, New Jersey. Such PILOT, as defined, is $1,267 per annum through May 31, 1999 and $1,584 per annum through May 31, 2004.

HARBORSIDE FINANCIAL CENTER PROPERTY

    Pursuant to an agreement with the City of Jersey City, New Jersey obtained by the former owner of the Harborside property in 1988 and assumed by the Operating Partnership as part of the acquisition of the property in November 1996, the Operating Partnership is required to make PILOT payments on its Harborside property. The agreement, which commenced in 1990, is for a term of 15 years. Such PILOT is equal to two percent of Total Project Costs, as defined, in year one and increases by $75 per annum through year fifteen. Total Project Costs, as defined, are $148,712.

                             MACK-CALI REALTY, L.P.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (DOLLARS IN THOUSANDS, EXCEPT PER UNIT AMOUNTS) (CONTINUED)

11. COMMITMENTS AND CONTINGENCIES (CONTINUED)
GROUND LEASE AGREEMENTS

    Future minimum rental payments under the terms of all non-cancelable ground leases, under which the Operating Partnership is the lessee,as of December 31, 1997 are as follows:

YEAR                                                                                  AMOUNT
-----------------------------------------------------------------------------------  ---------
1998...............................................................................  $     320
1999...............................................................................        320
2000...............................................................................        320
2001...............................................................................        320
2002...............................................................................        320
Thereafter.........................................................................     17,851
                                                                                     ---------
Total..............................................................................  $  19,451
                                                                                     ---------
                                                                                     ---------

OTHER CONTINGENCIES

    On December 10, 1997, a Shareholder's Derivative Action was filed in Maryland Court on behalf of one individual shareholder. The complaint questioned certain executive compensation decisions made by the Company's Board of Directors in connection with the Mack Transaction. The Board's compensation decisions were discussed in the proxy materials distributed in connection with the Mack Transaction and were approved by in excess of 99 percent of the voting shareholders. Although the Company believes that this lawsuit was factually and legally baseless, the Company on May 4, 1998 agreed to a settlement pursuant to which it incurred a cost of approximately $554, and agreed to certain changes to employment agreements of certain of its executive officers. The Company expects to incur an additional $196 in costs associated with defending this action. The Company provided for $750 at December 31, 1997 for this matter which is included in non-recurring merger-related charges.

    The Operating Partnership is a defendant in other certain litigation arising in the normal course of business activities. Management does not believe that the resolution of these matters will have a materially adverse effect upon the Operating Partnership.

12. TENANT LEASES

    The Properties are leased to tenants under operating leases with various expiration dates through 2020. Substantially all of the leases provide for annual base rents plus recoveries and escalation charges based upon the tenant's proportionate share of and/or increases in real estate taxes and certain operating costs, as defined, and the pass through of charges for electrical usage.

                             MACK-CALI REALTY, L.P.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (DOLLARS IN THOUSANDS, EXCEPT PER UNIT AMOUNTS) (CONTINUED)

12. TENANT LEASES (CONTINUED)

    Future minimum rentals to be received under non-cancelable operating leases at December 31, 1997 are as follows:

YEAR                                                                                 AMOUNT
--------------------------------------------------------------------------------  ------------
1998............................................................................  $    335,286
1999............................................................................       304,157
2000............................................................................       259,715
2001............................................................................       207,136
2002............................................................................       168,239
Thereafter......................................................................       690,884
                                                                                  ------------
Total...........................................................................  $  1,965,417
                                                                                  ------------
                                                                                  ------------

13. IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

    In June 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income ("FASB No. 130"), which establishes standards for the reporting and display of comprehensive income and its components. This statement requires a separate statement to report the components of comprehensive income for each period reported. The provisions of this statement are effective for fiscal years beginning after December 15, 1997. Management believes that they currently do not have items that would require presentation in a separate statement of comprehensive income.

    In June 1997, the FASB also issued Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information, ("FASB No. 131"), which establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and require that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. This statement is effective for financial statements for periods beginning after December 15, 1997, and requires that comparative information from earlier years be restated to conform to the requirements of this standard.

14. PRO FORMA FINANCIAL INFORMATION (UNAUDITED)

    The following pro forma financial information for the years ended December 31, 1997 and 1996 are presented as if the acquisitions, disposition and common stock offerings in 1996, the RM Transaction, the Mack Transaction and 1997 stock offering and the 1997 acquisitions of 1345 Campus, Westlakes, Shelton Place, 200 Corporate, Three Independence, The Trooper Building, Concord Plaza and Princeton Overlook had all occurred on January 1, 1996. The pro forma information for the three month periods ended March 31, 1998 and 1997 are presented as if the RM Transaction, the Mack Transaction and all other acquisitions and common stock offering completed in 1997, and during the three months ended March 31, 1998 had all occurred on January 1, 1997. The pro forma financial information excludes any deduction for the non-recurring merger-related charges and beneficial conversion feature charge included in the Operating Partnership's historical information for the year ended December 31, 1997. In management's opinion, all adjustments necessary to reflect the effects of these transactions have been made.

                             MACK-CALI REALTY, L.P.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (DOLLARS IN THOUSANDS, EXCEPT PER UNIT AMOUNTS) (CONTINUED)

14. PRO FORMA FINANCIAL INFORMATION (UNAUDITED) (CONTINUED)
    This pro forma financial information is not necessarily indicative of what the actual results of operations of the Operating Partnership would have been assuming such transactions had been completed as of January 1, 1996 or 1997, nor do they represent the results of operations of future periods.

                                                                     THREE MONTHS ENDED          YEAR ENDED
                                                                         MARCH 31,              DECEMBER 31,
                                                                   ----------------------  ----------------------
                                                                      1998        1997        1997        1996
                                                                   ----------  ----------  ----------  ----------
Total revenues...................................................  $  116,530  $  116,554  $  429,796  $  407,181
Operating and other expenses.....................................     (34,470)    (35,779)   (129,293)   (125,618)
General and administrative.......................................      (6,600)     (6,070)    (24,112)    (21,462)
Depreciation and amortization....................................     (17,982)    (16,910)    (61,197)    (59,440)
Interest expense.................................................     (22,753)    (24,469)    (66,496)    (67,217)
                                                                   ----------  ----------  ----------  ----------
Income before extraordinary item and Preferred Unit distribution
  requirement....................................................      34,725      33,326     148,698     133,444
Preferred Unit distribution requirement..........................      (3,911)     (3,891)    (15,563)    (15,563)
                                                                   ----------  ----------  ----------  ----------
Income before extraordinary item available for common
  unitholders....................................................  $   30,814  $   29,435  $  133,135  $  117,881
                                                                   ----------  ----------  ----------  ----------
                                                                   ----------  ----------  ----------  ----------
Basic earnings per common unit...................................  $     0.49  $     0.48  $     2.39  $     2.12
Basic weighted average units outstanding.........................      62,453      61,233      55,773      55,521
Diluted earnings per common unit.................................  $     0.48  $     0.48  $     2.35  $     2.11
Diluted weighted average units outstanding.......................      63,676      61,965      56,573      55,786

                             MACK-CALI REALTY, L.P.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (DOLLARS IN THOUSANDS, EXCEPT PER UNIT AMOUNTS) (CONTINUED)

15. CONDENSED QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

    The following summarizes the condensed quarterly financial information for the Operating Partnership:

                                                                   QUARTER ENDED 1997
                                                    ------------------------------------------------
                                                                  SEPTEMBER
                                                    DECEMBER 31      30        JUNE 30    MARCH 31
                                                    -----------  -----------  ---------  -----------
Total revenues....................................   $  74,495    $  62,609   $  60,542   $  52,155
Operating and other expenses......................      22,580       18,928      18,068      15,574
General and administrative........................       5,260        3,675       3,754       3,173
Depreciation and amortization.....................      11,194        9,339       8,799       7,493
Interest expense..................................      10,680       10,694       9,884       7,820
Non-recurring merger-related charges..............      46,519       --          --          --
                                                    -----------  -----------  ---------  -----------
Loss/Income before extraordinary item.............     (21,738)      19,973      20,037      18,095
Extraordinary item--loss on early retirement
  debt............................................      --            3,985      --          --
                                                    -----------  -----------  ---------  -----------
Net (loss) income.................................   $ (21,738)   $  15,988   $  20,037   $  18,095
                                                    -----------  -----------  ---------  -----------
                                                    -----------  -----------  ---------  -----------
BASIC EARNINGS PER UNIT:
  (Loss) income before extraordinary item.........   $   (1.00)   $    0.49   $    0.49   $    0.45
  Extraordinary item..............................      --            (0.10)     --          --
                                                    -----------  -----------  ---------  -----------
Net (loss) income.................................   $   (1.00)   $    0.39   $    0.49   $    0.45
                                                    -----------  -----------  ---------  -----------
                                                    -----------  -----------  ---------  -----------
DILUTED EARNINGS PER UNIT:
  (Loss) income before extraordinary item.........   $   (1.00)   $    0.49   $    0.49   $    0.44
  Extraordinary item..............................      --            (0.10)     --          --
                                                    -----------  -----------  ---------  -----------
Net (loss) income.................................   $   (1.00)   $    0.39   $    0.49   $    0.44
                                                    -----------  -----------  ---------  -----------
                                                    -----------  -----------  ---------  -----------
Distributions declared per common unit............   $    0.50    $    0.50   $    0.45   $    0.45

                             MACK-CALI REALTY, L.P.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (DOLLARS IN THOUSANDS, EXCEPT PER UNIT AMOUNTS) (CONTINUED)

15. CONDENSED QUARTERLY FINANCIAL INFORMATION (UNAUDITED) (CONTINUED)

                                                                   QUARTER ENDED 1996
                                                    ------------------------------------------------
                                                                  SEPTEMBER
                                                    DECEMBER 31      30        JUNE 30    MARCH 31
                                                    -----------  -----------  ---------  -----------
Total revenues....................................   $  32,370    $  22,518   $  21,013   $  19,571
Operating and other expenses......................       9,404        7,035       6,579       6,644
General and administrative........................       2,365        1,371       1,128         936
Depreciation and amortization.....................       4,880        3,469       3,348       3,034
Interest expense..................................       4,665        2,999       3,265       2,829
                                                    -----------  -----------  ---------  -----------
Income before gain on sale of rental property
extraordinary item................................      11,056        7,644       6,693       6,128
Gain on sale of rental property...................      --           --          --           5,658
                                                    -----------  -----------  ---------  -----------
Income before extraordinary item..................      11,056        7,644       6,693      11,786
Extraordinary item--loss on early retirement
  debt............................................      --           --          --             561
                                                    -----------  -----------  ---------  -----------
Net income........................................   $  11,056    $   7,644   $   6,693   $  11,225
                                                    -----------  -----------  ---------  -----------
                                                    -----------  -----------  ---------  -----------
BASIC EARNINGS PER UNIT:
  Income before extraordinary item................   $    0.39    $    0.39   $    0.37   $    0.66
  Extraordinary item..............................      --           --          --           (0.03)
                                                    -----------  -----------  ---------  -----------
Net income........................................   $    0.39    $    0.39   $    0.37   $    0.63
                                                    -----------  -----------  ---------  -----------
                                                    -----------  -----------  ---------  -----------
DILUTED EARNINGS PER UNIT:
  Income before extraordinary item................   $    0.38    $    0.38   $    0.37   $    0.65
  Extraordinary item..............................      --           --          --           (0.03)
                                                    -----------  -----------  ---------  -----------
Net income........................................   $    0.38    $    0.38   $    0.37   $    0.62
                                                    -----------  -----------  ---------  -----------
                                                    -----------  -----------  ---------  -----------
Distributions declared per common unit............   $    0.45    $    0.45   $    0.43   $    0.43

                                  SCHEDULE III

                             MACK-CALI REALTY, L.P.

              REAL ESTATE INVESTMENTS AND ACCUMULATED DEPRECIATION

                               DECEMBER 31, 1997
                             (DOLLARS IN THOUSANDS)

                                                                            INITIAL COSTS            COSTS
                                                                        ----------------------    CAPITALIZED
                                      YEAR                 RELATED                BUILDING AND     SUBSEQUENT
PROPERTY LOCATION(2)                  BUILT   ACQUIRED   ENCUMBRANCES     LAND    IMPROVEMENTS   TO ACQUISITION
-----------------------------------  -------  --------   ------------   --------  ------------   --------------
ATLANTIC COUNTY, NEW JERSEY
EGG HARBOR
100 Decadon Drive(O)...............     1987    1995         --         $    300   $    3,282       $     71
200 Decadon Drive(O)...............     1991    1995         --              369        3,241             97

BERGEN COUNTY, NEW JERSEY
FAIR LAWN
17-17 Rte 208 N.(O)................     1987    1995       $ 18,033        3,067       19,415            282
FORT LEE
One Bridge Plaza(O)................     1981    1996         13,800        2,439       24,462          1,137
LITTLE FERRY
200 Riser Road(O)..................     1974    1997          7,006        3,888       15,551        --
MONTVALE
135 Chestnut Ridge Road(O).........     1981    1997         --            2,587       10,350        --
95 Chestnut Ridge Road(O)..........     1975    1997          1,183        1,227        4,907        --
PARAMUS
140 Ridgewood Avenue(O)............     1981    1997         --            7,932       31,729        --
15 East Midland Avenue(O)..........     1988    1997         28,022       10,375       41,497        --
461 From Road(O)...................     1988    1997         29,890       13,194       52,778        --
61 South Paramus Avenue(O).........     1985    1997         --            9,005       36,018        --
650 From Road(O)...................     1978    1997         --           10,487       41,949        --
ROCHELLE PARK
120 Passaic Street(O)..............     1972    1997         --            1,354        5,415        --
365 West Passaic Street(O).........     1976    1997         --            4,148       16,592        --
SADDLE RIVER
1 Lake Street(O)...................  1973/94    1997         --           13,952       55,812        --
WOODCLIFF LAKE
400 Chestnut Ridge Road(O).........     1982    1997         15,281        4,201       16,802        --
470 Chestnut Ridge Road(O).........     1987    1997         --            2,346        9,385        --
530 Chestnut Ridge Road(O).........     1986    1997         --            1,860        7,441        --
50 Tice Boulevard(O)...............     1984    1994         19,300        4,500      --              25,325
300 Tice Boulevard(O)..............     1991    1996         17,400        5,424       29,688            162

BURLINGTON COUNTY, NEW JERSEY
DELRAN
Tenby Chase Apartments(M)..........     1970    1994         --              396      --               5,107
MOORESTOWN
224 Strawbridge Drive(O)...........     1984    1997         --              766        4,334          1,381
228 Strawbridge Drive(O)...........     1984    1997         --              767        4,333            383

ESSEX COUNTY, NEW JERSEY
MILLBURN
150 J.F. Kennedy Parkway(O)........     1980    1997         28,890       12,606       50,425        --
ROSELAND
101 Eisenhower Parkway(O)..........     1980    1994         10,900          228      --              13,930
103 Eisenhower Parkway(O)..........     1985    1994         11,200        --         --              14,040

HUDSON COUNTY, NEW JERSEY
JERSEY CITY
95 Christopher Columbus Drive(O)...     1989    1994         74,600        6,205      --              79,479
Harborside Financial Center Plaza
  I(O).............................     1983    1996         --            3,923       51,013              5
Harborside Financial Center Plaza
  II(O)............................     1990    1996         48,099       17,655      101,546          1,343
Harborside Financial Center Plaza
  III(O)...........................     1990    1996        107,635       17,655      101,878            367

MERCER COUNTY, NEW JERSEY
HAMILTON TOWNSHIP
100 Horizon Drive(F)...............     1989    1995         --              205        1,676        --
200 Horizon Drive(F)...............     1991    1995         --              205        3,027              1
300 Horizon Drive(F)...............     1989    1995         --              379        4,355              8
500 Horizon Drive(F)...............     1990    1995         --              379        3,395             86
PRINCETON
5 Vaughn Drive(O)..................     1987    1995         --              657        9,800            148
400 Alexander Road(O)..............     1987    1995         --              344        3,917          2,397
103 Carnegie Center(O).............     1984    1996         --            2,566        7,868            362
100 Overlook Center(O).............     1988    1997         --            4,068       23,150        --

                                     GROSS AMOUNT AT WHICH
                                      CARRIED AT CLOSE OF
                                           PERIOD(1)
                                     ----------------------
                                               BUILDING AND               ACCUMULATED
PROPERTY LOCATION(2)                   LAND    IMPROVEMENTS     TOTAL     DEPRECIATION
-----------------------------------  --------  ------------   ----------  -----------
ATLANTIC COUNTY, NEW JERSEY
EGG HARBOR
100 Decadon Drive(O)...............  $    300   $    3,353    $    3,653   $    180
200 Decadon Drive(O)...............       369        3,338         3,707        193
BERGEN COUNTY, NEW JERSEY
FAIR LAWN
17-17 Rte 208 N.(O)................     3,067       19,697        22,764      1,420
FORT LEE
One Bridge Plaza(O)................     2,439       25,599        28,038        644
LITTLE FERRY
200 Riser Road(O)..................     3,888       15,551        19,439         17
MONTVALE
135 Chestnut Ridge Road(O).........     2,587       10,350        12,937         11
95 Chestnut Ridge Road(O)..........     1,227        4,907         6,134          5
PARAMUS
140 Ridgewood Avenue(O)............     7,932       31,729        39,661         35
15 East Midland Avenue(O)..........    10,375       41,497        51,872         46
461 From Road(O)...................    13,194       52,778        65,972         58
61 South Paramus Avenue(O).........     9,005       36,018        45,023         40
650 From Road(O)...................    10,487       41,949        52,436         46
ROCHELLE PARK
120 Passaic Street(O)..............     1,354        5,415         6,769          6
365 West Passaic Street(O).........     4,148       16,592        20,740         18
SADDLE RIVER
1 Lake Street(O)...................    13,952       55,812        69,764         62
WOODCLIFF LAKE
400 Chestnut Ridge Road(O).........     4,201       16,802        21,003         16
470 Chestnut Ridge Road(O).........     2,346        9,385        11,731         10
530 Chestnut Ridge Road(O).........     1,860        7,441         9,301          8
50 Tice Boulevard(O)...............     4,500       25,325        29,825      9,453
300 Tice Boulevard(O)..............     5,424       29,850        35,274        813
BURLINGTON COUNTY, NEW JERSEY
DELRAN
Tenby Chase Apartments(M)..........       396        5,107         5,503      3,138
MOORESTOWN
224 Strawbridge Drive(O)...........       766        5,715         6,481     --
228 Strawbridge Drive(O)...........       767        4,716         5,483     --
ESSEX COUNTY, NEW JERSEY
MILLBURN
150 J.F. Kennedy Parkway(O)........    12,606       50,425        63,031         56
ROSELAND
101 Eisenhower Parkway(O)..........       228       13,930        14,158      6,849
103 Eisenhower Parkway(O)..........     2,300       11,740        14,040      4,643
HUDSON COUNTY, NEW JERSEY
JERSEY CITY
95 Christopher Columbus Drive(O)...     6,205       79,479        85,684     19,212
Harborside Financial Center Plaza
  I(O).............................     3,923       51,018        54,941      1,488
Harborside Financial Center Plaza
  II(O)............................    17,843      101,721       119,544      2,994
Harborside Financial Center Plaza
  III(O)...........................    17,823      102,077       119,900      2,993
MERCER COUNTY, NEW JERSEY
HAMILTON TOWNSHIP
100 Horizon Drive(F)...............       205        1,676         1,881         99
200 Horizon Drive(F)...............       205        3,028         3,233        164
300 Horizon Drive(F)...............       379        4,363         4,742        237
500 Horizon Drive(F)...............       379        3,481         3,860        204
PRINCETON
5 Vaughn Drive(O)..................       657        9,948        10,605        620
400 Alexander Road(O)..............       344        6,314         6,658        415
103 Carnegie Center(O).............     2,566        8,230        10,796        397
100 Overlook Center(O).............     4,068       23,150        27,218     --

                                  SCHEDULE III

                             MACK-CALI REALTY, L.P.

              REAL ESTATE INVESTMENTS AND ACCUMULATED DEPRECIATION

                               DECEMBER 31, 1997
                             (DOLLARS IN THOUSANDS)

                                                                            INITIAL COSTS            COSTS
                                                                        ----------------------    CAPITALIZED
                                      YEAR                 RELATED                BUILDING AND     SUBSEQUENT
PROPERTY LOCATION(2)                  BUILT   ACQUIRED   ENCUMBRANCES     LAND    IMPROVEMENTS   TO ACQUISITION
-----------------------------------  -------  --------   ------------   --------  ------------   --------------
MIDDLESEX COUNTY, NEW JERSEY
EAST BRUNSWICK
377 Summerhill Road(O).............     1977    1997         --              649        2,594        --
SOUTH BRUNSWICK
3 Independence Way(O)..............     1983    1997         --            1,997       11,391        --
WOODBRIDGE
581 Main Street(O).................     1991    1997         24,707        3,237       12,949        --

MONMOUTH COUNTY, NEW JERSEY
NEPTUNE
3600 Route 66(O)...................     1989    1995         12,200        1,098       18,146             40
WALL TOWNSHIP
1305 Campus Parkway(O).............     1988    1995         --              335        2,560             39
1320 Wykoff Avenue(F)..............     1986    1995         --              255        1,285        --
1324 Wykoff Avenue(F)..............     1987    1995         --              230        1,439             88
1325 Campus Parkway(F).............     1988    1995         --              270        2,928             24
1340 Campus Parkway(F).............     1992    1995         --              489        4,621            100
1350 Campus Parkway(O).............     1990    1995         --              454        7,134            487
1433 Highway 34(F).................     1985    1995         --              889        4,321            241
1345 Campus Parkway(F).............     1995    1997         --            1,023        5,703        --

MORRIS COUNTY, NEW JERSEY
FLORHAM PARK
325 Columbia Parkway(O)............     1987    1994         12,800        1,564      --              15,116
PARSIPPANY
600 Parsippany Road(O).............     1978    1994         --            1,257        5,594            444
MORRIS PLAINS
201 Littleton Road(O)..............     1979    1997         --            2,407        9,627        --
250 Johnston Road(O)...............     1977    1997          2,354        2,004        8,016        --
MORRIS TOWNSHIP
340 Mt. Kemble Avenue(O)...........     1985    1997         32,178       13,624       54,496        --
412 Mt. Kemble Avenue(O)...........     1986    1997         40,025       15,737       62,954        --

PASSAIC COUNTY, NEW JERSEY
CLIFTON
777 Passaic Avenue(O)..............     1983    1994         --            --         --               6,932
TOTOWA
11 Commerce Way(F).................     1989    1995         --              586        2,986             65
120 Commerce Way(F)................     1994    1995         --              228      --               1,187
140 Commerce Way(F)................     1994    1995         --              229      --               1,187
20 Commerce Way(F).................     1992    1995         --              516        3,108             26
29 Commerce Way(F).................     1990    1995         --              586        3,092            225
40 Commerce Way(F).................     1987    1995         --              516        3,260            399
45 Commerce Way(F).................     1992    1995         --              536        3,379            103
60 Commerce Way(F).................     1988    1995         --              526        3,257            226
999 Riverview Drive(O).............     1988    1995         --              476        6,024            115
100 Commerce Way(F)................     1996    1996         --              226      --               1,615
80 Commerce Way(F).................     1996    1996         --              227      --               1,616
WAYNE
201 Willowbrook Boulevard(O).......     1970    1997         11,637        3,103       12,410        --

SOMERSET COUNTY, NEW JERSEY
BASKING RIDGE
222 Mt. Airy Road(O)...............     1986    1996         --              775        3,636             16
233 Mt. Airy Road(O)...............     1987    1996         --            1,034        5,033             16
BRIDGEWATER
721 Route 202/206(O)...............     1989    1997         24,315        6,730       26,919        --

UNION COUNTY, NEW JERSEY
CLARK
100 Walnut Avenue(O)...............     1985    1994         13,900        --         --              17,299
CRANFORD
11 Commerce Drive(O)...............     1981    1994         --              470      --               5,807
20 Commerce Drive(O)...............     1990    1994         11,000        2,346      --              21,192
6 Commerce Drive(O)................     1973    1994          2,900          250      --               2,655
65 Jackson Drive(O)................     1984    1994         --              541      --               6,944
12 Commerce Drive(O)...............     1967    1997         --              887        3,549        --
NEW PROVIDENCE
890 Mountain Road(O)...............     1977    1997          8,551        2,796       11,185        --

DUTCHESS COUNTY, NEW YORK
FISHKILL
300 South Lake Drive(O)............     1987    1997         --            2,258        9,031        --

                                     GROSS AMOUNT AT WHICH
                                      CARRIED AT CLOSE OF
                                           PERIOD(1)
                                     ----------------------
                                               BUILDING AND               ACCUMULATED
PROPERTY LOCATION(2)                   LAND    IMPROVEMENTS     TOTAL     DEPRECIATION
-----------------------------------  --------  ------------   ----------  -----------
MIDDLESEX COUNTY, NEW JERSEY
EAST BRUNSWICK
377 Summerhill Road(O).............       649        2,594         3,243          3
SOUTH BRUNSWICK
3 Independence Way(O)..............     1,997       11,391        13,388         95
WOODBRIDGE
581 Main Street(O).................     3,237       12,949        16,186         14
MONMOUTH COUNTY, NEW JERSEY
NEPTUNE
3600 Route 66(O)...................     1,098       18,186        19,284        987
WALL TOWNSHIP
1305 Campus Parkway(O).............       335        2,599         2,934        166
1320 Wykoff Avenue(F)..............       255        1,285         1,540         70
1324 Wykoff Avenue(F)..............       230        1,527         1,757         78
1325 Campus Parkway(F).............       270        2,952         3,222        166
1340 Campus Parkway(F).............       489        4,721         5,210        250
1350 Campus Parkway(O).............       454        7,621         8,075        427
1433 Highway 34(F).................       889        4,562         5,451        282
1345 Campus Parkway(F).............     1,023        5,703         6,726        133
MORRIS COUNTY, NEW JERSEY
FLORHAM PARK
325 Columbia Parkway(O)............     1,564       15,116        16,680      5,024
PARSIPPANY
600 Parsippany Road(O).............     1,257        6,038         7,295        493
MORRIS PLAINS
201 Littleton Road(O)..............     2,407        9,627        12,034         11
250 Johnston Road(O)...............     2,004        8,016        10,020          9
MORRIS TOWNSHIP
340 Mt. Kemble Avenue(O)...........    13,624       54,496        68,120         60
412 Mt. Kemble Avenue(O)...........    15,737       62,954        78,691         70
PASSAIC COUNTY, NEW JERSEY
CLIFTON
777 Passaic Avenue(O)..............     1,100        5,832         6,932      2,230
TOTOWA
11 Commerce Way(F).................       586        3,051         3,637        167
120 Commerce Way(F)................       228        1,187         1,415     --
140 Commerce Way(F)................       229        1,187         1,416        128
20 Commerce Way(F).................       516        3,134         3,650        169
29 Commerce Way(F).................       586        3,317         3,903        214
40 Commerce Way(F).................       516        3,659         4,175        209
45 Commerce Way(F).................       536        3,482         4,018        221
60 Commerce Way(F).................       526        3,483         4,009        222
999 Riverview Drive(O).............       476        6,139         6,615        345
100 Commerce Way(F)................       226        1,615         1,841         79
80 Commerce Way(F).................       227        1,616         1,843         79
WAYNE
201 Willowbrook Boulevard(O).......     3,103       12,410        15,513         14
SOMERSET COUNTY, NEW JERSEY
BASKING RIDGE
222 Mt. Airy Road(O)...............       775        3,652         4,427        129
233 Mt. Airy Road(O)...............     1,034        5,049         6,083        179
BRIDGEWATER
721 Route 202/206(O)...............     6,730       26,919        33,649         30
UNION COUNTY, NEW JERSEY
CLARK
100 Walnut Avenue(O)...............     1,822       15,477        17,299      5,750
CRANFORD
11 Commerce Drive(O)...............       470        5,807         6,277      2,824
20 Commerce Drive(O)...............     2,346       21,192        23,538      4,980
6 Commerce Drive(O)................       250        2,655         2,905      1,458
65 Jackson Drive(O)................       541        6,944         7,485      2,475
12 Commerce Drive(O)...............       887        3,549         4,436          4
NEW PROVIDENCE
890 Mountain Road(O)...............     2,796       11,185        13,981         12
DUTCHESS COUNTY, NEW YORK
FISHKILL
300 South Lake Drive(O)............     2,258        9,031        11,289         10

                                  SCHEDULE III

                             MACK-CALI REALTY, L.P.

              REAL ESTATE INVESTMENTS AND ACCUMULATED DEPRECIATION

                               DECEMBER 31, 1997
                             (DOLLARS IN THOUSANDS)

                                                                            INITIAL COSTS            COSTS
                                                                        ----------------------    CAPITALIZED
                                      YEAR                 RELATED                BUILDING AND     SUBSEQUENT
PROPERTY LOCATION(2)                  BUILT   ACQUIRED   ENCUMBRANCES     LAND    IMPROVEMENTS   TO ACQUISITION
-----------------------------------  -------  --------   ------------   --------  ------------   --------------
NASSAU COUNTY, NEW YORK
NORTH HEMPSTEAD
111 East Shore Road(O).............     1980    1997          8,000        2,093        8,370        --
600 Community Drive(O).............     1983    1997         --           11,018       44,070        --

ROCKLAND COUNTY, NEW YORK
SUFFERN
400 Rella Boulevard(O).............     1988    1995         --            1,090       13,412            457

WESTCHESTER COUNTY, NEW YORK
ELMSFORD
1 Warehouse Lane(I)................     1957    1997            161            3          268        --
1 Westchester Plaza(F).............     1967    1997          1,320          199        2,023             17
100 Clearbrook Road(O).............     1975    1997          1,281          220        5,366             98
101 Executive Boulevard(O).........     1971    1997          3,600          267        5,838             19
11 Clearbrook Road(F)..............     1974    1997          1,367          149        2,159        --
150 Clearbrook Road(F).............     1975    1997          4,464          497        7,030        --
175 Clearbrook Road(F).............     1973    1997          4,826          655        7,473            197
2 Warehouse Lane(I)................     1957    1997            402            4          672        --
2 Westchester Plaza(F).............     1968    1997          1,760          234        2,726        --
200 Clearbrook Road(F).............     1974    1997          4,263          579        6,620              8
250 Clearbrook Road(F).............     1973    1997          5,631          867        8,647            205
3 Warehouse Lane(I)................     1957    1997          1,166           21        1,948        --
3 Westchester Plaza(F).............     1969    1997          5,080          655        7,936        --
300 Executive Boulevard(F).........     1970    1997          2,403          460        3,609        --
350 Executive Boulevard(F).........     1970    1997         --              100        1,793        --
399 Executive Boulevard(F).........     1962    1997          4,560          531        7,191        --
4 Warehouse Lane(I)................     1957    1997          8,043           84       13,393              8
4 Westchester Plaza(F).............     1969    1997          2,400          320        3,729             12
400 Executive Boulevard(F).........     1970    1997          2,403        2,202        1,846        --
5 Warehouse Lane(I)................     1957    1997          2,855           19        4,804              3
5 Westchester Plaza(F).............     1969    1997          1,200          118        1,949        --
50 Executive Boulevard(F)..........     1969    1997          1,680          237        2,617        --
500 Executive Boulevard(F).........     1970    1997          2,643          258        4,183        --
525 Executive Boulevard(F).........     1972    1997         --              345        5,499        --
570 Taxter Road(O).................     1972    1997          3,847          438        6,078             18
6 Warehouse Lane(I)................     1982    1997          2,654           10        4,419        --
6 Westchester Plaza(F).............     1968    1997          1,280          164        1,998        --
7 Westchester Plaza(F).............     1972    1997          2,720          286        4,321              9
700 Executive Boulevard(L).........      N/A    1997         --              970      --             --
75 Clearbrook Road(F)..............     1990    1997         --            2,313        4,717        --
77 Executive Boulevard(F)..........     1977    1997          3,982           34        1,104        --
8 Westchester Plaza(F).............     1971    1997          3,378          447        5,262            111
85 Executive Boulevard(F)..........     1968    1997          1,562          155        2,507        --
HAWTHORNE
1 Skyline Drive(O).................     1980    1997         --               66        1,711        --
10 Skyline Drive(F)................     1985    1997          1,729          134        2,799            109
11 Skyline Drive(F)................     1989    1997         --            --           4,788        --
15 Skyline Drive(F)................     1989    1997         --            --           7,449            305
17 Skyline Drive(O)................     1989    1997         --            --           7,269        --
2 Skyline Drive(O).................     1987    1997         --              109        3,128        --
200 Saw Mill River Road(F).........     1965    1997          2,172          353        3,353              4
30 Saw Mill River Road(O)..........     1982    1997         21,553        2,355       34,254        --
4 Skyline Drive(F).................     1987    1997         --              363        7,513            210
8 Skyline Drive(F).................     1985    1997          2,734          212        4,410        --
TARRYTOWN
200 White Plains Road(O)...........     1982    1997          5,150          378        8,367            335
220 White Plains Road(O)...........     1984    1997          5,030          367        8,112             15
230 White Plains Road(R)...........     1984    1997          1,158          124        1,845        --
WHITE PLAINS
1 Barker Avenue(O).................     1975    1997         --              208        9,629             33
1 Water Street(O)..................     1979    1997          3,298          211        5,382              6
11 Martine Avenue(O)...............     1987    1997         15,465          127       26,833        --
25 Martine Avenue(M)...............     1987    1997         --              120       11,366        --
3 Barker Avenue(O).................     1983    1997            122        7,864          249            122
50 Main Street(O)..................     1985    1997         27,919          564       48,105            144

                                     GROSS AMOUNT AT WHICH
                                      CARRIED AT CLOSE OF
                                           PERIOD(1)
                                     ----------------------
                                               BUILDING AND               ACCUMULATED
PROPERTY LOCATION(2)                   LAND    IMPROVEMENTS     TOTAL     DEPRECIATION
-----------------------------------  --------  ------------   ----------  -----------
NASSAU COUNTY, NEW YORK
NORTH HEMPSTEAD
111 East Shore Road(O).............     2,093        8,370        10,463          9
600 Community Drive(O).............    11,018       44,070        55,088         49
ROCKLAND COUNTY, NEW YORK
SUFFERN
400 Rella Boulevard(O).............     1,090       13,869        14,959        982
WESTCHESTER COUNTY, NEW YORK
ELMSFORD
1 Warehouse Lane(I)................         3          268           271          6
1 Westchester Plaza(F).............       199        2,040         2,239         47
100 Clearbrook Road(O).............       220        5,464         5,684        125
101 Executive Boulevard(O).........       267        5,857         6,124        136
11 Clearbrook Road(F)..............       149        2,159         2,308         49
150 Clearbrook Road(F).............       497        7,030         7,527        161
175 Clearbrook Road(F).............       655        7,670         8,325        184
2 Warehouse Lane(I)................         4          672           676         15
2 Westchester Plaza(F).............       234        2,726         2,960         62
200 Clearbrook Road(F).............       579        6,628         7,207        152
250 Clearbrook Road(F).............       867        8,852         9,719        203
3 Warehouse Lane(I)................        21        1,948         1,969         45
3 Westchester Plaza(F).............       655        7,936         8,591        182
300 Executive Boulevard(F).........       460        3,609         4,069         83
350 Executive Boulevard(F).........       100        1,793         1,893         41
399 Executive Boulevard(F).........       531        7,191         7,722        165
4 Warehouse Lane(I)................        84       13,401        13,485        309
4 Westchester Plaza(F).............       320        3,741         4,061         87
400 Executive Boulevard(F).........     2,202        1,846         4,048         42
5 Warehouse Lane(I)................        19        4,807         4,826        111
5 Westchester Plaza(F).............       118        1,949         2,067         45
50 Executive Boulevard(F)..........       237        2,617         2,854         60
500 Executive Boulevard(F).........       258        4,183         4,441         96
525 Executive Boulevard(F).........       345        5,499         5,844        126
570 Taxter Road(O).................       438        6,096         6,534        143
6 Warehouse Lane(I)................        10        4,419         4,429        101
6 Westchester Plaza(F).............       164        1,998         2,162         46
7 Westchester Plaza(F).............       286        4,330         4,616        100
700 Executive Boulevard(L).........       970      --                970     --
75 Clearbrook Road(F)..............     2,313        4,717         7,030        108
77 Executive Boulevard(F)..........        34        1,104         1,138         25
8 Westchester Plaza(F).............       447        5,373         5,820        128
85 Executive Boulevard(F)..........       155        2,507         2,662         57
HAWTHORNE
1 Skyline Drive(O).................        66        1,711         1,777         39
10 Skyline Drive(F)................       134        2,908         3,042         69
11 Skyline Drive(F)................     --           4,788         4,788        110
15 Skyline Drive(F)................     --           7,754         7,754        211
17 Skyline Drive(O)................     --           7,269         7,269        167
2 Skyline Drive(O).................       109        3,128         3,237         72
200 Saw Mill River Road(F).........       353        3,357         3,710         77
30 Saw Mill River Road(O)..........     2,355       34,254        36,609        785
4 Skyline Drive(F).................       363        7,723         8,086        187
8 Skyline Drive(F).................       212        4,410         4,622        101
TARRYTOWN
200 White Plains Road(O)...........       378        8,702         9,080        250
220 White Plains Road(O)...........       367        8,127         8,494        193
230 White Plains Road(R)...........       124        1,845         1,969         42
WHITE PLAINS
1 Barker Avenue(O).................       208        9,662         9,870        225
1 Water Street(O)..................       211        5,388         5,599        124
11 Martine Avenue(O)...............       127       26,833        26,960        615
25 Martine Avenue(M)...............       120       11,366        11,486        260
3 Barker Avenue(O).................     8,113        8,235           191
50 Main Street(O)..................       564       48,249        48,813      1,111

                                  SCHEDULE III

                             MACK-CALI REALTY, L.P.

              REAL ESTATE INVESTMENTS AND ACCUMULATED DEPRECIATION

                               DECEMBER 31, 1997
                             (DOLLARS IN THOUSANDS)

                                                                            INITIAL COSTS            COSTS
                                                                        ----------------------    CAPITALIZED
                                      YEAR                 RELATED                BUILDING AND     SUBSEQUENT
PROPERTY LOCATION(2)                  BUILT   ACQUIRED   ENCUMBRANCES     LAND    IMPROVEMENTS   TO ACQUISITION
-----------------------------------  -------  --------   ------------   --------  ------------   --------------
YONKERS
1 Enterprise Boulevard(L)..........      N/A    1997         --            1,380      --             --
1 Executive Boulevard(O)...........     1982    1997            684        1,104       11,904             24
1 Odell Plaza(F)...................     1980    1997         --            1,206        6,815        --
100 Corporate Boulevard(F).........     1987    1997          6,211          602        9,910        --
2 Executive Plaza(R)...............     1986    1997          7,722           89        2,439        --
3 Executive Plaza(O)...............     1987    1997         --              385        6,259              4
4 Executive Plaza(F)...............     1986    1997          1,528          584        6,134            162
5 Odell Plaza(F)...................     1983    1997         --              331        2,988        --
6 Executive Plaza(F)...............     1987    1997         --              546        7,246        --
7 Odell Plaza(F)...................     1984    1997         --              419        4,418             53
200 Corporate Boulevard South(F)...     1990    1997         --              502        7,575        --

CHESTER COUNTY, PENNSYLVANIA
BERWYN
1000 Westlakes Drive(O)............     1989    1997         --              619        9,016             60
1055 Westlakes Drive(O)............     1990    1997         --            1,951       19,046            116
1205 Westlakes Drive(O)............     1988    1997         --            1,323       20,098            127
1235 Westlakes Drive(O)............     1986    1997         --            1,417       21,215            136

DELAWARE COUNTY, PENNSYLVANIA
MEDIA
1400 Providence Rd--Center I(O)....     1986    1996         --            1,042        9,054            532
1400 Providence Rd. - Center
  II(O)............................     1990    1996         --            1,543       16,464            518
LESTER
100 Stevens Drive(O)...............     1986    1996         --            1,349       10,018            109
200 Stevens Drive(O)...............     1987    1996         --            1,644       20,186            133
300 Stevens Drive(O)...............     1992    1996         --              491        9,490             74

MONTGOMERY COUNTY, PENNSYLVANIA
LOWER PROVIDENCE
1000 Madison Avenue(O).............     1990    1997         --            1,713       12,559              1
PLYMOUTH MEETING
Five Sentry East(O)................     1984    1996         --              642        8,168            255
Five Sentry West(O)................     1984    1996         --              268        3,406             34
1150 Plymouth Meeting Mall(O)......     1970    1997         --              125          499        --

FAIRFIELD COUNTY, CONNECTICUT
STAMFORD
419 West Avenue & Expans(F)........     1986    1997         --            4,538        9,246        --
500 West Avenue(F).................     1988    1997         --              415        1,679        --
550 West Avenue(F).................     1990    1997         --            1,975        3,856        --
SHELTON
1000 Bridgeport Avenue(O)..........     1986    1997            773       15,036      --                 773

BEXAR COUNTY, TEXAS
SAN ANTONIO
111 Soledad(O).....................     1918    1997         --            2,004        8,017        --
1777 N.E. Loop 410(O)..............     1986    1997         --            3,119       12,477        --
84 N.E. Loop 410(O)................     1971    1997         --            2,596       10,382        --
200 Concord Plaza Drive(O).........     1986    1997         --            5,109       28,967        --

COLLIN COUNTY, TEXAS
PLANO
555 Republic Place(O)..............     1986    1997         --              942        3,767        --

DALLAS COUNTY, TEXAS
DALLAS
3030 LBJ Freeway(O)................     1984    1997         --            6,098       24,366        --
3100 Monticello(O).................     1984    1997         --            1,940        7,762        --
8214 Westchester(O)................     1983    1997         --            1,705        6,819        --
IRVING
2300 Valley View(O)................     1985    1997         --            1,913        7,651        --
RICHARDSON
1122 Alma Road(O)..................     1977    1997         --              754        3,015        --

                                     GROSS AMOUNT AT WHICH
                                      CARRIED AT CLOSE OF
                                           PERIOD(1)
                                     ----------------------
                                               BUILDING AND               ACCUMULATED
PROPERTY LOCATION(2)                   LAND    IMPROVEMENTS     TOTAL     DEPRECIATION
-----------------------------------  --------  ------------   ----------  -----------
YONKERS
1 Enterprise Boulevard(L)..........     1,380      --              1,380     --
1 Executive Boulevard(O)...........     1,104       11,928        13,032        284
1 Odell Plaza(F)...................     1,206        6,815         8,021        156
100 Corporate Boulevard(F).........       602        9,910        10,512        227
2 Executive Plaza(R)...............        89        2,439         2,528         56
3 Executive Plaza(O)...............       385        6,263         6,648        143
4 Executive Plaza(F)...............       584        6,296         6,880        150
5 Odell Plaza(F)...................       331        2,988         3,319         68
6 Executive Plaza(F)...............       546        7,246         7,792        166
7 Odell Plaza(F)...................       419        4,471         4,890        108
200 Corporate Boulevard South(F)...       502        7,575         8,077        174
CHESTER COUNTY, PENNSYLVANIA
BERWYN
1000 Westlakes Drive(O)............       619        9,076         9,695        167
1055 Westlakes Drive(O)............     1,951       19,162        21,113        343
1205 Westlakes Drive(O)............     1,323       20,225        21,548        359
1235 Westlakes Drive(O)............     1,417       21,351        22,768        391
DELAWARE COUNTY, PENNSYLVANIA
MEDIA
1400 Providence Rd--Center I(O)....     1,042        9,586        10,628        395
1400 Providence Rd. - Center
  II(O)............................     1,543       16,982        18,525        711
LESTER
100 Stevens Drive(O)...............     1,349       10,127        11,476        253
200 Stevens Drive(O)...............     1,644       20,319        21,963        508
300 Stevens Drive(O)...............       491        9,564        10,055        239
MONTGOMERY COUNTY, PENNSYLVANIA
LOWER PROVIDENCE
1000 Madison Avenue(O).............     1,713       12,559        14,272         32
PLYMOUTH MEETING
Five Sentry East(O)................       642        8,423         9,065        239
Five Sentry West(O)................       268        3,440         3,708        100
1150 Plymouth Meeting Mall(O)......       125          499           624          1
FAIRFIELD COUNTY, CONNECTICUT
STAMFORD
419 West Avenue & Expans(F)........     4,538        9,246        13,784        213
500 West Avenue(F).................       415        1,679         2,094         38
550 West Avenue(F).................     1,975        3,856         5,831         88
SHELTON
1000 Bridgeport Avenue(O)..........    15,036       15,809           148
BEXAR COUNTY, TEXAS
SAN ANTONIO
111 Soledad(O).....................     2,004        8,017        10,021          9
1777 N.E. Loop 410(O)..............     3,119       12,477        15,596         14
84 N.E. Loop 410(O)................     2,596       10,382        12,978         11
200 Concord Plaza Drive(O).........     5,109       28,967        34,076         30
COLLIN COUNTY, TEXAS
PLANO
555 Republic Place(O)..............       942        3,767         4,709          4
DALLAS COUNTY, TEXAS
DALLAS
3030 LBJ Freeway(O)................     6,098       24,366        30,464         27
3100 Monticello(O).................     1,940        7,762         9,702          9
8214 Westchester(O)................     1,705        6,819         8,524          8
IRVING
2300 Valley View(O)................     1,913        7,651         9,564          8
RICHARDSON
1122 Alma Road(O)..................       754        3,015         3,769          3

                                  SCHEDULE III

                             MACK-CALI REALTY, L.P.

              REAL ESTATE INVESTMENTS AND ACCUMULATED DEPRECIATION

                               DECEMBER 31, 1997
                             (DOLLARS IN THOUSANDS)

                                                                            INITIAL COSTS            COSTS
                                                                        ----------------------    CAPITALIZED
                                      YEAR                 RELATED                BUILDING AND     SUBSEQUENT
PROPERTY LOCATION(2)                  BUILT   ACQUIRED   ENCUMBRANCES     LAND    IMPROVEMENTS   TO ACQUISITION
-----------------------------------  -------  --------   ------------   --------  ------------   --------------
HARRIS COUNTY, TEXAS
HOUSTON
10497 Town & Country Way(O)........     1981    1997         --            1,619        6,476        --
14511 Falling Creek(O).............     1982    1997         --              434        1,738        --
1717 St. James Place(O)............     1975    1997         --              909        3,636        --
1770 St. James Place(O)............     1973    1997         --              730        2,920        --
5225 Katy Freeway(O)...............     1983    1997         --            1,403        5,610        --
5300 Memorial(O)...................     1982    1997         --            1,283        7,269        --

POTTER COUNTY, TEXAS
AMARILLO
6900 IH--40 West(O)................     1986    1997         --              287        1,147        --

TARRANT COUNTY, TEXAS
EULESS
150 West Park Way(O)...............     1984    1997         --              852        3,410        --

MARICOPA COUNTY, ARIZONA
GLENDALE
5551 West Talavi Boulevard(O)......     1991    1997          7,847        2,732       10,927        --
PHOENIX
19640 North 31st Street(O).........     1990    1997         11,518        3,437       13,747        --
20002 North 19th Avenue(O).........     1986    1997         --            1,843        7,371        --
SCOTTSDALE
9060 E. Via Linda Boulevard(O).....     1984    1997         10,095        3,720       14,879        --

SAN FRANCISCO COUNTY, CALIFORNIA
SAN FRANCISCO
760 Market Street(O)...............     1908    1997         --            5,588       22,352        --

HILLSBOROUGH COUNTY, FLORIDA
TAMPA
501 Kennedy Boulevard(O)...........     1982    1997         --            3,959       15,837        --

POLK COUNTY, IOWA
WEST DES MOINES
2600 Westown Parkway(O)............     1988    1997         --            1,708        6,833        --

DOUGLAS COUNTY, NEBRASKA
OMAHA
210 South 16th Street(O)...........     1894    1997         --            2,559       10,236        --
Projects Under Development.........                                        1,163      --               1,073
Furniture, Fixtures & Equipment....                                        --         --               4,316
                                                         ------------   --------  ------------   --------------
TOTALS.............................                        $850,550     $368,684   $2,020,297       $240,635
                                                         ------------   --------  ------------   --------------
                                                         ------------   --------  ------------   --------------

                                     GROSS AMOUNT AT WHICH
                                      CARRIED AT CLOSE OF
                                           PERIOD(1)
                                     ----------------------
                                               BUILDING AND               ACCUMULATED
PROPERTY LOCATION(2)                   LAND    IMPROVEMENTS     TOTAL     DEPRECIATION
-----------------------------------  --------  ------------   ----------  -----------
HARRIS COUNTY, TEXAS
HOUSTON
10497 Town & Country Way(O)........     1,619        6,476         8,095          7
14511 Falling Creek(O).............       434        1,738         2,172          2
1717 St. James Place(O)............       909        3,636         4,545          4
1770 St. James Place(O)............       730        2,920         3,650          3
5225 Katy Freeway(O)...............     1,403        5,610         7,013          6
5300 Memorial(O)...................     1,710        6,841         8,551          8
POTTER COUNTY, TEXAS
AMARILLO
6900 IH--40 West(O)................       287        1,147         1,434          1
TARRANT COUNTY, TEXAS
EULESS
150 West Park Way(O)...............       852        3,410         4,262          4
MARICOPA COUNTY, ARIZONA
GLENDALE
5551 West Talavi Boulevard(O)......     2,732       10,927        13,659         12
PHOENIX
19640 North 31st Street(O).........     3,437       13,747        17,184         15
20002 North 19th Avenue(O).........     1,843        7,371         9,214          8
SCOTTSDALE
9060 E. Via Linda Boulevard(O).....     3,720       14,879        18,599         16
SAN FRANCISCO COUNTY, CALIFORNIA
SAN FRANCISCO
760 Market Street(O)...............     5,588       22,352        27,940         25
HILLSBOROUGH COUNTY, FLORIDA
TAMPA
501 Kennedy Boulevard(O)...........     3,959       15,837        19,796         18
POLK COUNTY, IOWA
WEST DES MOINES
2600 Westown Parkway(O)............     1,708        6,833         8,541          8
DOUGLAS COUNTY, NEBRASKA
OMAHA
210 South 16th Street(O)...........     2,559       10,236        12,795         11
Projects Under Development.........     1,163        1,073         2,236     --
Furniture, Fixtures & Equipment....     --           4,316         4,316      1,140
                                     --------  ------------   ----------  -----------
TOTALS.............................  $374,242   $2,255,374    $2,629,616   $103,133
                                     --------  ------------   ----------  -----------
                                     --------  ------------   ----------  -----------

----------------------------------------

(1) The aggregate cost for federal income tax purposes at December 31, 1997 was approximately $1.68 billion.

(2) Legend of Property Codes:

(O)=Office Property

(F)=Office/Flex Property

(I)=Industrial/Warehouse Property

(M)=Multi-family Residential Property

(R)=Stand-alone Retail Property

(L)=Land Lease

                             MACK-CALI REALTY, L.P.
                              NOTE TO SCHEDULE III

    Changes in rental properties and accumulated depreciation for the periods ended December 31, 1997, 1996 and 1995 are as follows:

RENTAL PROPERTIES                                            1997         1996        1995
-------------------------------------------------------  ------------  ----------  ----------
Balance at beginning of year...........................  $    853,352  $  387,675  $  234,470
  Additions............................................     1,776,264     473,371     153,753
  Retirements/Disposals................................       --           (7,694)       (548)
                                                         ------------  ----------  ----------
Balance at end year....................................  $  2,629,616  $  853,352  $  387,675
                                                         ------------  ----------  ----------
                                                         ------------  ----------  ----------
Accumulated Depreciation:
Balance at beginning of year...........................  $     68,610  $   59,095  $   50,800
  Depreciation expense.................................        34,523      12,810       8,807
  Retirements/Disposals................................       --           (3,295)       (512)
                                                         ------------  ----------  ----------
Balance at end of year.................................  $    103,133  $   68,610  $   59,095
                                                         ------------  ----------  ----------
                                                         ------------  ----------  ----------

                            SELECTED FINANCIAL DATA
                             MACK-CALI REALTY, L.P.

    The following table sets forth selected financial data on a consolidated basis for the Operating Partnership and on a combined basis for the Cali Group.



                                              THE OPERATING PARTNERSHIP
                           ---------------------------------------------------------------        THE CALI GROUP
                                                                                             -------------------------
                            THREE MONTHS ENDED                                 AUGUST 31,    JANUARY 1,
OPERATING DATA                   MARCH 31,         YEAR ENDED DECEMBER 31,      1994 TO       1994 TO      YEAR ENDED
IN THOUSANDS, EXCEPT PER   ---------------------  --------------------------  DECEMBER 31,   AUGUST 30,   DECEMBER 31,
UNIT DATA                     1998        1997      1997     1996     1995        1994          1994          1993
-------------------------  -----------   -------  --------  -------  -------  ------------   ----------   ------------
                                (UNAUDITED)
Total Revenues...........   $105,823     $52,155  $249,801  $95,472  $62,335    $16,841       $33,637       $47,900
Operating and other
  expenses...............   $ 31,067     $15,574  $ 75,150  $29,842  $20,705    $ 5,240       $11,155       $16,408
General and
  administrative.........   $  6,196     $ 3,173  $ 15,862  $ 5,800  $ 3,712    $ 1,079       $ 2,288       $ 2,618
Depreciation and
  amortization...........   $ 16,231     $ 7,493  $ 36,825  $14,731  $10,655    $ 3,319       $ 5,093       $ 7,934
Interest expense.........   $ 18,480     $ 7,820  $ 39,078  $13,758  $10,117    $ 2,213       $13,969       $22,004
Non-recurring
  merger-related
  charges................   $ --         $ --     $ 46,519  $ --     $ --       $--           $ --          $--
Income(loss) before
  extraordinary item.....   $ 33,849     $18,095  $ 36,367  $37,179  $17,146    $ 4,990       $  (110)      $(1,064)
Basic earnings per common
  unit-- before
  extraordinary item
  (1)....................   $   0.52     $  0.45  $   0.05  $  1.73  $  1.23    $  0.38
Diluted earnings per
  common unit-- before
  extraordinary item
  (1)....................   $   0.51     $  0.44  $   0.05  $  1.71  $  1.22    $  0.38
Distributions declared
  per common unit........   $   0.50     $  0.45  $   1.90  $  1.75  $  1.66    $  0.54
Basic weighted average
  units outstanding......     57,932      40,085    43,356   21,171   13,986     13,302
Diluted weighted average
  units outstanding......     58,682      40,817    44,156   21,436   14,041     13,302


                                            THE OPERATING PARTNERSHIP
                           -----------------------------------------------------------  THE CALI GROUP
                                                           DECEMBER 31,                 --------------
BALANCE SHEET DATA IN                       ------------------------------------------   DECEMBER 31,
  THOUSANDS                MARCH 31, 1998      1997        1996       1995      1994         1993
-------------------------  --------------   ----------  ----------  --------  --------  --------------
                            (UNAUDITED)
Rental property, before
  accumulated
  depreciation and
  amortization...........    $3,083,951     $2,629,616  $  853,352  $387,675  $234,470     $213,675
Total assets.............    $3,085,315     $2,593,444  $1,026,328  $363,949  $225,295     $208,828
Mortgages and loans
  payable................    $1,207,592     $  972,650  $  268,010  $135,464  $ 77,000     $231,981
Total liabilities........    $1,305,827     $1,056,759  $  297,985  $150,058  $ 88,081     $243,163
Partners' capital
  (deficit)..............    $1,799,488     $1,536,685  $  728,343  $213,891  $137,214     $(34,355)


                                                THE OPERATING PARTNERSHIP
                           -------------------------------------------------------------------
                                                                                                      THE CALI GROUP
                            THREE MONTHS ENDED                                                   -------------------------
                                MARCH 31,                                          AUGUST 31,    JANUARY 1,
                               (UNAUDITED)           YEAR ENDED DECEMBER 31,        1994 TO       1994 TO      YEAR ENDED
                           --------------------  -------------------------------  DECEMBER 31,   AUGUST 30,   DECEMBER 31,
OTHER DATA IN THOUSANDS      1998       1997       1997       1996       1995         1994          1994          1993
-------------------------  ---------  ---------  ---------  ---------  ---------  ------------   ----------   ------------
Cash flows provided by
  operating activities...  $  50,383  $  31,538  $  98,142  $  46,823  $  28,446    $ 6,367       $ 6,328       $ 2,735
Cash flows (used in)
  provided by investing
  activities.............  $(444,640) $(242,199) $(939,501) $(307,752) $(133,736)   $(8,947)      $ 1,975       $(3,227)
Cash flows provided by
  (used in) financing
  activities.............  $ 403,270  $  12,639  $ 639,256  $ 464,769  $  99,863    $ 8,974       $(1,038)      $  (886)
Funds from operations
  (2)....................  $  42,855  $  23,967  $ 110,864  $  45,220  $  27,397


------------------------

(1) Earnings per unit (EPU) amounts were not applicable for the Cali Group periods, as the Cali Group consisted of a series of partnerships.


(2) The Operating Partnership considers funds from operations (after adjustment for straight-lining of rents) one measure of REIT performance. Funds from operations is defined as net income (loss) before distribution to preferred unitholders computed in accordance with generally accepted accounting principles ("GAAP"), excluding gains (or losses) from debt restructuring, other extraordinary and significant non-recurring items and sales of property, plus real estate-related depreciation and amortization. Funds from operations should not be considered as an alternative for net income as an indication of the Operating Partnership performance or to cash flows as a measure of liquidity. Funds from operations presented herein is not necessarily comparable to Funds from operations presented by other real estate companies due to the fact that not all real estate companies use the same definition. However, the Operating Partnership's funds from operations is comparable to the funds from operations of real estate companies that use the current definition of the National Association of Real Estate Investment Trusts ("NAREIT"), after the adjustment for straight-lining of rents. Refer to Management's Discussion and Analysis of Financial Condition and Results of Operations, contained elsewhere in this Prospectus, for the calculation of FFO for the periods presented.

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    The following table sets forth estimated expenses (except for Commission fee) to be incurred in connection with the issuance and distribution of the securities being registered.

Commission Registration Fee.................................  $    590,000.00
Printing and Engraving Expenses.............................       200,000.00
Legal Fees and Expenses (other than Blue Sky)...............       700,000.00
Accounting Fees and Expenses................................       450,000.00
Blue Sky Fees and Expenses (including fees of counsel)......        20,000.00
Rating Agency Costs.........................................       125,000.00
Indenture Trustee Fees......................................        50,000.00
Miscellaneous...............................................        40,000.00
                                                              ---------------
  Total.....................................................  $  2,175,000.00
                                                              ---------------
                                                              ---------------

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    The Company's officers and directors are indemnified under Maryland law, the Articles of Incorporation and the Amended and Restated Agreement of Limited Partnership of the Operating Partnership (the "Partnership Agreement of the Operating Partnership"), against certain liabilities. The Articles of Incorporation require the Company to indemnify its directors and officers to the fullest extent permitted from time to time by the laws of the State of Maryland. The bylaws contain provisions which implement the indemnification provisions of the Articles of Incorporation.

    The Maryland General Corporation Law ("MGCL") permits a corporation to indemnify its directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service in those capacities unless it is established that the act or omission of the director or officer was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty, or the director or officer actually received an improper personal benefit in money, property or services, or in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful, or the director or officer was adjudged to be liable to the corporation for the act or omission. No amendment of the Articles of Incorporation of the Company shall limit or eliminate the right to indemnification provided with respect to acts or omissions occurring prior to such amendment or repeal. Maryland law permits the Company to provide indemnification to an officer to the same extent as a director, although additional indemnification may be provided if such officer is not also a director.

    The MGCL permits the articles of incorporation of a Maryland corporation to include a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages, with specified exceptions. The MGCL does not, however, permit the liability of directors and officers to the corporation or its stockholders to be limited to the extent that (1) it is proved that the person actually received an improper benefit or profit in money, property or services (to the extent such benefit or profit was received) or (2) a judgment or other final adjudication adverse to such person is entered in a proceeding based on a finding that the person's action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding. The Articles of Incorporation of the Company contain a provision consistent with the MGCL. No amendment of the

Articles of Incorporation shall limit or eliminate the limitation of liability with respect to acts or omissions occurring prior to such amendment or repeal.

    The Partnership Agreement of the Operating Partnership also provides for indemnification of the Company and its officers and directors to the same extent indemnification is provided to officers and directors of the Company in its Articles of Incorporation, and limits the liability of the Company and its officers and directors to the Operating Partnership and its partners to the same extent liability of officers and directors of the Company to its stockholders is limited under the Company's Articles of Incorporation.

    In addition, the Delaware Revised Uniform Limited Partnership Act provides that a limited partnership has the power to indemnify and hold harmless any partner or other person from and against any and all claims and demands whatsoever, subject to such standards and restrictions, if any, as are set forth in its partnership agreement.

    The Company has entered into indemnification agreements with each of its directors and officers. The indemnification agreements require, among other things, that the Company indemnify its directors and officers to the fullest extent permitted by law, and advance to the directors and officers all related expenses, subject to reimbursement if it is subsequently determined that indemnification is not permitted. The Company also must indemnify and advance all expenses incurred by directors and officers seeking to enforce their rights under the indemnification agreements, and cover directors and officers under the Company's directors' and officers' liability insurance. Although the form of indemnification agreement offers substantially the same scope of coverage afforded by provisions of the Articles of Incorporation and the bylaws and the Partnership Agreement of the Operating Partnership, it provides greater assurance to directors and officers that indemnification will be available, because, as a contract, it cannot be modified unilaterally in the future by the Board of Directors or by the stockholders to eliminate the rights it provides.

ITEM 16. EXHIBITS.


EXHIBIT NO.                                                 DESCRIPTION
-------------  -----------------------------------------------------------------------------------------------------
        1.1    Form of Underwriting Agreement for equity securities (1)
        4.1    Form of Indenture (2)
        4.2    Form of Articles Supplementary for the Preferred Stock (1)
        4.3    Form of Preferred Stock Certificate (1)
        4.4    Form of Deposit Agreement (1)
        5.1    Opinion of Ballard Spahr Andrews & Ingersoll, LLP regarding the validity of the Preferred Stock,
               Depositary Shares and Guarantees being registered by the Company. (2)
        5.2    Opinion of Pryor Cashman Sherman & Flynn LLP regarding the validity of Debt Securities being registered by the Operating Partnership.
        8.1    Opinion of Pryor Cashman Sherman & Flynn LLP regarding tax matters
       12.1    Computation of Ratios of Earnings to Fixed Charges (2)
       23.1    Consent of Ballard Spahr Andrews & Ingersoll, LLP (included as part of Exhibit 5.1) (2)
       23.2    Consent of Pryor Cashman Sherman & Flynn LLP (included as part of Exhibits 5.2 and 8.1)
       23.3    Consent of PricewaterhouseCoopers LLP
       23.4    Consent of Schonbraun Safris McCann Bekritsky & Co., L.L.C.
       23.5    Consent of Ernst & Young LLP
       25.1    Statement of Eligibility of Trustee on Form T-1 (1)


------------------------

(1) To be filed by amendment or incorporated by reference in connection with the offering of the applicable Offered Securities.


(2) Previously filed.

ITEM 17. UNDERTAKINGS.

    Each of the undersigned Registrants hereby undertakes:

    (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement.

    (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    The undersigned Registrants hereby further undertake that, for the purposes of determining any liability under the Securities Act of 1933, each filing of the Registrants' annual reports pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    The undersigned Registrants hereby further undertake that:

    (1) For the purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance under Rule 430A and contained in a form of prospectus filed by the Registrants pursuant to Rule 424(b)(1) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

    (2) For the purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    Mack-Cali Realty, L.P., an undersigned Registrant, hereby further undertakes to file an application for the purpose of determining the eligibility of the Trustee to act under subsection (a) of Section 310 of the Trust Indenture Act in accordance with the rules and regulations prescribed by the Commission under
Section 305(b)(2) of the Act.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrants pursuant to the foregoing provisions, or otherwise, the Registrants have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrants in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrants will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York on this 5th day of August, 1998.


                                MACK-CALI REALTY CORPORATION

                                By:              /s/ THOMAS A. RIZK
                                     -----------------------------------------
                                                   Thomas A. Rizk
                                              CHIEF EXECUTIVE OFFICER

                                MACK-CALI REALTY, L.P.

                                By:  Mack-Cali Realty Corporation as General
                                     Partner

                                By:              /s/ THOMAS A. RIZK
                                     -----------------------------------------
                                                   Thomas A. Rizk
                                              CHIEF EXECUTIVE OFFICER


    KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Roger W. Thomas or Barry Lefkowitz or any one of them, his or her attorneys-in-fact and agents, each with full power of substitution and resubstitution for him or her in any and all capacities, to sign any or all amendments or post-effective amendments to this Registration Statement or a Registration Statement prepared in accordance with Rule 462 of the Securities Act, and to file the same, with exhibits thereto and other documents in connection herewith or in connection with the Registration of the Offered Securities under the Securities Exchange Act of 1934, as amended, with the Securities and Exchange Commission, granting unto each of such attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary in connection with such matters and hereby ratifying and confirming all that each of such attorneys-in-fact and agents or his or her substitutes may do or cause to be done by virtue hereof.


    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


          SIGNATURE                        TITLE                    DATE
------------------------------  ---------------------------  -------------------

      /s/ THOMAS A. RIZK        Chief Executive Officer and
------------------------------    Director                     August 5, 1998
        Thomas A. Rizk

    /s/ MITCHELL E. HERSH       President, Chief Operating
------------------------------    Officer and Director         August 5, 1998
      Mitchell E. Hersh

     /s/ BARRY LEFKOWITZ        Executive Vice President
------------------------------    and Chief Financial          August 5, 1998
       Barry Lefkowitz            Officer

          SIGNATURE                        TITLE                    DATE
------------------------------  ---------------------------  -------------------

       /s/ JOHN J. CALI         Chairman of the Board
------------------------------                                 August 5, 1998
         John J. Cali

                                Director
------------------------------                                 August 5, 1998
       William L. Mack

     /s/ BRENDAN T. BYRNE       Director
------------------------------                                 August 5, 1998
       Brendan T. Byrne

                                Director
------------------------------                                 August 5, 1998
       Martin D. Gruss

     /s/ JEFFREY B. LANE        Director
------------------------------                                 August 5, 1998
       Jeffrey B. Lane

                                Director
------------------------------                                 August 5, 1998
        Earle I. Mack

                                Director
------------------------------                                 August 5, 1998
       Paul A. Nussbaum

   /s/ ALAN G. PHILIBOSIAN      Director
------------------------------                                 August 5, 1998
     Alan G. Philibosian

                                Director
------------------------------                                 August 5, 1998
        Irvin D. Reid

                                Director
------------------------------                                 August 5, 1998
         Vincent Tese

    /s/ ROBERT F. WEINBERG      Director
------------------------------                                 August 5, 1998
      Robert F. Weinberg

                                 EXHIBIT INDEX


                                                                                                       SEQUENTIALLY
 EXHIBIT NO.   DESCRIPTION                                                                             NUMBERED PAGE
-------------  -------------------------------------------------------------------------------------  ---------------
        4.1    Form of Indenture (2)

        4.2    Form of Articles Supplementary for the Preferred Stock(1)

        4.3    Form of Preferred Stock Certificate(1)

        4.4    Form of Deposit Agreement(1)

        5.1    Opinion of Ballard Spahr Andrews & Ingersoll, LLP regarding the validity of the
                 Preferred Stock, Depositary Shares and Guarantees being registered by the Company.
                 (2)

        5.2    Opinion of Pryor Cashman Sherman & Flynn LLP regarding the validity of the Debt
                 Securities being registered by the Operating Partnership.

        8.1    Opinion of Pryor Cashman Sherman & Flynn LLP regarding tax matters

       12.1    Computation of Ratios of Earnings to Fixed Charges (2)

       23.1    Consent of Ballard Spahr Andrews & Ingersoll, LLP (included as part of Exhibit 5.1)
                 (2)

       23.2    Consent of Pryor Cashman Sherman & Flynn LLP (included as part of Exhibits 5.2 and
                 8.1)

       23.3    Consent of PricewaterhouseCoopers LLP

       23.4    Consent of Schonbraun Safris McCann Bekritsky & Co., L.L.C.

       23.5    Consent of Ernst & Young LLP

       25.1    Statement of Eligibility of Trustee on Form T-1(1)


------------------------

(1) To be filed by amendment or incorporated by reference in connection with the offering of the applicable Offered Securities.


(2) Previously filed.